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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                AMENDMENT NO. 5

                                       TO
                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                 TENDER LOVING CARE HEALTH CARE SERVICES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                  DELAWARE                                      11-3476656
       (State or Other Jurisdiction of                       (I.R.S. Employer
       Incorporation or Organization)                       Identification No.)

                               1983 MARCUS AVENUE
                          LAKE SUCCESS, NEW YORK 11042
              (Address of Principal Executive Offices) (Zip Code)

                                 (516) 358-1000
                               (Telephone Number)

    Securities to be registered pursuant to Section 12(b) of the Act:  NONE

Securities to be registered pursuant to Section 12(g) of the Act:  COMMON STOCK,
                            $.01 PAR VALUE PER SHARE

Copies of all communications, including all communications sent to the agent for service, should be sent to:

           Floyd I. Wittlin, Esq.                          Renee J. Silver, Esq.
           Richards & O'Neil, LLP                   Vice President and General Counsel
              885 Third Avenue                 Tender Loving Care Health Care Services, Inc.
          New York, New York 10022                          1983 Marcus Avenue
               (212) 207-1200                          Lake Success, New York 11042

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

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT
              CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
                              AND ITEMS OF FORM 10

ITEM                 ITEM CAPTION                       LOCATION IN INFORMATION STATEMENT
NO.                  ------------                       ---------------------------------
  1.  Business...................................  "Summary;" "The Distribution;"
                                                   "Management's Discussion and Analysis of
                                                   Financial Condition and Results of
                                                   Operations;" and "Business."
  2.  Financial Information......................  "Selected Financial Data;" "Risk Factors;"
                                                   "Management's Discussion and Analysis of
                                                   Financial Condition and Results of
                                                   Operations;" and "Financial Statements."
  3.  Properties.................................  "Business."
  4.  Security Ownership of Certain Beneficial
      Owners and Management......................  "Management" and "Securities Ownership of
                                                   Certain Beneficial Owners and Management."
  5.  Directors and Executive Officers...........  "Risk Factors;" "Management;" and
                                                   "Executive Compensation."
  6.  Executive Compensation.....................  "Management;" and "Executive Compensation."
  7.  Certain Relationships and Related
      Transactions...............................  "Certain Transactions;" and "The
                                                   Distribution."
  8.  Legal Proceedings..........................  "Business."
  9.  Market Price of and Dividends on the
      Registrant's Common Equity and Related
      Stockholder Matters........................  "Summary;" "Risk Factors;" and "The
                                                   Distribution."
 10.  Recent Sales of Unregistered Securities....  None.
 11.  Description of Registrant's Securities to
      be Registered..............................  "Description of Capital Stock."
 12.  Indemnification of Directors and
      Officers...................................  "Limited Liability and Indemnification."
 13.  Financial Statements and Supplementary
      Data.......................................  "Summary;" "Selected Financial Data;"
                                                   "Management's Discussion and Analysis of
                                                   Financial Condition and Results of
                                                   Operations;" and "Financial Statements."
 14.  Changes in and Disagreements with
      Accountants on Accounting and Financial
      Disclosure.................................  None.
 15.  Financial Statements and Exhibits..........  "Financial Statements" and Index to
                                                   Exhibits.

                              STAFF BUILDERS, INC.

                                OCTOBER 8, 1999

Dear Stockholder:

     The Board of Directors of Staff Builders, Inc. has approved a plan by which our home health care business will become a separate independent company -- Tender Loving Care Health Care Services, Inc. -- while the remainder of Staff Builders will engage exclusively in supplemental staffing in the health care industry. We will implement our plan through a special dividend of all of the common stock of Tender Loving Care Health Care Services, Inc. ("TLC") owned by Staff Builders to holders of Staff Builders Class A and Class B common stock.

     The Board of Directors of Staff Builders believes that this spin-off is in the best interests of Staff Builders and its stockholders. The spin-off will permit each company to more sharply focus on its own business, customers and opportunities. Staff Builders will be able to focus on its supplemental staffing business free from the web of regulation applicable to the home health care business. TLC will be able to establish a clean identity as a home health care provider. Financial analysts and institutional investors should be able to better understand and recognize the merits of the two businesses and this recognition should enhance the abilities of both companies to raise capital. The common stock of Staff Builders will continue to be listed on the OTC Bulletin Board. TLC expects that a market maker will apply to have the shares of TLC common stock approved for quotation on the OTC Bulletin Board under the symbol "TLCS."

     If you are a holder of record of Staff Builders Class A or Class B common stock at the close of business on October 12, 1999 you will receive as a dividend one share of TLC common stock for every two shares of Staff Builders Class A or Class B common stock you hold. The spin-off is scheduled to occur on or about October 21, 1999. We expect to mail the TLC common stock certificates shortly thereafter. Stockholders of Staff Builders on the record date must retain their Staff Builders stock certificates which will continue to represent shares of Staff Builders common stock.

     The enclosed Information Statement contains information about the spin-off and about TLC. We urge you to read it carefully. Holders of Staff Builders Class A and Class B common stock are not required to take any action to participate in the spin-off. A stockholder vote is not required in connection with this matter and, accordingly, your proxy is not being sought.

     We are optimistic about the prospects for Staff Builders and TLC and appreciate your continued support.

                                            Sincerely,

                                            Stephen Savitsky
                                            Chairman of the Board and Chief
                                            Executive Officer
                                            Staff Builders, Inc.

                             INFORMATION STATEMENT

                 TENDER LOVING CARE HEALTH CARE SERVICES, INC.
                          DISTRIBUTION OF COMMON STOCK

     We are furnishing you with this Information Statement ("Information Statement") in connection with the distribution (the "Distribution") to holders of record of Class A common stock, par value $.01 per share, and Class B common stock, $.01 par value per share (collectively "Staff Builders Common Stock"), of Staff Builders, Inc., a Delaware corporation ("Staff Builders"), on October 12, 1999 (the "Record Date"), of one share of common stock, par value $.01 per share ("TLC Common Stock"), of its wholly-owned subsidiary, Tender Loving Care Health Care Services, Inc., a Delaware corporation ("TLC" or the "Company"), for every two shares of Staff Builders Common Stock owned on the Record Date (the "Distribution Ratio"). TLC was recently organized for the purpose of effecting the Distribution and assuming the operations of the home health care business of Staff Builders. TLC has no prior operating history as an independent business. See "Business."


     As of the Record Date, there are approximately issued and outstanding 11,809,694 shares of TLC Common Stock, all of which are held by Staff Builders.


     The date of the Distribution (the "Distribution Date") is scheduled to be on or about October 21, 1999. No consideration will be paid by holders of Staff Builders Common Stock for shares of TLC Common Stock. See "The
Distribution -- Manner of Effecting the Distribution."

     There is no current trading market for the TLC Common Stock. The Company expects that a market maker will apply to have the shares of TLC Common Stock approved for quotation on the OTC Bulletin Board under the symbol "TLCS." See "The Distribution -- Trading of TLC Common Stock."

     In reviewing this Information Statement, you should carefully consider the matters described under the caption "RISK FACTORS" beginning at page 5.
                             ---------------------

NO STOCKHOLDER APPROVAL OF THE DISTRIBUTION IS REQUIRED OR SOUGHT. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION STATEMENT.
                             ---------------------

THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. CHANGES MAY OCCUR AFTER THE DATE OF THIS INFORMATION STATEMENT AND NEITHER THE COMPANY NOR STAFF BUILDERS WILL UPDATE THE INFORMATION CONTAINED HEREIN EXCEPT IN THE NORMAL COURSE OF THEIR RESPECTIVE PUBLIC DISCLOSURES.
                             ---------------------

     Stockholders of Staff Builders with inquiries related to the Distribution should contact Dale R. Clift, Executive Vice President, Chief Operating Officer and Chief Financial Officer of Staff Builders, or Staff Builders' stock transfer agent, American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005. American Stock Transfer & Trust Company is also acting as distribution agent for the Distribution.
                             ---------------------

           THE DATE OF THIS INFORMATION STATEMENT IS OCTOBER 8, 1999.

                             INFORMATION STATEMENT

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
SUMMARY.....................................................      1
THE COMPANY.................................................      1
THE DISTRIBUTION............................................      1
SUMMARY FINANCIAL DATA......................................      4
FORWARD LOOKING STATEMENTS..................................      5
RISK FACTORS................................................      5
THE DISTRIBUTION............................................     10
SELECTED FINANCIAL DATA.....................................     17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................     19
BUSINESS....................................................     30
STAFF BUILDERS..............................................     37
MANAGEMENT..................................................     38
EXECUTIVE COMPENSATION......................................     41
CERTAIN TRANSACTIONS........................................     48
OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS,
  DIRECTORS AND EXECUTIVE OFFICERS..........................     50
DESCRIPTION OF CAPITAL STOCK................................     51
LIMITED LIABILITY AND INDEMNIFICATION.......................     55
CONSOLIDATED FINANCIAL STATEMENTS...........................    F-1
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS.......   F-35

                             AVAILABLE INFORMATION

     TLC has filed a Registration Statement on Form 10 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the TLC Common Stock. This Information Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information, reference is made hereby to the Registration Statement and such exhibits and schedules. Statements contained herein concerning any documents are not necessarily complete and, in each instance, reference is made to the copies of such documents filed as exhibits to the Registration Statement. Each such statement is qualified in its entirety by such reference. Copies of these documents may be inspected without charge at the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Seven World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from the Commission upon payment of the charges prescribed by the Commission by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also should be available through the Internet by using the SEC EDGAR Archive, the address of which is http:www.sec.gov.

     Following the Distribution, the Company will be required to comply with the reporting requirements of the Exchange Act and will file annual, quarterly and other reports with the Commission. The Company also will be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish annual reports containing audited financial statements to its stockholders in connection with its annual meetings of stockholders. After the Distribution, such reports, proxy statement and other information will be available to be inspected and copied at the public reference facilities of the Commission or obtained by mail or over the Internet from the Commission, as described above.

     NO PERSON IS AUTHORIZED BY STAFF BUILDERS OR THE COMPANY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS INFORMATION STATEMENT. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                                    SUMMARY

     This Summary highlights selected information from this Information Statement, but does not contain all details concerning the Distribution, including information that may be important to you. To better understand the Distribution and the Company, you should carefully review this entire document. Unless otherwise indicated, references in this document to "we", "us", "our", the "Company" or "TLC" means TLC and its subsidiaries. References in this document to "Staff Builders" mean Staff Builders and its subsidiaries.

                                  THE COMPANY

     The Board of Directors and management of Staff Builders have concluded that it is in the best interest of Staff Builders and its stockholders to focus exclusively on its supplemental staffing business and to create a separate, independent company, TLC, to focus solely on the home health care business. TLC is a leading national provider of home health care services. Currently, the Company has 107 offices located in 25 states and the District of Columbia, as well as master franchise licenses in Japan, Spain and Brazil. TLC owns and operates 61 of these offices and 46 of these offices are operated by 29 licensees.

     TLC, a Delaware corporation and a wholly-owned subsidiary of Staff Builders, was formed in February 1999 to acquire 100% of the outstanding capital stock of those subsidiaries of Staff Builders which are engaged in the home health care business. After the Distribution, the Company will operate as an independent, publicly traded company and will own the home health care business previously owned by Staff Builders. See "The Distribution" and "Business"

     The Company provides a wide range of home health care services. Its licensed personnel provide skilled nursing services, including cardiac care, pulmonary management, wound management, maternal health, behavioral health care, infusion therapy administration, hospice support, and extensive patient and family education. Additional professional services include physical therapy, occupational therapy, speech therapy and medical social services. The Company also provides paraprofessional home health aide services and other unlicensed personnel services to assist patients with activities of daily living.

     For the three months ended May 31, 1999 and for the fiscal year ended February 28, 1999, the home health care service revenues of the Company were approximately $70 million and $310 million, respectively.

     The Company's principal office is located at 1983 Marcus Avenue, Lake Success, New York 11042 and its telephone number is (516) 358-1000.

                                THE DISTRIBUTION

     The following sets forth general questions and answers about the Distribution. We encourage you to read the entire document.

What is the
Distribution?..............  On the Distribution Date, Staff Builders will distribute to the stockholders of Staff Builders approximately 11,809,694 shares of TLC Common Stock, based on the approximately 23,619,388 shares of Staff Builders Common Stock outstanding on the Record Date. The shares of TLC Common Stock to be distributed constitute all of the TLC Common Stock outstanding on the Record Date. Immediately after the Distribution, Staff Builders will own no shares of TLC Common Stock. See "The
                             Distribution -- Manner of Effecting the
                             Distribution."

What are the Reasons for
the Distribution?..........  The Board of Directors of Staff Builders believes that the Distribution is in the best interests of Staff Builders and Staff Builders' stockholders. In its view, the Distribution, among other things, will permit Staff Builders and TLC to focus their respective managerial and financial resources on the growth and development of their core businesses without regard to the corporate objectives and policies of the other. It will also create separate and distinct identities for Staff Builders and TLC. This will allow financial analysts and institutional investors to better understand the merits of the two businesses. It also will enhance the ability of TLC to raise capital and Staff Builders to raise capital outside the environment of tighter government regulation of the home health care industry and reduced government reimbursement for home health care services. Further, the Distribution will enable the Company to establish equity-based incentive compensation arrangements which will more effectively attract, retain and motivate employees by offering benefits that are more directly associated with the employees' efforts to improve the long-term performance of the Company. See "The
                             Distribution -- Background of the Distribution."

What do I have to do to
  Participate in the
  Distribution?............  You will not be required to make any payment or to take any other action to receive TLC Common Stock. On or shortly after the Distribution Date, the Distribution Agent will begin distributing stock certificates representing TLC Common Stock to the stockholders of Staff Builders. See "The Distribution -- Manner of Effecting the Distribution."

What is the Distribution
  Ratio?...................  We will distribute one share of TLC Common Stock to you in the Distribution for every two shares of Staff Builders Common Stock you own. See "The Distribution -- Manner of Effecting the Distribution."

Will there be Two Classes
of
  TLC Common Stock?........  No. Whether you own Staff Builders Class A or Class
                             B common stock, you will receive one share of TLC Common Stock for every two shares of Staff Builders Common Stock owned by you. Class B stockholders currently have an approximate 11.6% voting interest in Staff Builders. After the Distribution, such stockholders will have an approximate 1.3% voting interest in TLC.

Will Fractional Shares be
  Issued?..................  No certificates representing fractional shares of
                             TLC Common Stock will be issued. If you are entitled to receive less than a full share of TLC Common Stock, you will receive cash in lieu of such fractional share. See "The Distribution -- Manner of Effecting the Distribution."

Will there be any other
Shares of TLC Common Stock
  issued in connection with
  the Distribution?........  No. However, the Company has reserved a total of
                             2,750,000 shares of TLC Common Stock for issuance under its stock option plan. On the Distribution Date, the Company will grant options under this plan to purchase 2,006,000 shares of TLC Common Stock to certain employees of Staff Builders who will become employees of the Company after the Distribution. The exercise price for these options will be the average of the closing bid and asked price of the TLC Common Stock on the Distribution Date.

How do I know if I am
Eligible to Participate in
  the Distribution?........  If you were a Staff Builders' stockholder of record on October 12, 1999, the Record Date, you will be eligible to participate in the Distribution.

When will the TLC Common
  Stock Certificates be
  Issued?..................  The stock certificates representing your shares of
                             TLC Common Stock will be sent to you on or about October 21, 1999, the expected Distribution Date.

Who will Distribute the
Stock Certificates
  Representing the TLC
  Common Stock?............  The Company's Distribution Agent is American Stock
                             Transfer & Trust Company. It will distribute the certificates representing the TLC Common Stock.

Where will the TLC Common
  Stock be Quoted?.........  We expect that a market marker will apply to have the TLC Common Stock approved for quotation on the OTC Bulletin Board under the symbol "TLCS." There is no current public trading market for TLC Common Stock. See "The Distribution -- Trading of TLC Common Stock."

What are my Tax
Consequences in Obtaining
  Shares of TLC Common
  Stock in the
  Distribution?............  Staff Builders has not requested nor does it intend to request a ruling from the Internal Revenue Service as to the federal income tax consequences of the Distribution. However, on the Distribution Date, Staff Builders will receive an opinion of counsel to the effect that there appears to be substantial authority for viewing the transaction as a "tax free" spin-off under Sections 355 and 368(a)(l)(D)of the Internal Revenue Code of 1986, as amended, and that your receipt of shares of TLC Common Stock will not result in the recognition of income, gain or loss to you for federal income tax purposes. Any cash payment received by you (in lieu of fractional shares) will not be tax-free to you. See "The Distribution -- Federal Income Tax Consequences of the Distribution."

What will be the
Relationship Between Staff
  Builders and TLC after
  the Distribution?........  As a result of the Distribution, the Company will cease to be a subsidiary of or otherwise affiliated with Staff Builders and will thereafter operate as an independent, publicly held company. Four directors of the Company will also remain directors of Staff Builders after the Distribution and one executive officer of the Company will remain an executive officer of Staff Builders after the Distribution. In connection with the Distribution, Staff Builders and the Company have entered into or will enter into certain agreements to ensure a smooth transition. See "The Distribution -- Arrangements Between Staff Builders and TLC Relating to the Distribution."

Will TLC pay Dividends on
its TLC Common Stock?......  The Company currently does not intend to pay cash dividends on the TLC Common Stock and is restricted from doing so by its line of credit with its bank.

Are there any Risks to
Owning TLC Common Stock?...  The shares of TLC Common Stock to be issued in the
                             Distribution involve a high degree of risk. You should carefully consider the matters discussed under the section entitled "Risk Factors."

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following tables set forth a summary of historical financial data of Staff Builders and pro forma financial data of the Company that reflect the Distribution. Since after the Distribution TLC will own a majority of the operations, employees and assets of the historical business of Staff Builders, the Distribution will be treated as a "reverse spin-off" for financial reporting purposes under Generally Accepted Accounting Principles ("GAAP"). The pro forma information, which follows the historical data, may not necessarily be indicative of the results of operations or financial position that would have been obtained if TLC had been a separate, independent company during the periods shown or of TLC's future performance as an independent company. The historical summary financial data for the three years ended February 28, 1999 have been derived from the consolidated financial statements included in this Information Statement. The historical financial statements for the two years ended February 29, 1996 have been derived from audited consolidated financial statements not included separately herein. The interim financial information for the three months ended May 31, 1999 and 1998 have been derived from the unaudited condensed consolidated financial statements included in this Information Statement and include, in the opinion of management, all necessary adjustments for the fair presentation of such information. Interim results may not necessarily be indicative of results of operations for a full year. See "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements beginning at page F-1 and the Unaudited Pro Forma Consolidated Financial Statements beginning at page F-35.

                                                     THREE MONTHS
                                                         ENDED
                                                        MAY 31,                  FISCAL YEARS ENDED FEBRUARY 28/29,
                                                  -------------------   ----------------------------------------------------
                                                    1999       1998       1999       1998       1997       1996       1995
                                                  --------   --------   --------   --------   --------   --------   --------
STAFF BUILDERS CONSOLIDATED HISTORICAL
  OPERATIONS DATA
Revenues........................................  $107,485   $111,278   $437,588   $526,673   $480,355   $410,160   $325,111
Net income (loss)...............................    (2,107)       (99)   (73,086)   (21,632)     3,761      2,014      4,735
Income (loss) per common share:
  Basic.........................................  $  (0.09)  $  (0.00)  $  (3.16)  $  (0.90)  $   0.16   $   0.09   $   0.21
  Diluted.......................................  $  (0.09)  $  (0.00)  $  (3.16)  $  (0.90)  $   0.15   $   0.08   $   0.20
STAFF BUILDERS CONSOLIDATED HISTORICAL BALANCE
  SHEET DATA
Total assets....................................   147,261              $146,505   $158,701   $156,172   $120,527   $103,486
Working capital (deficiency)....................   (47,113)              (39,826)    16,085     27,245     12,007     22,038
Current portion of long-term debt...............    45,812                43,460     10,664      5,071      1,655      1,208
Long-term debt and other liabilities............    55,070                59,082     40,508     37,998      9,611      9,186
Total liabilities...............................   188,804               185,864    120,332     96,706     65,217     51,135
Stockholders' equity (deficiency in assets).....   (41,543)              (39,359)    38,369     59,466     55,310     52,351

                                                              THREE MONTHS ENDED      YEAR ENDED
                                                                 MAY 31, 1999      FEBRUARY 28, 1999
                                                              ------------------   -----------------
TLC CONSOLIDATED PRO FORMA OPERATIONS DATA
Revenues....................................................       $ 70,094            $312,531
Net (Loss)..................................................         (2,959)            (72,100)
(Loss) per common share:
  Basic.....................................................          (0.25)              (6.23)
  Diluted...................................................          (0.25)              (6.23)
TLC CONSOLIDATED PRO FORMA BALANCE SHEET DATA
Total assets................................................       $ 88,711
Working capital (deficiency)................................        (47,120)
Current portion of long-term debt...........................         20,779
Long-term debt and other liabilities........................         55,045
Total liabilities...........................................        153,174
Stockholders' equity (deficiency in assets).................        (64,463)

Certain prior period amounts have been reclassified to conform with the presentation as of May 31 and February 28, 1999 and for the three months and fiscal year periods then ended. Additionally, the financial statements for the year ended February 28, 1998 and the three months ended May 31, 1999 and May 31, 1998 have been restated (see Note 1 to the consolidated financial statements included elsewhere herein).

                           FORWARD LOOKING STATEMENTS

     Certain statements in this Information Statement constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically identified by the inclusion of phrases such as "the Company anticipates," "the Company believes" and other phrases of similar meaning. These forward looking statements are based on our current expectations. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The potential risks and uncertainties which could cause actual results to differ materially from our expectations include: the impact of further changes in the Medicare reimbursement system, including any changes to the current interim payment system and/or the ultimate implementation of a prospective payment system; government regulation; health care reform; pricing pressures from third-party payors, including managed care organizations; retroactive Medicare audit adjustments; and changes in laws and interpretations of laws or regulations relating to the health care industry.

                                  RISK FACTORS

     1. Recent Losses; Accumulated Deficit; Future Prospects. Staff Builders had net losses of $2,107,000, $73,086,000 and $21,632,000 for the three months ended May 31, 1999 and for the fiscal years ended February 28, 1999 and 1998, respectively. Staff Builders had a deficiency in assets of $41,466,000 at May 31, 1999 and $39,359,000 at February 28, 1999 as compared to stockholders' equity of $38,369,000 as of February 28, 1998. On a pro forma basis to reflect the Distribution, the net losses of the Company were $2,882,000 for the three months ended May 31, 1999 and $72,100,000 for the fiscal year ended February 28, 1999. The deficiency in assets of the Company was $64,386,000 at May 31, 1999 on this pro forma basis. The operating losses for fiscal 1999 and fiscal 1998 include restructuring costs of $20,464,000 and $33,447,000, respectively. The fiscal year 1999 and 1998 losses resulted primarily from Medicare and Medicaid audit adjustments and reserves for ongoing audits for prior years which may result in future repayment obligations and for liabilities to government agencies due to changes in the Medicare reimbursement system. Because of our recent operating losses, our working capital deficiency, the possibility that our bank will accelerate our obligation to pay its loans to us, our questionable ability to obtain new financing on satisfactory terms, if at all, and the uncertainty of if or when there will be increases in allowable rates for Medicare-reimbursed services, it is questionable whether the Company will be able to return to profitability in the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     2. Liquidity; Working Capital Deficiency. Staff Builders had a working capital deficiency of $47,113,000 as of May 31, 1999 and $39,826,000 as of February 28, 1999 and had working capital of $16,085,000 as of February 28, 1998. On a pro forma basis to reflect the Distribution, the working capital deficiency of the Company was $47,120,000 as of May 31, 1999. On September 24, 1999, the Company and the subsidiaries of Staff Builders comprising the supplemental staffing business each entered into loan agreements with Mellon Bank whereby the Bank has agreed to provide new separate credit facilities with respect to each line of business. The Company will be in default under this new facility if it does not produce a revised payment plan with The Health Care Finance Administration of the Department of Health and Human Services ("HCFA") satisfactory to the bank with respect to the repayment of Medicare overpayments by October 29, 1999. Although the Company anticipates obtaining such a payment plan, we cannot assure you that it will be obtained by October 29, 1999 or at all. We have also negotiated deferred payment terms for certain of our Medicare and Medicaid audit liabilities and have made or are in the process of making arrangements with many of our other creditors to either reduce our liability to them, defer or extend payment of the liability or a combination of all. We cannot assure you that any or enough such arrangements can be worked out. In such event, or if our revenues do not meet expectations or our costs escalate, we may be unable to pay our debts as they become due and an event of default may occur under this new facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     3. Credit Facility. The Company and the subsidiaries of Staff Builders comprising the supplemental staffing business have each received new separate credit facilities from their existing bank with respect to each line of business. These facilities expire on February 29, 2000. The Company's loan agreement provides for the home health care business to borrow up to a maximum of $17 million which will be reduced to $16 million in December 1999. Although the Company is currently seeking new financing, we cannot assure you that we will be able to obtain new financing by February 29, 2000. Further, if cash provided from operations is not adequate to cover the scheduled reductions in borrowing capability under our credit facility, we may be unable to pay our debts as they become due. In addition, the Distribution requires the consent of Staff Builders' current bank and if such consent is not obtained the Distribution will not be made. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     4. Government Regulation of Home Health Care. As a home health care provider, we are subject to extensive and changing state and Federal regulations relating to the licensing and certification of our offices and the sale and delivery of our products and services. The Federal government and Medicare fiscal intermediaries have become more vigilant in their review of Medicare reimbursements to home health care providers generally, and are becoming more restrictive in their interpretation of those costs for which reimbursement will be allowed to such providers. The Balanced Budget Act of 1997 ("BBA"), resulted in significant changes to cost based reimbursement for Medicare home health care providers. Although a cost based reimbursement system remains, the BBA reduced the cost limits and created new per-beneficiary limits for home health care providers. We cannot quantify the full effect of the BBA on our future performance because certain components of health care reform legislation, such as the per-beneficiary limit, require annual data which will not be known until a final assessment by Medicare and/or its fiscal intermediary is completed for each annual period. See "Business -- Reimbursement."

     As Congress and state reimbursement entities assess alternative health care delivery systems and payment methodologies, we cannot predict which additional reforms may be adopted or what impact they may have on the Company. Additionally, uncertainties relating to the nature and outcomes of health care reforms have also generated numerous realignments, combinations and consolidations in the health care industry which may also have an adverse impact on our business strategy and results of operations. See "Business -- Government Regulation" and "Business -- Reimbursement."

     5. Third-Party Reimbursement and Managed Care. Because the Company is reimbursed for its services primarily by the Medicare/Medicaid programs, insurance companies, managed care companies and other third-party payors, the implementation of alternative payment methodologies by any of these payors could have an adverse impact on revenues and profit margins. Generally, managed care companies have sought to contain costs by reducing payments to providers. Continued cost reduction efforts by managed care companies could adversely affect our results of operations. See "Business -- Reimbursement."


     6. Absence of New York State Approval. The change in ownership of certain subsidiaries of Staff Builders as a result of the Distribution requires the approval of the Public Health Council of the New York State Department of Health. The earliest that the Company could possibly obtain such approval is November 1999. Although we believe that the approval should be granted in November 1999, we cannot assure you that the approval will be granted at such time or at all. If the Public Health Council does not grant approval, an enforcement action could be brought against the Company, which, if successful, could result in the Company not being permitted to conduct business in New York State. Approximately 15% of the Company's service revenues are derived from its business in New York State. Accordingly, if we are unable to conduct our business in New York, it could have a material adverse effect on our consolidated financial position and results of operations.


     7. Tax Treatment of the Distribution. Staff Builders has not obtained and does not intend to obtain a tax ruling from the Internal Revenue Service (the "IRS") concerning the United States Federal income tax consequences of the Distribution. However, on the Distribution Date, Staff Builders will receive an opinion of counsel to the effect that there appears to be substantial authority for viewing the Distribution as a tax-free transaction to Staff Builders' stockholders and to Staff Builders. Accordingly, there can be no assurance that the IRS will treat the Distribution as tax-free. For example, even though Staff Builders and TLC will make a representation to counsel rendering the opinion that, among other things, both companies will continue the active conduct of their respective businesses after the Distribution either directly or through their controlled subsidiaries, the Report of Independent Auditors for Staff Builders for the fiscal year ended February 28, 1999 stated that Staff Builders' losses from operations, working capital deficiency and non-compliance with the terms of its secured credit facility raise substantial doubt about Staff Builders' ability as a consolidated group to continue as a going concern. If, in fact, TLC were unable to continue its respective business after the Distribution, the IRS might assert that the Distribution was taxable, in which case both Staff Builders and its stockholders could be subject to tax on the Distribution, which tax could be material. Staff Builders and TLC will enter into a tax allocation agreement which will provide that if Staff Builders is subject to any tax attributable to the Distribution, Staff Builders will be responsible for such tax. Any such obligation of Staff Builders would have a material adverse effect on Staff Builders. See "The Distribution -- Arrangements Between Staff Builders and TLC Relating to the Distribution" and "The Distribution -- Certain Federal Income Tax Consequences."

     8. Market Uncertainties with Respect to TLC Common Stock. There is no existing market for TLC Common Stock. Although a market maker is likely to cause the TLC Common Stock to be authorized for quotation on the OTC Bulletin Board, we cannot assure you that the application for quotation will be approved. We cannot predict, estimate or give assurances about the trading prices for TLC Common Stock after the Distribution Date. Until the TLC Common Stock is fully distributed and an orderly market develops, the trading prices for TLC Common Stock may fluctuate significantly. Prices for the TLC Common Stock will be determined in the trading markets and may be influenced by many factors, including the depth and liquidity of the market for TLC Common Stock, investor perceptions of TLC and its business, changes in interest rates, TLC's results, TLC's dividend policy, and general economic and market conditions. TLC Common Stock distributed to Staff Builders stockholders in the Distribution generally will be freely transferable under the Securities Act of 1933, as amended (the "Securities Act"), and the sale of a substantial number of shares of TLC Common Stock after the Distribution could adversely affect the market price of the TLC Common Stock. See "The Distribution -- Trading of TLC Common Stock."


     9. Litigation. The Company is a defendant in an action by the United States government alleging submission of false claims and false statements to Medicare, and three lawsuits by former franchisees whose franchise agreements were terminated by the Company. In the opinion of management, the outcome of these actions will not have a material adverse effect on the Company's consolidated financial position or results of operations. However, unfavorable resolutions of these actions could have an adverse impact on liquidity.


     The Company is also a defendant in several civil actions which are incidental to its business. Some of these proceedings seek the recovery of damages in substantial or unspecified amounts. The Company is contesting the allegations of the complaints in these matters. Although it is impossible to predict the outcome of these suits, the Company believes they will not have a material adverse effect on its consolidated financial condition. However, a partially or completely uninsured claim, if successfully asserted, and of sufficient magnitude, could have a material adverse effect on the Company and its financial condition. Moreover, regardless of the ultimate outcome of litigation, the costs and disruption to business operations (including those resulting from impositions on management time) caused by litigation could have a negative impact on the Company's business. See "Business -- Legal Proceedings."

     10. Competition. Although there are national home health care companies, the health care personnel market is highly fragmented and competitors are often localized in particular geographical markets. The Company expects that it will continue to compete with the national providers as well as regional and local health care service providers. Some of the entities with which we compete have substantially greater financial and other resources. In addition, our operations depend, to a significant degree, on our ability to recruit qualified health care personnel and we face competition from other companies in recruiting qualified health care personnel. There can be no assurance that qualified personnel will be available to us in the future. Our failure to recruit qualified personnel could have a material adverse effect on our operations. See "Business -- Recruiting and Training" and "Business -- Competition."

     11. Attraction and Retention of Franchisees and Employees. Maintaining quality franchisees, managers and branch administrators will play a significant part in the future success of the Company. Our professional nurses and other health care personnel are also key to the continued provision of quality care to our patients. The possible inability to attract and retain qualified franchisees, skilled management and sufficient numbers of credentialed health care professionals and para-professionals could adversely affect our operations and quality of service. See "Business -- Recruiting and Training."

     12. Liability for Services; Insurance. The Company's employees make decisions which can have significant medical consequences to the patients in their care. As a result, we are exposed to substantial liability in the event of negligence or wrongful acts of our personnel. The Company expects to be able to maintain medical professional and general liability insurance providing for coverage in a maximum amount of $26 million per claim, subject to a limitation of $26 million for all claims in any single year. There can be no assurance, however, that we will be able to maintain our existing insurance at an acceptable cost or obtain additional insurance in the future as required. Although, to date, we have not incurred any significant liability relating to our services, there can be no assurance that our insurance will be sufficient to cover liabilities that we may incur in the future. See "Business -- Insurance."

     13. Franchise Regulation. We are subject to Federal and state laws, rules and regulations governing the offer and sale of franchises. We are subject to a number of state laws that regulate certain substantive aspects of the franchisor-franchisee relationship. Although we are currently not offering any franchises, if we offer franchises again in the future, and if we fail to comply with the franchise laws, rules and regulations of a particular state relating to offers and sales of franchises, we will be unable to engage in offering or selling franchises in or from such state. The Company will be required to update its offering disclosure document to reflect the occurrence of recent, as well as subsequent, material events. The occurrence of any such events may from time to time require us to stop offering and selling franchises until the document is so updated. There can be no assurance that we will be registered in certain states, that we will be permitted to offer and sell franchises or that we will be able to comply with existing or future franchise regulations in any particular state. See "Business -- Franchise Program" and "Business -- Government Regulation."

     14. Holding Company Structure; No Dividends on Common Stock. TLC is a recently formed holding company that conducts no operations of its own. After the Distribution, the assets of TLC will consist exclusively of its equity interest in its home health care subsidiaries. TLC will rely on cash dividends and other permitted payments from the home health care subsidiaries to pay cash dividends, if any, to the holders of TLC Common Stock. However, we do not expect to declare or pay any dividends on TLC Common Stock in the foreseeable future. The Company is restricted from paying dividends under the terms of its credit facility. We intend to retain all earnings, if any, for use in our business operations.

     15. Service Marks. The Company believes that its service marks have significant value and are important to the marketing of its services. We cannot be sure, however, that the Company's marks do not or will not violate the proprietary rights of others, that our marks would be upheld if challenged or that we would not be prevented from using our marks. In addition, we cannot be sure that we will have the financial resources necessary to enforce or defend our service marks. See "Business -- Service Marks" and "The Distribution -- Arrangements Between Staff Builders and TLC Relating to the
Distribution -- Trademark License Agreement."

     16. Dilutive Effect of Options. The Company has reserved a total of 2,750,000 shares of TLC Common Stock for issuance under its stock option plan. In connection with the Distribution, certain employees of the Company who were previously employed by Staff Builders will receive options under this plan to purchase 2,006,000 shares of TLC Common Stock. To the extent any such options are exercised, the ownership interests of the Company's stockholders will be diluted. Moreover, the terms upon which the Company may be able to obtain additional equity capital may be adversely affected because the holders of options can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided by the terms of such options. See "Executive Compensation -- 1999 TLC Stock Option Plan" and "The Distribution -- Treatment of Employee Options in the Distribution."

     17. Anti-Takeover Provisions. The certificate of incorporation and by-laws of the Company contain various provisions which may discourage future takeover attempts which the Company's stockholders would support and may perpetuate the Company's existing management. Among other things, such provisions: (i) provide the Board of Directors with broad discretion to issue preferred stock; (ii) provide for three year terms for the directors of the Company and the election of such directors on a staggered basis; (iii) prohibit certain business combinations without the affirmative vote of the holders of at least 80% of the then outstanding shares of TLC Common Stock and at least 66% of each series of preferred stock then outstanding; and (iv) require the approval of 80% of all shares eligible to vote for any proposed amendment to the Company's certificate of incorporation or by-laws that seeks to modify or remove the foregoing provisions. In addition, in certain circumstances, Delaware law requires the approval of two-thirds of all shares eligible to vote for certain business combinations involving a stockholder owning 15% or more of the Company's voting securities, excluding the voting power held by such stockholder. In addition to the potential impact on future takeover attempts and the possible perpetuation of management, the existence of all of the above provisions could have an adverse effect on the market price of TLC Common Stock. See "Management" and "Description of Capital Stock."

     18. Control by Management. Upon the consummation of the Distribution, Stephen Savitsky and David Savitsky will own, or have the right to vote, approximately 22% of the outstanding shares of TLC Common Stock. Due to their stockholdings, Stephen Savitsky being an executive officer and director of the Company and David Savitsky being a director of the Company, may have the ability to elect the entire Board of Directors, dissolve, merge or sell the assets of the Company and, generally, direct the affairs of the Company. See "Ownership of Securities by Certain Beneficial Owners, Directors and Executive Officers" and "Description of Capital Stock."

     19. Dependence Upon Key Management Personnel. The success of the Company is largely dependent on the personal efforts of Stephen Savitsky and Dale Clift and other key personnel of the Company. Although the Company has entered into five-year employment agreements with Stephen Savitsky and Dale Clift, the loss of the services of either of them or of certain other key employees would have a material adverse effect on the Company's business and prospects. The loss of the services of Stephen Savitsky or David Savitsky would constitute an event of default under the current credit facility. See "Management."

     20. Year 2000 Compliance. Many existing computer systems and applications, and other control devices, use only two digits to identify a year in the date field, without considering the impact of the upcoming change in the century. As a result, such systems and applications could fail or create erroneous results unless corrected so that they can process data related to the Year 2000. The Company relies on its systems, applications and devices in operating and monitoring all major aspects of its business, including financial systems (such as general ledger, accounts payable and payroll modules), customer services, networks and telecommunications equipment and products. We also rely, directly and indirectly, on external systems of business enterprises such as customers, suppliers, creditors, financial organizations, and of governmental entities, both domestic and international, for accurate exchange of data. Even if the internal systems of the Company are not materially affected by the Year 2000 issue, we could be affected by disruptions in the operation of the enterprises with which we interact or Year 2000 disruptions that affect our customers. Despite our efforts to address the Year 2000 impact on our internal systems and business operations, we cannot assure you that such impact will not result in a material disruption of our business or have a material adverse effect on our business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

                                THE DISTRIBUTION

BACKGROUND OF THE DISTRIBUTION

     The home health care business of Staff Builders is subject to extensive Federal and state regulation and is heavily dependent upon reimbursement from government agencies under the Medicare and Medicaid programs. Reductions in the limits for the amount of costs that Medicare will reimburse providers, coupled with more vigilant review of Medicare reimbursement of home health care providers by the Federal government and Medicare fiscal intermediaries, has placed great pressures on the operations of all home health care agencies, including the Company's. In addition, a spate of high profile government investigations focusing on fraud and abuse in the home health care industry, and the increase in bankruptcy filings by home health care providers, have reduced financial analysts' expectations for the home health care industry and discouraged lenders from lending and other market participants from investing in home health care companies.

     In deciding how to address the negative effect of these factors on the value of Staff Builders Common Stock, in February 1999, the management of Staff Builders concluded that Staff Builders should separate its home health care business from its supplemental staffing business. On February 22, 1999, management recommended to the Board of Directors that the home health care business and the supplemental staffing business be separated by means of a spin-off. On such date, the Board of Directors authorized management to proceed with its investigation of the separation of its business units and continue discussions with Staff Builders' bank with respect to its willingness to provide credit facilities to both businesses and the terms of such financing. On March 22, 1999, the Board of Directors of Staff Builders concluded that it is in the best interest of Staff Builders and its stockholders to focus exclusively on its supplemental staffing business and to create a separate, independent company to focus solely on providing home health care services. To accomplish this separation of its businesses, the Board of Directors decided to establish TLC and cause TLC to acquire 100% of the outstanding capital stock of the Staff Builders subsidiaries engaged in the home health care business.

     The decision of the Board of Directors to separate the home health care business from the supplemental staffing business was made for several reasons. Staff Builders and the Company believe that the Distribution will enable the management of each company to focus its managerial and financial resources on the growth and development of its core business operations without regard to the corporate objectives, policies and investment standards of the other, and to develop appropriate operational, marketing and financial strategies. Furthermore, each company's management will have greater flexibility to respond more quickly to the competitive environment of its own industry.

     The Boards of Directors of both companies also believe that if their two businesses are operated as separate public companies, financial market participants will recognize the separate performance of the unregulated supplemental staffing business and those sources of capital that are reluctant to provide financing to home health care companies in the current environment will be more likely to provide the financing necessary to expand the supplemental staffing business. The supplemental staffing business and the home health care business are currently operated as distinct, separate businesses. They have separate offices, separate computer systems, separate marketing programs and separate back office personnel. However, because of the domination of the home health care sector of Staff Builders' business (during the fiscal year ended February 28, 1999, over approximately 71% of the revenues of Staff Builders was attributable to its home health care operations), it has been difficult for the supplemental staffing business of Staff Builders to establish a separate identity.

     In addition, by separating the home health care business into an independent publicly traded company, the Company will be able to establish incentive compensation arrangements which will enable the Company to more effectively attract, retain and motivate employees by offering benefits which are more directly associated with the employees' efforts to improve the performance of the Company. See "Executive Compensation -- 1999 TLC Stock Option Plan."

MANNER OF EFFECTING THE DISTRIBUTION

     The general terms and conditions relating to the Distribution will be set forth in the Distribution Agreement, the Tax Allocation Agreement, the Sublease, the Trademark License Agreement, the Transitional Services Agreement, and the Employee Benefits Agreement. See "The Distribution -- Arrangements between Staff Builders and TLC Relating to the Distribution."

     Staff Builders will effect the Distribution on the Distribution Date by providing for the delivery of the TLC Common Stock held by Staff Builders to the Distribution Agent for distribution to the owners of record of Staff Builders Common Stock on the Record Date. The Distribution will be made on the basis of one share of TLC Common Stock for every two shares of Staff Builders Common Stock outstanding on the Record Date. The actual number of shares of TLC Common Stock will depend on the number of shares of Staff Builders Common Stock outstanding on the Record Date. Based upon the approximately 23,619,388 shares of Staff Builders Common Stock outstanding on September 29, 1999, the Company estimates that 11,809,694 shares of TLC Common Stock will be distributed to holders of Staff Builders Common Stock. The shares of TLC Common Stock will be fully paid and nonassessable, and the owners thereof will not be entitled to preemptive rights. See "Description of Capital Stock." After the Distribution, there will not be two classes of TLC Common Stock, with different voting rights, as there is with the Staff Builders Common Stock. Holders of Staff Builders Class B common stock currently have an approximate 11.6% voting interest in Staff Builders. After the Distribution, such stockholders will have an approximate 1.3% voting interest in TLC. Stock certificates representing TLC Common Stock will be mailed to Staff Builders' stockholders by the Distribution Agent on the Distribution Date or as soon thereafter as practicable.

     No certificates or scrip representing fractional shares of TLC Common Stock will be issued to Staff Builders' stockholders as part of the Distribution. The Distribution Agent will aggregate fractional shares into whole shares and sell them in the open market at then prevailing prices on behalf of stockholders who otherwise would be entitled to receive fractional shares, and such stockholders will receive instead a cash payment in the amount of their pro rata share of the total proceeds, net of selling expenses. See "The Distribution -- Federal Income Tax Consequences of the Distribution." Such sales are expected to be made as soon as practicable after the Record Date.

     After the Distribution, holders of Staff Builders Common Stock will continue to hold their shares of Staff Builders Common Stock and, if such stockholders were stockholders of record on the Record Date, they will have also received shares of TLC Common Stock. No holder of Staff Builders Common Stock will be required to pay any cash or other consideration for the shares of TLC Common Stock received in the Distribution or to surrender or exchange shares of Staff Builders Common Stock in order to receive shares of TLC Common Stock. The Distribution will not affect the number of, or the rights attached to, outstanding shares of Staff Builders Common Stock.

     After the Distribution, Staff Builders will own no shares of TLC Common Stock and TLC will operate as an independent, publicly-owned corporation.

FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

     Staff Builders has not requested nor will it seek a ruling from the IRS as to the Federal income tax consequences of the Distribution. However, on the Distribution Date, Staff Builders will receive an opinion from Richards & O'Neil, LLP to the effect that it appears that there is substantial authority for viewing the Distribution as a "tax free" spin-off under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the "Code"). This opinion will represent only the best judgment of Richards & O'Neil, LLP, and will not be binding on the IRS. Additionally, the opinion of Richards & O'Neil, LLP will be limited insofar as it will speak only to the existence of "substantial authority" for viewing the Distribution as nontaxable under Sections 355 and 368(a)(1)(D) of the Code. An opinion as to "substantial authority" is determined by an objective analysis of current tax law and an application of such law to the facts. In its opinion, Richards & O'Neil, LLP will indicate that, according to regulations promulgated under the Code, this standard is less stringent than a "more likely than not" standard, which requires that there be a greater than fifty percent likelihood of a position being upheld, but more stringent than a "reasonable basis" standard, which, if satisfied, will generally prevent imposition of penalties if a position is determined to be incorrect. The opinion of Richards & O'Neil, LLP will be qualified by the "substantial authority" standard, and there can be no reliance upon the opinion expressed by Richards & O'Neil, LLP other than as limited by such standard. Accordingly, if the Distribution qualifies as a tax-free spin-off under Section 355 and 368(a)(1)(D) of the Code, then:

     1. No gain or loss will be recognized by or be includable in the income of a holder of Staff Builders Common Stock solely as a result of the receipt of TLC Common Stock in the Distribution.

     2. No gain or loss will be recognized by Staff Builders or its subsidiaries upon the Distribution.

     3. The aggregate tax basis of the Staff Builders Common Stock and the TLC Common Stock held by a stockholder immediately after the Distribution will be the same as the tax basis of Staff Builders Common Stock held by such stockholder immediately prior to the Distribution and will be allocated (based upon relative market values on the Distribution Date) between such Staff Builders Common Stock and the TLC Common Stock received by such stockholder in the Distribution.

     4. Assuming that Staff Builders Common Stock is held as a capital asset, the holding period for the TLC Common Stock received in the Distribution by a holder of Staff Builders Common Stock will include the period during which such Staff Builders Common Stock was held.

     5. A holder of Staff Builders Common Stock who receives cash in lieu of a fractional share of TLC Common Stock will be treated as if such fractional share had been received by the stockholder as part of the Distribution and then redeemed from the stockholder by the Company. Such stockholder will recognize gain or loss equal to the difference between the cash so received and the portion of the tax basis in the Staff Builders Common Stock that is allocable to such fractional share. Such gain or loss will be capital gain or loss, provided that such fractional share was held by the stockholder as a capital asset at the time of the Distribution.

     If the Distribution were not to qualify as a tax-free spin-off under Sections 355 and 368(a)(1)(D) of the Code, then:

          (i) Staff Builders would recognize capital gain equal to the excess of
     (x) the fair market value of the TLC Common Stock on the Distribution Date, over (y) Staff Builders' adjusted tax basis in the TLC Common Stock on such date.

          (ii) Each holder of Staff Builders Common Stock who receives TLC Common Stock in the Distribution would be treated as receiving a taxable distribution in an amount equal to the fair market value of such TLC Common Stock on the Distribution Date, taxed first as a dividend to the extent of such holder's pro rata share of Staff Builders' current and accumulated earnings and profits, and then as a nontaxable return of capital to the extent of such holder's basis in the Staff Builders Common Stock, with any remaining amount being taxed as capital gain.

     Even if the Distribution qualifies as a tax-free spin-off under Sections 355 and 368(a)(1)(D) of the Code, Staff Builders (but not Staff Builders' stockholders) also would recognize taxable gain on the Distribution (determined as if Staff Builders had sold all the TLC Common Stock for fair market value on the Distribution Date) if (a) 50% or more of the outstanding stock of TLC or Staff Builders were acquired (or deemed to be acquired pursuant to certain transactions involving the stock or assets of Staff Builders, TLC, or their subsidiaries), and (b) the Distribution and such acquisition were treated as part of a plan or series of related transactions. For that purpose, any acquisition of stock of Staff Builders or TLC within the period beginning two years prior to the Distribution Date and ending two years after the Distribution Date would be presumed to be part of such a plan or series of related transactions, although Staff Builders or TLC, as the case may be, may be able to rebut such presumption.

     This opinion of counsel will be subject to certain assumptions and the accuracy of certain factual representations made by Staff Builders and TLC to Richards & O'Neil, LLP. Neither Staff Builders nor TLC is aware of any present facts or circumstances that would cause such assumptions or representations to be untrue. If it were subsequently determined that those assumptions or representations were inaccurate or incomplete, the conclusion of the tax opinion could not be relied upon. As will be reflected in the tax opinion, the applicability of Sections 355 and 368(a)(1)(D) of the Code to the Distribution is complex and may be subject to differing interpretations. Accordingly, there can be no assurance that the IRS will not successfully challenge the applicability of Sections 355 and 368(a)(1)(D) of the Code to the Distribution, or assert that the Distribution fails the requirements of Sections 355 and 368(a)(1)(D) of the Code on the basis of facts either existing on the Distribution Date or that may arise after the Distribution Date. In particular, the tax opinion of Richards & O'Neil, LLP is based upon, among other things, a representation from Staff Builders and TLC that both companies will continue the active conduct of their respective businesses after the Distribution either directly or through their controlled subsidiaries as is required under Section 355 of the Code. It should be noted, however, that the Report of Independent Auditors for Staff Builders for the fiscal year ended February 28, 1999 stated that Staff Builders' losses from operations, working capital deficiency and non-compliance with the terms of its secured credit facility raise substantial doubt about Staff Builders' ability as a consolidated group to continue as a going concern. If, in fact, TLC were unable to continue its respective business after the Distribution, the IRS may successfully assert that the Distribution was not tax-free but was taxable to both Staff Builders and its stockholders.

THE SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO COVER ALL FEDERAL INCOME TAX CONSEQUENCES THAT MAY APPLY TO ALL CATEGORIES OF STOCKHOLDERS. ALL STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN LAWS.

TRADING OF TLC COMMON STOCK

     The Company will use its reasonable efforts to cause a market maker to cause the TLC Common Stock to be approved for quotation on the OTC Bulletin Board under the symbol "TLCS." There is currently no public trading for TLC Common Stock. The Company cannot predict prices at which TLC Common Stock may trade after the Distribution. In particular, until the TLC Common Stock is fully distributed and an orderly market develops, the prices at which trading in such stock occurs may fluctuate significantly and may be higher or lower than the price that would be expected for a fully distributed issue. The prices at which TLC Common Stock trades will be determined by the market and may be influenced by many factors, including, among others, the depth and liquidity of the market for TLC Common Stock, investor perception of the Company and the home health care industry, changes in the regulation of the home health care industry, and general economic and market conditions. Such prices may also be affected by the anti-takeover provisions in the certificate of incorporation of TLC and the TLC bylaws. See "Description of Capital Stock."

     As a result of the Distribution, the trading price of Staff Builders Common Stock may be lower immediately following the Distribution as compared to the trading price of Staff Builders Common Stock immediately prior to the Record Date, although the receipt of shares of TLC Common Stock is likely to offset some or all of such effect. The aggregate market values of Staff Builders Common Stock and TLC Common Stock after the Distribution may be less than, equal to or greater than the market value of Staff Builders Common Stock prior to the Distribution. Based on the number of holders of record of Staff Builders Common Stock as of September 29, 1999, TLC is expected to have approximately 728 stockholders of record on the Distribution Date. The Distribution Agent, transfer agent and registrar for the TLC Common Stock will be American Stock Transfer & Trust Company.

     Shares of TLC Common Stock distributed to Staff Builders stockholders will be freely transferable except for shares received by persons who may be deemed to be "affiliates" of TLC under the Securities Act. Persons who may be deemed to be affiliates of TLC after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with TLC, and include the directors and executive officers of TLC. All shares of TLC Common Stock held by affiliates of TLC may generally only be resold (i) in compliance with the applicable provisions of Rule 144 under the Securities Act,
(ii) under an effective registration statement under the Securities Act, or
(iii) pursuant to an exemption from the registration requirements of the Securities Act. Under Rule 144, an affiliate is entitled to sell, within any three-month period, a number of shares of TLC Common Stock that does not exceed the greater of 1% of the then outstanding shares of TLC Common Stock or the average weekly trading volume of the TLC Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under

Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied.

     After the Distribution, of the estimated 11,809,694 shares of TLC Common Stock issued and outstanding, approximately 2,651,695 shares will be held by affiliates and subject to the resale requirements of Rule 144 of the Securities Act. Such affiliates are Stephen Savitsky, Chairman of the Board and Chief Executive Officer of the Company, David Savitsky, Director and Vice
Chairman -- Government Relations of the Company, Bernard J. Firestone, Director of the Company, Sandra Parshall, Senior Vice President of Operations of a principal subsidiary of the Company, Willard T. Derr, Chief Financial Officer, Senior Vice President and Corporate Controller of the Company, and Renee J. Silver, Vice President and General Counsel of the Company. S Squared Technology Corp. may also be deemed an affiliate; it will own 1,161,000 shares of TLC Common Stock. See "Ownership of Securities by Certain Beneficial Owners, Directors and Executive Officers."

EXPENSES OF THE DISTRIBUTION

     50% of all costs and expenses of the Distribution incurred on or prior to the Distribution Date will be paid by Staff Builders and 50% will be paid by TLC. Except as otherwise provided in the Distribution Agreement or in any other agreement entered into in connection with the Distribution, Staff Builders and the Company will each bear its own costs and expenses after the Distribution Date. See "Arrangements between Staff Builders and TLC Relating to the Distribution."

TREATMENT OF EMPLOYEE OPTIONS IN THE DISTRIBUTION

     Options granted under the Staff Builders 1993 and 1998 Stock Option Plans and the Staff Builders 1994 Performance -- Based Stock Option Plan to employees who, after the Distribution Date, will not continue as employees of or consultants to Staff Builders after the Distribution Date will terminate three months after the Distribution Date. All holders of such options who remain employees of or consultants to Staff Builders after the Distribution Date will retain their options, without any change to the exercise price or other terms. Stephen Savitsky, Chairman of the Board and Chief Executive Officer of the Company, Dale R. Clift, President and Chief Operating Officer of the Company, and David Savitsky, a director of the Company, are expected to remain as employees of Staff Builders after the Distribution Date. Willard T. Derr, Chief Financial Officer, Senior Vice President and Corporate Controller of the Company, and Renee J. Silver, Vice President and General Counsel of the Company, are expected to remain as consultants to Staff Builders for one year after the Distribution Date. Each of these executive officers and directors of the Company will retain his or her Staff Builders options after the Distribution Date. See "Executive Compensation -- Employment Agreements" and "Certain Transactions."

     Under the Employee Benefits Agreement, certain employees holding Staff Builders options on the Distribution Date who will be employees of or consultants to the Company after the Distribution Date will be granted options to purchase a total of 2,006,000 shares of TLC Common Stock under the TLC 1999 Stock Option Plan. The per share exercise price of these options will be equal to the average of the closing bid and asked prices of TLC Common Stock on the Distribution Date, as quoted on the OTC Bulletin Board. Of these options, 400,000 will be granted to Stephen Savitsky, Chairman of the Board and Chief Executive Officer of the Company, 500,000 will be granted to Dale R. Clift, President and Chief Operating Officer of the Company, 75,000 will be issued to Willard T. Derr, Chief Financial Officer, Senior Vice President and Corporate Controller of the Company, 50,000 will be issued to Renee J. Silver, Vice President and General Counsel of the Company, and 100,000 will be granted to Sandra Parshall, Senior Vice President of Operations of a principal subsidiary of the Company. See "Arrangements between Staff Builders and TLC Relating to the Distribution -- Employee Benefits Agreement", "Executive Compensation -- TLC 1999 Stock Option Plan and Employment Agreements" and "Certain Transactions."

ARRANGEMENTS BETWEEN STAFF BUILDERS AND TLC RELATING TO THE DISTRIBUTION

     Prior to the Distribution, Staff Builders and TLC will enter into certain agreements to define their ongoing relationship after the Distribution. These agreements are summarized below and have been filed as exhibits to the Registration Statement filed by TLC with the Commission under the Exchange Act. The following descriptions include a summary of all material terms of these agreements but do not purport to be complete and are qualified in their entirety by reference to the filed agreements.

     Distribution Agreement

     Staff Builders and TLC will enter into a distribution agreement (the "Distribution Agreement") which will provide for, among other things, mechanics of the Distribution, cooperation regarding past matters and the allocation of responsibility for past obligations and certain obligations that may arise in the future.

     The Distribution Agreement provides that each of Staff Builders and TLC will indemnify the other party and its affiliates from and against any and all damage, loss, liability and expense arising out of or due to the failure of the indemnitor or any of its subsidiaries to pay, perform or otherwise discharge any of the liabilities or obligations for which it is responsible under the terms of the Distribution Agreement, which include, subject to certain exceptions, all liabilities and obligations arising out of the conduct or operation of their respective business before, on or after the Distribution Date. 50% of all costs and expenses of the Distribution incurred on or prior to the Distribution Date will be paid by Staff Builders and 50% will be paid by TLC. Except as otherwise provided in the Distribution Agreement or in any other agreement entered into in connection with the Distribution, Staff Builders and the Company will each bear its own costs and expenses after the Distribution Date. The Distribution Agreement includes procedures for notice and payment of indemnification claims and provides that the indemnifying party may assume the defense of the claim or suit brought by a third party.

     Tax Allocation Agreement

     Staff Builders and TLC will enter into a tax allocation agreement (the "Tax Allocation Agreement") to allocate certain tax liabilities between Staff Builders and TLC and their respective subsidiaries and to allocate responsibilities with respect to tax returns. Under the Tax Allocation Agreement, Staff Builders and TLC will each be responsible for the taxes allocated between the respective parties based on the legal entity on which the tax is imposed.

     The Tax Allocation Agreement provides that if Staff Builders is subject to any tax attributable to the Distribution, including by reason of the Distribution's failure to qualify under Section 355 of the Code as a tax-free distribution, then Staff Builders shall be responsible for any such tax. Any such obligation of Staff Builders could have a material adverse effect on Staff Builders. In the Tax Allocation Agreement, TLC also will represent that it has no plan or intention to take certain specified actions which might adversely affect the tax-free status of the Distribution which include: (a) no plan or intention to liquidate, merge with another corporation or sell or otherwise dispose of its assets subsequent to the Distribution except in the ordinary course of business; (b) no plan involving the issuance or transfer of equity interests in TLC following the Distribution other than issuances to employees and consultants of TLC upon the exercise of stock options under its option plan; and (c) no plan or intention for the transfer or cessation of a substantial portion of the business of TLC or other substantial change in the business of TLC following the Distribution.

     Transitional Services Agreement

     Staff Builders and TLC will enter into an agreement pursuant to which TLC will furnish various administrative services to Staff Builders. The initial term of the agreement will be one year. The agreement will automatically renew at the end of the initial term or any renewal term for successive three-month terms until terminated by either party upon written notice to the other party at least 90 days prior to the expiration of the applicable term. Fees payable by Staff Builders to TLC for such services are expected to be at the rate of 110% of the costs actually incurred, determined and payable no less frequently than quarterly.

     Employee Benefits Agreement

     Staff Builders and TLC will enter into an employee benefits agreement (the "Employee Benefits Agreement") which will set forth the employee benefit plan arrangements that will apply to certain employees of the Staff Builders controlled group who are expected to become employees of TLC as of the Distribution

Date, and any other employees who are hired by TLC prior to the Distribution Date ("TLC Employees"). The Employee Benefits Agreement provides that TLC will establish a 401(k) savings plan, welfare plans and stock purchase and option plans which are substantially the same in all respects to the corresponding plans maintained by Staff Builders prior to the Distribution Date. TLC Employees will receive credit for time employed with Staff Builders with respect to vacation time, sick pay and other benefits.

     TLC Employees will participate in the TLC 401(k) plan to the extent that they were eligible to participate in the Staff Builders 401(k) plan immediately prior to the Distribution Date, and will receive credit for eligibility, vesting, and benefit accrual for all service credited for such purposes under the Staff Builders 401(k) plan. In addition, TLC will assume, with certain exceptions, all liability and responsibility for providing continuation of health care coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") to any TLC Employee, and any former employee of the Staff Builders controlled group. The Employee Benefits Agreement will also provide for certain cross-indemnities with respect to the TLC 401(k) plan and the Staff Builders 401(k) plan.

     Approximately 13,200 current employees of Staff Builders are expected to become employees of the Company. Of this total, approximately 11,600 are caregivers and 1,600 are full-time administrative and management personnel. Approximately 1,200 of these administrative employees are located at the branch operating locations, 335 are located at the Lake Success, New York headquarters and 65 are regional employees.

     Sublease


     A subsidiary of Staff Builders and TLC will enter into a sublease (the "Sublease") pursuant to which the Company will sublet to Staff Builders' subsidiary approximately 2,030 square feet of office space in Lake Success, New York. The initial term of the Sublease will be for one month and will automatically renew at the end of the initial term or any renewal term for an additional one-month term until terminated by either party upon written notice to the other at least 30 days prior to the expiration of the applicable term. The Staff Builders' subsidiary will pay the Company a monthly rent of $4,017. See "Business -- Properties."


     Trademark License Agreement

     Staff Builders and the Company will enter into a license agreement pursuant to which Staff Builders will license to the Company the right to use the service marks Staff Builders(R) and the Stick Figure Logo in connection with home health care services. Such license will be royalty-free and will continue for so long as the Company uses such marks in connection with home health care services. Both parties will have a right of termination upon 30 days' prior written notice to the other party if such other party materially breaches the agreement. See "Business -- Service Marks."

                            SELECTED FINANCIAL DATA

     The following tables set forth selected financial data of Staff Builders and related pro forma financial data of the Company that reflect the Distribution. Since after the Distribution TLC will own a majority of the operations, employees and assets of the historical businesses of Staff Builders, the Distribution will be accounted for as a "reverse spin-off" under GAAP. Accordingly, the selected historical financial information reflects the selected consolidated results of Staff Builders. The pro forma information may not necessarily be indicative of the results of operations or financial position that would have resulted if TLC had been a separate, independent company. The historical summary financial data for the three years ended February 28, 1999 have been derived from the consolidated financial statements included in this Information Statement. The historical financial statements for the two years ended February 29, 1996 have been derived from audited consolidated financial statements not included separately herein. The interim financial information for the three months ended May 31, 1999 and 1998 have been derived from the unaudited condensed consolidated financial statements included in this Information Statement and include, in the opinion of management, all necessary adjustments (consisting of only normal and recurring accruals) for the fair presentation of such information. Interim results may not necessarily be indicative of Staff Builders' or the Company's results of operations for a full year. Also, see "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Consolidated Financial Statements beginning at page F-1, and the Unaudited Pro Forma Consolidated Financial Statements beginning at page F-35.

                                                     THREE MONTHS
                                                         ENDED
                                                        MAY 31,                     YEARS ENDED FEBRUARY 28/29,
                                                  -------------------   ----------------------------------------------------
                                                    1999       1998       1999       1998       1997       1996       1995
                                                  --------   --------   --------   --------   --------   --------   --------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STAFF BUILDERS CONSOLIDATED HISTORICAL
  OPERATIONS DATA:
Revenues........................................  $107,665   $111,278   $437,588   $526,673   $480,355   $410,160   $325,111
                                                  --------   --------   --------   --------   --------   --------   --------
Costs and expenses:
  Operating costs...............................    73,850     76,383    299,057    338,225    301,508    256,719    201,365
  General and administrative expenses...........    34,408     34,027    150,169    177,761    170,290    146,382    113,893
  Medicare and Medicaid audit adjustments.......        --         --     29,000         --         --         --         --
  Amortization of intangible assets.............       301        312      1,314      2,807      2,623      1,823      1,237
  Interest expense..............................     1,243      1,052      4,233      3,706      1,601        948      1,237
  Interest income...............................       (98)      (348)    (1,061)    (1,358)      (896)      (976)      (796)
  Other (income) expense, net...................       (14)        27        464       (419)    (1,487)     1,791        (22)
  Restructuring costs...........................        --         --     20,464     33,447         --         --         --
                                                  --------   --------   --------   --------   --------   --------   --------
        Total costs and expenses................   109,690    111,453    503,640    554,169    473,639    406,687    316,914
                                                  --------   --------   --------   --------   --------   --------   --------
Income (loss) before income taxes...............    (2,025)      (175)   (66,052)   (27,496)     6,716      3,473      8,197
Provision (benefit) for income taxes............       159        (76)     7,034     (5,864)     2,955      1,459      3,462
                                                  --------   --------   --------   --------   --------   --------   --------
Net income (loss)...............................  $ (2,184)  $    (99)  $(73,086)  $(21,632)  $  3,761   $  2,014   $  4,735
                                                  ========   ========   ========   ========   ========   ========   ========
Income (loss) per common share:
  Basic.........................................  $   (.09)  $   (.00)  $  (3.16)  $   (.90)  $    .16   $    .09   $    .21
                                                  ========   ========   ========   ========   ========   ========   ========
  Diluted.......................................  $   (.09)  $   (.00)  $  (3.16)  $   (.90)  $    .15   $    .08   $    .20
                                                  ========   ========   ========   ========   ========   ========   ========
Weighted average common shares outstanding:
  Basic.........................................    23,619     23,647     23,162     23,939     23,668     23,598     22,389
                                                  ========   ========   ========   ========   ========   ========   ========
  Diluted.......................................    23,619     23,647     23,162     23,939     24,577     25,504     24,053
                                                  ========   ========   ========   ========   ========   ========   ========
STAFF BUILDERS CONSOLIDATED HISTORICAL BALANCE
  SHEET DATA:
Total assets....................................  $147,261              $146,505   $158,701   $156,172   $120,527   $103,486
Working capital (deficiency)....................   (47,113)              (39,826)    16,085     27,245     12,007     22,038
Current portion of long-term debt...............    45,812                43,460     10,664      5,071      1,655      1,208
Long-term debt and other liabilities............    55,070                59,082     40,508     37,998      9,611      9,186
Total liabilities...............................   188,804               185,864    120,332     96,706     65,217     51,135
Stockholders' equity (deficiency in assets).....   (41,543)              (39,359)    38,369     59,466     55,310     52,351

Staff Builders did not pay any cash dividends on its common stock during any of the periods set forth in the table above.

Certain prior period amounts have been reclassified to conform with the presentation as of May 31 and February 28, 1999 and for the three months and fiscal year periods then ended. Additionally, the financial statements for the year ended February 28, 1998 and the three months ended May 31, 1999 and May 31, 1998 have been restated (see Note 1 to the consolidated financial statements included elsewhere herein).

     The following unaudited pro forma information has been prepared to reflect the financial position of the home health care operations of Staff Builders as if the Distribution had occurred on May 31, 1999 and their results of operations as if the Distribution had occurred on the first day of the respective periods (in thousands).

                                                                   FOR THE              FOR THE
                                                              THREE MONTHS ENDED      YEAR ENDED
                                                                 MAY 31, 1999      FEBRUARY 28, 1999
                                                              ------------------   -----------------
TLC CONSOLIDATED PRO FORMA OPERATIONS DATA
Total revenues..............................................       $70,094             $312,531
                                                                   -------             --------
Operating costs.............................................        44,485              200,009
General and administrative expenses.........................        28,266              127,559
Amortization of intangible assets...........................           128                  618
Interest expense............................................           395                1,446
Interest (income)...........................................           (95)                (986)
Other (income) expense, net.................................          (151)                 126
Medicaid and Medicare audit adjustments.....................            --               29,000
Restructuring costs.........................................            --               20,334
                                                                   -------             --------
Total costs and expenses....................................        73,028              378,106
                                                                   -------             --------
(Loss) before income taxes..................................        (2,934)             (65,575)
Provision (benefit) for income taxes........................            25                6,525
                                                                   -------             --------
Net (loss)..................................................       $(2,959)            $(72,100)
                                                                   =======             ========
(Loss) per common share
  Basic.....................................................       $ (0.25)            $  (6.23)
                                                                   =======             ========
  Diluted...................................................       $ (0.25)            $  (6.23)
                                                                   =======             ========
Cash dividends per common share.............................            --                   --
Weighted average common shares outstanding:
  Basic.....................................................        11,810               11,581
                                                                   =======             ========
  Diluted...................................................        11,810               11,581
                                                                   =======             ========

                                                                 MAY 31, 1999
                                                                 ------------
TLC CONSOLIDATED PRO FORMA BALANCE SHEET DATA
Total assets................................................       $ 88,711
Working capital (deficiency)................................        (47,120)
Current portion of long-term debt...........................         20,779
Long-term debt and other liabilities........................         55,045
Total liabilities...........................................        153,174
Stockholders' equity (deficiency in assets).................        (64,463)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Distribution will be treated as a "reverse spin-off" for financial reporting purposes under GAAP. Therefore, although the Company will be engaged exclusively in the home health care business, and not in the supplemental staffing business, the historical consolidated financial statements and the historical selected financial data contained in this Information Statement include the financial position and results of operations of both the home health care business and the supplemental staffing business previously conducted by Staff Builders. Consistent with this presentation, the following discussion and analysis provides information which management believes is relevant to an assessment and understanding of Staff Builders' results of operations and financial condition. This discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Information Statement. Management believes that the unaudited pro forma consolidated financial statements of the Company for the year ended February 28, 1999 and the three months ended May 31, 1999 are a better reflection of the performance of the Company's home health care business for those periods than the consolidated financial statements of Staff Builders for the same periods. Nonetheless, such pro forma statements do not represent what the Company's financial position and results of operations would have been if the Distribution had occurred prior to the periods discussed below, nor should they be considered projections of the future financial performance of the Company.

RESULTS OF OPERATIONS

    Three Months Ended May 31, 1999 and 1998

     Revenues for the three months ended May 31, 1999 and 1998 consist of the following:

                                                               THREE MONTHS
                                                               ENDED MAY 31,
                                                              ---------------
                                                               1999     1998
                                                              ------   ------
                                                              ($ IN MILLIONS)
Home health care and other..................................  $ 69.9   $ 83.6
Supplemental staffing.......................................    37.6     27.3
                                                              ------   ------
Total services revenues.....................................   107.5    110.9
Sales of licensees and fees.................................     0.2      0.4
                                                              ------   ------
          Total revenues....................................  $107.7   $111.3
                                                              ======   ======

     Total revenues decreased by $3.6 million or 3.2% for the three months ended May 31, 1999 ("the 1999 period") to $107.7 million from $111.3 million for the three months ended May 31, 1998 ("the 1998 period"). The decrease in total revenues was due to a decrease in the home health care division service revenues of $13.7 million, or 16.4%, to $69.9 million in the 1999 period from $83.6 million in the 1998 period. This decrease was partially offset by an increase in the supplemental staffing division service revenues of $10.3 million, or 37.8%, to $37.6 million in the 1999 period from $27.3 million in the 1998 period.

     The decrease in Staff Builders' home health care division service revenues was primarily due to a decrease in Medicare revenues. This decrease resulted from the negative impact of the Medicare Interim Payment System ("IPS") enacted under the Balance Budget Act of 1997 ("BBA"). While the resultant regulatory changes became effective for Staff Builders on March 1, 1998, the decrease in revenues in the 1999 period as compared to the 1998 period reflects a decrease in the number of home health care locations to 125 locations as of May 31, 1999 as compared to 198 locations as of March 1, 1998.

     The following are Staff Builders' home health care service revenues by payment source:

                                                              THREE MONTHS
                                                              ENDED MAY 31,
                                                              -------------
                                                              1999    1998
                                                              -----   -----
Medicare....................................................   43.1%   47.9%
Medicaid and other local government programs................   37.8    30.7
Insurance and individuals...................................   18.4    19.6
Other.......................................................    0.7     1.8
                                                              -----   -----
          Total.............................................  100.0%  100.0%
                                                              =====   =====

     The increase in Staff Builders' supplemental staffing division service revenues was primarily due to the increase in the number of staffing offices to 58 locations as of May 31, 1999 as compared to 46 locations as of March 1, 1998. Included in these revenues is an increase in Staff Builders' information technology staffing revenues generated by Chelsea Computer Consultants, Inc. ("Chelsea"), a subsidiary in which Staff Builders owns a majority interest. Chelsea's revenues increased by $1.9 million, or 28.2%, to $8.5 million in the 1999 period from $6.6 million in the 1998 period.

     Operating costs were 68.7% and 68.9% of service revenues for the 1999 and 1998 periods, respectively. The decrease in operating costs as a percentage of service revenues was primarily due to a decrease in operating costs as a percentage of service revenue in the home health care division. Partially offsetting this decrease is an increase in operating costs resulting from the increased revenues of the supplemental staffing division which has higher direct operating costs as a percentage of service revenues as compared to home health care revenues.

     General and administrative expenses were $34.4 million and $34.0 million in the 1999 and 1998 periods, respectively. The supplemental staffing division general and administrative expenses increased by $1.8 million, or 40.1%, in the 1999 period over the 1998 period due to expansion of that division. This increase was partially offset by the decrease in the home health care division's general and administrative expenses of $1.4 million, or 4.7%, in the 1999 period as compared to the 1998 period primarily resulting from the closure of many operating locations. The increase in general and administrative expenses as a percentage of service revenues is primarily due to the decrease in Staff Builders' home health care service revenues. These costs, expressed as a percentage of service revenues, were 32.0% and 30.7% for the 1999 and 1998 periods, respectively.

     Interest expense was $1.2 million and $1.1 million in the 1999 and 1998 periods, respectively. The increase in interest expense is primarily due to increased borrowings under Staff Builders' secured revolving line of credit, together with higher interest rates on such borrowings.

     The provision for income taxes of $159 thousand in the 1999 period primarily consists of state income taxes attributable to the supplemental staffing division operations. The benefit for income taxes of $(76) thousand in the 1998 period was subsequently reversed in the fiscal year ended February 28, 1999 upon recording of a valuation allowance of $28.8 million. Such valuation allowance was recorded because management does not believe that the utilization of the tax benefits from operating losses and other temporary differences are "more likely than not" to be realized, as required by Statement of Financial Accounting Standards No. 109. There has been no change to this determination relative to the 1999 period.

    Years Ended February 28, 1999 ("fiscal 1999"), February 28, 1998 ("fiscal 1998") and February 28, 1997 ("fiscal 1997")

     Revenues. Staff Builders' revenues consist of the following:

                                                                   YEARS ENDED
                                                                   FEBRUARY 28,
                                                             ------------------------
                                                              1999     1998     1997
                                                             ------   ------   ------
                                                                 ($ IN MILLIONS)
Home health care and other.................................  $310.3   $451.1   $436.6
Supplemental staffing......................................   124.9     74.3     42.4
                                                             ------   ------   ------
Total service revenues.....................................   435.2    525.4    479.0
                                                             ------   ------   ------
Sales of licensees and fees................................     2.4      1.3      1.4
                                                             ------   ------   ------
          Total revenues...................................  $437.6   $526.7   $480.4
                                                             ======   ======   ======

     Total revenues decreased to $437.6 million in fiscal 1999 compared to $526.7 million in fiscal 1998. This decrease of $89.1 million, or 16.9%, was a result of a decrease in Staff Builders' home health care division service revenues of $140.8 million to $310.3 million in fiscal 1999 from $451.1 million in fiscal 1998. This decrease was partially offset by a 68.0% increase in Staff Builders' staffing division service revenues of $50.6 million from $74.3 million in fiscal 1998 to $124.8 million in fiscal 1999.

     Total revenues increased by $46.3 million to $526.7 million in fiscal 1998 from $480.4 million in fiscal 1997. This increase included an increase of $14.5 million or 3.3% in Staff Builders' home health care service revenues from $436.6 million in fiscal 1997 to $451.1 million in fiscal 1998. Additionally, Staff Builders' supplemental staffing division service revenues increased by $31.9 million or 75.2% from $42.4 million in fiscal 1997 to $74.3 million in fiscal 1998.

     Home Health Care Revenues. The primary reason for the decrease of $140.8 million in the home health care service revenues in fiscal 1999 over fiscal 1998 was a decrease in Medicare revenues. This decrease resulted from the negative impact of the IPS enacted under the BBA. The IPS reduced the limits for the amount of costs which are reimbursable under the Medicare program. See Note 2 to the consolidated financial statements.

     The increase in home health care revenues of $14.5 million in fiscal 1998 over fiscal 1997 included $28.4 million primarily due to acquisitions made during fiscal 1997 which were included in the full fiscal 1998 period offset by a decrease in revenues of $13.9 million resulting from the closing or sale of approximately 30 locations during fiscal 1998. Included in Staff Builders' fiscal 1998 revenues under sales of licensees and fees, net, is $502 thousand for license fees earned in connection with a master license agreement with a home health care company based in Tokyo, Japan. Under the agreement, Staff Builders granted rights to develop home health care agencies throughout Japan using Staff Builders' home health expertise and licensee model.

     Staff Builders receives payment for its home health care services from several sources. The following are Staff Builders' home health care division revenues by payment source:

                                                              YEARS ENDED FEBRUARY 28,
                                                              ------------------------
                                                               1999     1998     1997
                                                              ------   ------   ------
Medicare....................................................   43.4%    60.1%    61.0%
Medicaid and other local government programs................   36.2     23.1     21.7
Insurance and individuals...................................   19.3     15.1     15.4
Other.......................................................    1.1      1.7      1.9
                                                              -----    -----    -----
          Total.............................................  100.0%   100.0%   100.0%
                                                              =====    =====    =====

     The home health care division has 125 locations as of May 31, 1999 as compared to 198 and 228 locations as of February 28, 1998 and 1997, respectively. Included in these locations are 54, 160 and 179 offices which were operated by 31, 64 and 72 licensees, respectively. The percentage of home health care division revenues attributable to licensees was 69%, 84% and 82% in fiscal 1999, 1998 and 1997, respectively. The decrease in the number of licensees and their respective share of business is consistent with the industry as a whole which has experienced a significant reduction in the number of providers as a result of the BBA.


     Supplemental Staffing Revenues. Revenues for the supplemental staffing division grew to $124.9 million in fiscal 1999 compared to $74.3 million in fiscal 1998. This increase of $50.6 million, or 68.0% was primarily due to the increase in the number of staffing office locations from 46 at February 28, 1998 to 58 locations at February 28, 1999, including an increase in the number of licensees which increased from 35 to 41, respectively. Also, fiscal 1999 was the first full year in which Chelsea was included in Staff Builders' consolidated results of operations. Chelsea is Staff Builders' information technology staffing subsidiary in which Staff Builders acquired a majority interest on October 30, 1997. Chelsea's revenues were $31.1 million in fiscal 1999 and were $7.0 million from October 30, 1997 through February 28, 1998.


     The increase in supplemental staffing revenues of $31.9 million in fiscal 1998 over fiscal 1997 included $9.0 million resulting from the September 1996 acquisition of a provider in the metropolitan New York area which generated revenues of $17.5 million and $8.5 million in fiscal 1998 and fiscal 1997, respectively. Additionally, the increase in supplemental staffing revenues included $4.5 million resulting from the September 1997 acquisition of a provider of travel nursing services, whereby nursing professionals render services in long-term assignments, away from the professional's permanent domicile.

     Operating Costs. Operating costs were 68.7%, 64.4%, and 62.9% of service revenues in fiscal 1999, 1998 and 1997, respectively. Operating costs represent the direct costs of providing services to patients or clients, including wages, payroll taxes, travel costs, insurance costs, medical supplies and the cost of contracted services. The increases in operating costs as a percentage of service revenues were primarily due to the increase in supplemental staffing revenues which have higher direct operating costs as a percentage of service revenues as compared to home health care revenues.

     The payroll fringe costs, consisting primarily of payroll taxes and workers compensation insurance, represents 15.3%, 16.0%, and 15.9% of direct service wages in fiscal 1999, 1998 and 1997, respectively. These payroll fringe costs as a percentage of direct service wages for the home health care division were 16.9%, 16.8% and 16.3% and for the supplemental staffing division were 12.4%, 12.5% and 13.2%, respectively.

     The cost of contracted services represents 6.6%, 6.5% and 8.1% of related service revenues in fiscal 1999, 1998 and 1997, respectively. Contracted services consist primarily of physical therapy, occupational therapy, speech therapy and medical social services utilized in the home health care division.

     The service revenues, operating costs and resultant gross margins generated by Staff Builders' licensee and Staff Builders-owned locations are as follows ($ in millions):

                                                               HOME HEALTH CARE
                                                                 YEARS ENDED
                                                                 FEBRUARY 28,
                                                              ------------------
                                                              1999   1998   1997
                                                              ----   ----   ----
Total service revenues -- Licensee..........................  $214   $379   $356
Total service revenues -- Staff Builders-Owned..............    96     72     81
                                                              ----   ----   ----
Total service revenues......................................  $310   $451   $437
                                                              ====   ====   ====
Operating costs -- Licensee.................................  $136   $234   $216
Operating costs -- Staff Builders-Owned.....................    64     46     53
                                                              ----   ----   ----
Operating costs.............................................  $200   $280   $269
                                                              ====   ====   ====
Gross margin -- Licensee....................................  $ 78   $145   $140
Gross margin -- Staff Builders-Owned........................    32     26     28
                                                              ----   ----   ----
Gross margin................................................  $110   $171   $168
                                                              ====   ====   ====

                                                              SUPPLEMENTAL STAFFING
                                                                   YEARS ENDED
                                                                  FEBRUARY 28,
                                                              ---------------------
                                                              1999    1998    1997
                                                              -----   -----   -----
Total service revenues -- Licensee..........................  $ 90     $65     $ 1
Total service revenues -- Staff Builders-Owned..............    35       9      41
                                                              ----     ---     ---
Total service revenues......................................  $125     $74     $42
                                                              ====     ===     ===
Operating costs -- Licensee.................................  $ 70     $51     $ 1
Operating costs -- Staff Builders-Owned.....................    29       7      32
                                                              ----     ---     ---
Operating costs.............................................  $ 99     $58     $33
                                                              ====     ===     ===
Gross margin -- Licensee....................................  $ 20     $14     $--
Gross margin -- Staff Builders-Owned........................     6       2       9
                                                              ----     ---     ---
Gross margin................................................  $ 26     $16     $ 9
                                                              ====     ===     ===

     The number of licensee locations in operation and Staff Builders-owned locations in operation are as follows:

                                                                 YEARS ENDED
                                                                 FEBRUARY 28,
                                                              ------------------
                                                              1999   1998   1997
                                                              ----   ----   ----
Home Health Care
Number of licensee locations (as of each fiscal year end)...   54    163    179
Number of Staff Builders-owned locations (as of each fiscal
  year end).................................................   71     35     49
Supplemental Staffing
Number of licensee locations (as of each fiscal year end)...   54     41     35
Number of Staff Builders-owned locations (as of each fiscal
  year end).................................................    4      5      1

     General and Administrative Expenses. General and administrative expenses decreased by $27.6 million, or 15.5%, in fiscal 1999 to $150.2 million as compared to $177.8 million in fiscal 1998 and increased by $7.6 million, or 4.5%, in fiscal 1998 as compared to $170.3 million in fiscal 1997. These costs expressed as a percentage of service revenues were 34.5%, 33.9% and 35.5% in fiscal 1999, 1998 and 1997, respectively.

     The decrease of $27.6 million in fiscal 1999 as compared to fiscal 1998 was the result of a decrease in the general and administrative expenses of the home health care division of $37.1 million which was partially offset by a $9.5 million increase in such expenses in the supplemental staffing division. Included in general and administrative expenses is Staff Builders' provision for doubtful accounts which increased by $5.7 million in fiscal 1999 over fiscal 1998. The provision for doubtful accounts was $5.6 million and $2.5 million in fiscal 1999 and fiscal 1998 for the home care business segment and $2.8 million and $0.2 million in fiscal 1999 and fiscal 1998 for the supplemental staffing business segment, respectively. Also included in general and administrative expenses in fiscal 1999 is approximately $1.0 million for the reserve for uncollectible notes receivable and $527 thousand for the write-off of obsolete fixed assets.

     The decrease in the general and administrative expenses of the home health care division was a result of a reduced number of operating locations and management's efforts to address the revenue reductions associated with IPS. This decrease was partially offset by re-engineering costs incurred in connection with meeting the demands of IPS, including improvement of the home care division's patient billing, scheduling and accounts receivable functions and implementing other operating efficiencies. The resultant balance in the allowance for doubtful accounts was $7.0 million, or 8.1%, of gross accounts receivable at February 28, 1999 as compared to $3.7 million, or 4.1%, of gross receivables at February 28, 1998. These increases are primarily due to the following factors: higher standards of documentation to evidence the nature of services provided required by home health care payor sources; an increased rate of rejected billings by payors; a reduced number of licensees which would normally bear part of the cost of uncollectible receivables against distributions paid; and increased supplemental staffing business volume.

     Staff Builders is in the process of replacing its existing, separate billing and accounts receivable systems with new systems which will integrate payroll/billing, scheduling and clinical management. The new systems, which are designed to be Year 2000 compliant, require the input of necessary billing support to generate complete transaction information. Staff Builders anticipates that bad debt expense relative to billing issues will be reduced as a result of the enhancements of new systems and procedures. In fiscal 1999, the supplemental staffing division allowance for doubtful accounts increased as a percentage of related revenue due to sales to certain new customers in fiscal 1999 which proved uncollectible. Based upon the curtailment of business with these customers and improvements in the division's credit policies, the resultant bad debt expense is deemed to be non-recurring and therefore a reduced provision for bad debts may be attainable. However, there can be no assurance that the foregoing reductions in bad debt expense can be realized.

     The general and administrative expenses of the supplemental staffing division increased from $13.3 million in fiscal 1998 to $22.8 million in fiscal 1999 due to an increase in the number of supplemental staffing licensees and the increased expenses associated with the first full year of operation of Chelsea.

     The increase in general and administrative expenses of $7.6 million in fiscal 1998 over fiscal 1997 was primarily due to the increase in supplemental staffing expenses of approximately $4.8 million, including $1.1 million attributable to the consolidation of Chelsea's general and administrative expenses from October 30, 1997 to February 28, 1998. The increase in the supplemental staffing expenses is due to the expansion of that division. The increase in these general and administrative expenses includes approximately $900 thousand resulting from the September 1996 acquisition of a provider in the metropolitan New York area and approximately $500 thousand resulting from the September 1997 acquisition of a provider of travel nurse services. Additionally, there was an increase in corporate and regional home health care expenses of $2.4 million, or 6.2% over the prior year, due to increased support for expansion of Staff Builders' home health care services, primarily resulting from acquisitions made in fiscal 1997 which were included in the full fiscal 1998 period.

     Amortization of Intangible Assets. Amortization of intangible assets was approximately $1.3 million in fiscal 1999 as compared to $2.8 million in fiscal 1998 and $2.6 million in fiscal 1997. The reduction of $1.5 million in fiscal year 1999 compared to fiscal year 1998 was primarily the result of the write-off of goodwill recorded in fiscal year 1998. The home health care division amortization expense was $1.2 million, $2.5 million and $2.5 million and the supplemental staffing division amortization expense was $100 thousand, $300 thousand and $100 thousand in fiscal 1999, 1998 and 1997, respectively.

     Interest Expense. Interest expense was approximately $4.2 million in fiscal 1999 as compared to $3.7 million in fiscal 1998 and $1.6 million in fiscal 1997. The increases in interest expense in fiscal 1999 over fiscal 1998 and over fiscal 1997 was primarily due to an increase in the level of borrowings under Staff Builders' secured credit facility. On October 30, 1997, the Company borrowed $12.6 million under the acquisition line of credit to purchase an additional 60.9% of the outstanding common stock of Chelsea.

     Interest Income. Interest income includes interest on franchise notes receivable of $225 thousand, $481 thousand and $527 thousand in fiscal 1999, 1998 and 1997, respectively. Interest earned on franchise notes receivable is generally at the prime rate plus three percent. Additionally, Staff Builders earned interest from funds on deposit for workers compensation premiums of $520 thousand, $564 thousand and $243 thousand in fiscal 1999, 1998 and 1997, respectively.

     Other (Income) Expense, Net. Other expense of $464 thousand in fiscal 1999 primarily consists of approximately $300 thousand to record minority interest expense incurred by Chelsea. Other (income) expense, net in fiscal 1998 primarily includes approximately $300 thousand of income from Staff Builders' gain on the sale of several offices. Fiscal 1997 income includes approximately $1.2 million resulting from the sale of a Staff Builders' division.

     Medicare and Medicaid Audit Adjustments. In the third quarter of fiscal 1999, Staff Builders recorded a charge of $29.0 million to reflect audit adjustments from both Medicare and Medicaid. Medicare and Medicaid audit adjustments recorded in fiscal 1999 include Federal and state audit liabilities arising from some completed audit examinations as well as estimated liabilities for open audit periods through February 28,

1999. As a home health care provider, Staff Builders is subject to extensive and changing state and Federal regulations relating to the licensing and certification of its offices and the sale and delivery of its products and services. The Federal government and Medicare fiscal intermediaries have become more vigilant in their review of Medicare reimbursements to home health care providers generally, and have become more restrictive in their interpretation of those costs for which reimbursement will be allowed to such providers. These regulatory agencies have increased the number of audits performed and have applied a more intensive degree of scrutiny in the conduct of these audits.

     During the quarter ended November 30, 1998, the Medicare fiscal intermediary completed and issued the results of 88 audits for the fiscal year ended February 28, 1997, including 25 audits conducted on site at branch operating locations. These results together with the results of the home office audit for the year ended February 28, 1997, indicated an aggregate liability of approximately $9.5 million.

     Additionally, Staff Builders has recorded an accrual for third party liability ("TPL") to state Medicaid agencies which have claimed that Staff Builders did not follow proper billing procedures in several locations. These state Medicaid agencies have challenged the eligibility of individuals for whom services were provided. The related claims are being reviewed by the state agencies encompassing several prior years for which Staff Builders has been paid. Staff Builders has reached a settlement for a portion of its TPL liability and is continuing to negotiate to resolve amounts payable to these state agencies. While Staff Builders believes that it will ultimately prevail in many of these cases, it has accrued for the anticipated losses for those cases in which it will not prevail. To date, Staff Builders has reached settlement on $4.6 million of the $11.0 million of TPL provided for in the quarter ended November 30, 1998. This amount is payable monthly at approximately $250 thousand per month. The other $6.4 million is a general reserve based upon preliminary discussions with several states.

     Staff Builders continues to appeal many audit issues and has engaged outside professional advisors to support its positions on these issues. Staff Builders anticipates that any resolution of these appeals may require up to several years. The settlement of Medicare and Medicaid liabilities for specific periods provides a basis for reasonably estimating the liability that may exist for periods not yet examined or where the examination is in process. Staff Builders was able to consider the scope of audits being performed by the fiscal intermediary and the issues raised for such periods, and then use this information as a basis to estimate the accrual required for audits not yet performed, or not yet completed. The $29.0 million charge to operations in the quarter ended November 30, 1998, together with the balance of liabilities previously established, less amounts expended during the fourth quarter of fiscal 1999, results in an aggregate liability of $38.3 million for Federal and state audit adjustments as of February 28, 1999 which includes $27.3 million and $11.0 million for Federal and state liabilities, respectively.

HEALTH CARE REFORM AND RELATED RESTRUCTURING COSTS

     The BBA resulted in significant changes to cost based reimbursement for Medicare home health care providers. Although a cost based reimbursement system remains, the BBA reduced the cost limits and created new per-beneficiary limits. The BBA provides for IPS which became applicable for Staff Builders on March 1, 1998 and will remain in effect until the adoption of a prospective payment system scheduled to be effective for all home health care agencies beginning on October 1, 2000. The Federal Health Care Financing Administration committed to the revised schedule in a report presented to Congress dated February 4, 1999. The effect of the changes under IPS is to reduce the limits for the amount of costs that are reimbursable to home health care providers under the Medicare program. Accordingly, Staff Builders together with many of its licensees have modified their operations as needed to meet the demands of IPS, including taking steps to reduce costs and maximize operational efficiencies within the constraints of IPS.

     During the fourth quarter of fiscal 1998, management prepared the home health care business segment of Staff Builders for the impact of IPS and for long-term growth. As a result, Staff Builders implemented a corporate-wide restructuring and cost reduction program. These actions, together with Staff Builders' assessment of the impact of health care reform legislation, resulted in a pre-tax charge in the fourth quarter of fiscal 1998 of $33.4 million. Included in this pre-tax charge was the write-off of goodwill of $24.5 million and

$8.9 million of other restructuring costs. Other restructuring costs included expenses related to the closing or conversion of many licensee-operated locations to company-owned locations, as well as severance payments for terminated employees. Approximately 60 administrative employees received severance payouts, of which approximately 50 were terminated at February 28, 1999 and represented 90% of the severance pay costs. These terminations occurred in 14 locations, and included certain regional operations personnel. Additionally, by the end of the first quarter of fiscal 1999, Staff Builders had closed 13 locations, including 10 closed by February 28, 1999, and converted ten licensee operated locations to Staff Builders-owned locations. During the quarter ended November 30, 1998, as a result of Staff Builders' further operating modifications, including the additional closure and conversion of many locations from licensed to company-owned operations, Staff Builders has written off or reserved approximately $4.5 million. This amount is included in total fiscal 1999 restructuring costs of $20.5 million, as discussed further below.

     In fiscal 1999, management further evaluated the carrying value of Staff Builders' goodwill and intangible assets in light of current home health care industry conditions and its impact on Staff Builders' operations. Such valuation resulted in an additional write-off of home health care goodwill of $15.3 million leaving a remaining net carrying value of goodwill and intangible assets as of February 28, 1999 of $5.1 million in its home health care business segment. The fiscal 1998 write-off of goodwill and intangible assets included $21.5 million for the home health care segment and $3.0 million for the supplemental staffing segment. The write-off of goodwill and intangible assets is required under SFAS No. 121.

     In addition to the fiscal 1999 write-off of goodwill, Staff Builders recorded other home health care restructuring costs aggregating $5.2 million. These costs included $0.9 million for the closure and reduction in size of some of Staff Builders' operating locations including the write-off of fixed assets and the accrual for employee severance payments. Further, restructuring costs include $2.2 million of litigation related costs, $1.1 million for the write-off of receivables from converted licensee locations and $0.9 million for the write-off of home care related investments and receivables. These restructuring costs reflect Staff Builders' operating modifications in order to meet the demands of IPS as well as its assessment of the carrying value of goodwill and intangible assets in light of the deterioration within the home health care industry and the resultant effect on reduced profitability.

     Provision (Benefit) for Income Taxes. The provision (benefit) for income taxes reflects an effective rate of (10.6%), 21.3% and 44.0% in fiscal 1999, 1998 and 1997, respectively.

     The provision for income taxes in fiscal 1999 consists of a valuation allowance of $28.9 million offset by potential tax benefits of $20.2 million resulting from losses incurred in that period. Such valuation allowance was recorded because management does not believe that the utilization of the tax benefits from operating losses and other temporary differences are "more likely than not" to be realized, as required by SFAS 109. Because of Staff Builders' recent operating losses, its working capital deficiency, the possibility that its bank will accelerate Staff Builders' obligation to pay the banks' loans to Staff Builders, Staff Builders' questionable ability to obtain new financing on satisfactory terms, if at all, and the uncertainty of if or when there will be increases in allowable rates for Medicare-reimbursed services, it is questionable whether Staff Builders will be able to return to profitability in the foreseeable future. While Staff Builders intends to return to profitability, its conclusion that it is "more likely than not" that the deferred tax assets will not be realized is based upon significant doubt as to if or when there may be any favorable changes to the uncertainties noted above. Staff Builders has recorded an income tax receivable of $1.7 million resulting from the carryback of net operating losses.

     Net Income (Loss). Net (loss) for fiscal 1999 was $(73.1) million, or $(3.16) per share, compared to net (loss) in fiscal 1998 of $(21.6) million, or $(.90) per share, and net income of $3.7 million, or $.16 per share, in fiscal 1997.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash used in operating activities was $521 thousand for the 1999 period which consisted primarily of the loss from operations requiring cash payments of $666 thousand, net of non-cash charges of $1.4 million for the depreciation and amortization of fixed assets as well as for the amortization of intangibles and goodwill, and payments of Medicare and Medicaid liabilities of approximately $1.1 million offset by an increase in accounts payable and accrued expenses of approximately $1.2 million. Net cash used in investing activities for the 1999 period consisted primarily of additions to fixed assets for the development and implementation of Staff Builders' new payroll and billing systems. Net cash provided from financing activities in the 1999 period of approximately $2.5 million resulted from an increase in Staff Builders' borrowings under its secured credit facility of approximately $3.0 million offset by payments of long-term debt of $500 thousand, consisting primarily of payments on capital leases.

     Net cash provided by operating activities for the 1998 period of $11.6 million consisted primarily of periodic interim payments received from the Federal government. Net cash used in investing activities for the 1998 period of $700 thousand consisted primarily of cash paid for acquisitions of approximately $600 thousand. Cash used in financing activities for the 1998 period of approximately $9.8 million consisted primarily of $5.7 million used to reduce the level of borrowings under Staff Builders' secured credit facility and $2.3 million for the purchase and retirement of common stock.

     Net cash provided by operating activities was $13.0 million for the fiscal year ended February 28, 1999 which consisted primarily of periodic interim payments received from Medicare of $14.4 million, a net increase in accounts payable and accrued expenses of $2.4 million and a decrease in trade accounts receivable of $2.0 million. Offsetting these sources of cash was the loss from operations requiring cash payments of $5.8 million. The fiscal 1999 loss of $(73.1) million included non-cash items consisting primarily of the write-off of goodwill, deferred income taxes and other assets aggregating $27.5 million; depreciation, amortization and a net increase to the allowance for doubtful accounts aggregating $8.6 million; an increase in Medicare and Medicaid audit liabilities of $29.0 million and an increase in accrued litigation costs of $2.2 million.

     Net cash used in investing activities was $7.3 million in fiscal 1999, which consisted of the purchase of fixed assets of $5.0 million and $2.9 million of cash used to acquire businesses, offset by $0.6 million of proceeds from the sale of five home health care franchise businesses.

     Net cash used in financing activities of $6.5 million in fiscal 1999 included the payment of notes payable and other long-term liabilities of $11.1 million which consisted primarily of $3.1 million paid on Staff Builders' acquisition line of credit under its secured credit facility, $2.9 million of capital lease payments, a net reduction of $1.0 million in the line of credit under which Chelsea borrowed on its accounts receivable and a reduction of $1.9 million in a term loan which matures in December 1999. Additionally, Staff Builders purchased and retired 5.1 million shares of its common stock at a cost of $4.8 million. Offsetting these items was $9.1 million of cash provided from Staff Builders' revolving line of credit.

     Net cash provided by operating activities was $13.5 million for the fiscal year ended February 28, 1998, which consisted primarily of an increase in accounts payable and accrued expenses of $10.4 million and periodic interim payments received from Medicare of $4.3 million. Net cash used in investing activities of $16.4 million in fiscal 1998 consisted primarily of cash used for business acquisitions of $16.2 million, including $12.7 million for the purchase of 60.9% of the outstanding common stock of Chelsea. Net cash provided by financing activities of $3.7 million in fiscal 1998 includes proceeds of $12.6 million from the acquisition line of credit, less $4.0 million of a decrease in borrowings under Staff Builders' revolving line of credit and $6.1 million for the payment of notes payable and other long-term liabilities. These payments include $2.3 million of capital lease payments, a reduction of $1.8 million in a term loan and $0.8 million of repayments of the acquisition line of credit.

     Net cash used in operating activities was $19.4 million for the fiscal year ended February 28, 1997, which consisted primarily of an increase in trade accounts receivable of $23.8 million offset by net income of $3.8 million. Net cash used in investing activities of $11.9 million in fiscal 1997 consisted primarily of cash used for business acquisitions of $10.3 million, including $2.1 million for the purchase of 20.9% of the outstanding common stock of Chelsea. Net cash provided by financing activities in fiscal 1997 was $24.6 million, which consisted primarily of an increase in the level of borrowings under Staff Builders' revolving line of credit of $21.6 million and proceeds from a term loan of $5.7 million, offset by the payment of notes payable and other long-term liabilities of $3.1 million.

     Staff Builders has a secured credit facility which consists of a revolving line of credit under which Staff Builders is permitted to borrow amounts based upon certain percentages of eligible receivables, up to the

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

maximum amount of the credit facility. As of February 28, 1999, Staff Builders also had an acquisition line of credit which was paid off on September 17, 1999. At February 28, 1999 and 1998, Staff Builders had borrowed $35.4 million and $29.4 million, respectively, under its then existing credit facility. Staff Builders classified its outstanding borrowings as a current liability as of February 28, 1999 because the bank had the option to declare all borrowings under the then existing credit facility to become immediately due and payable.

     On September 24, 1999, the home health care business of Staff Builders ("TLC") entered into an amended and restated loan and security agreement which expires on February 29, 2000. The TLC loan agreement provides for the home health care business to borrow up to a maximum of $17.0 million which will be reduced to (i) $16.75 million on the earlier of: (A) October 29, 1999, or (B) the Distribution, (ii) $16.25 million thirty days after the date of the reduction set forth in clause (i) above, and (iii) $16.0 million thirty days after the date of the reduction set forth in clause (ii) above. TLC is permitted to borrow up to 80% of eligible accounts receivable, up to the maximum amount of the credit facility. Further, availability is reduced by a separate reserve in the amount of $750 thousand until such time as a more favorable payment plan has been agreed upon in writing between TLC and HCFA, under terms and conditions acceptable to the bank. As of September 24, 1999, TLC had borrowed an aggregate of $14.8 million under its new facility.


     The TLC loan bears interest at 2.0% over the prevailing prime lending rate (such rate being 8.25% as of September 29, 1999), a monthly collateral management fee of $8 thousand, and a fee of .375% per annum of the daily unused portion of the credit facility. Based on the outstanding borrowings at September 24, 1999, an increase of 1% in the prime rate would have the effect of increasing aggregate, annual interest expense by approximately $150 thousand. TLC paid bank fees of $170 thousand in connection with the execution of the loan agreement. Subsequently, TLC is required to pay facility fees of .875% of its then maximum revolving credit amount on November 30, 1999 and on December 30, 1999, and .5% of its then maximum revolving credit amount on January 31, 2000. If the loan is fully paid on a date prior to any of the foregoing dates, then TLC will not be required to make any of the payments on dates subsequent to the loan pay off date.


     On September 17, 1999, Staff Builders sold its entire interest in Chelsea for total consideration of $17.5 million, subject to a post-closing net asset book value adjustment. Such consideration included $14.5 million received in cash and $3.0 million to be paid in cash upon completion of the Distribution, $500 thousand of which is payable to a former principal of Chelsea. The proceeds received of $14.5 million were used to pay off $8.4 million of borrowings under Staff Builders' acquisition line of credit and $6.1 million was used to pay down the revolving line of credit, of which $4.6 million and $1.5 million paid down the home health care and ATC supplemental staffing division portions of the revolving line of credit, respectively. Staff Builders expects that there will be no material gain or loss from this transaction.

     Staff Builders' working capital deficiency was $(39.8) million at February 28, 1999. Current liabilities at February 28, 1999 include $22.7 million for Medicare and Medicaid liabilities, $35.4 million of outstanding borrowings under the secured credit facility and $8.1 million for the current portion of other debt obligations. While Staff Builders cannot accurately determine the required payment dates for its total Medicare and Medicaid audit liabilities, it has included $34.6 million of such liabilities in other long term liabilities based upon its current estimate of when payments would likely become due. In order to pay its current liabilities in the normal course of business as well as to pay its liabilities to the Medicare and Medicaid agencies as they become due, Staff Builders is investigating alternative sources of funding.

     The above conditions raise substantial doubt about the ability of Staff Builders to continue as a going concern. As a result, management of Staff Builders is pursuing various strategies, including but not limited to, negotiating with alternative lending sources, deferred payment terms for Medicare and Medicaid audit liabilities as well as for any repayments of Medicare periodic interim payment(s) ("PIP") and deferred payment terms for other creditors. Further, management is implementing an intensified collection effort and has obtained a deferred payment schedule for the repayment of $19.0 million of excess PIP payments made to Staff Builders by the Federal government as well as for $6.8 million of audit liabilities assessed to date. Such payment schedule constituted an oral agreement which required these amounts to be paid in 24 equal monthly installments of approximately $1.1 million beginning in May 1999. As of June 1, 1999 no payments were made as such oral agreement was not formalized pending a reconciliation of the related amounts by the fiscal intermediary. Based upon the subsequent written payment schedule received later in June 1999, Staff Builders is required to pay 24 equal monthly installments commencing June 25, 1999 of approximately $1.3 million, including principal and interest. Staff Builders has paid the first of these installments in July 1999, upon reconciliation of the related amounts. In August 1999, Staff Builders entered into a revised payment agreement which required a payment of $350 thousand in August 1999, monthly installments of approximately $1.1 million in September 1999 through August 2000, monthly installments of approximately $1.0 million from September 2000 through April 2001, and approximately $650 thousand per month thereafter through March 2002. The August, September and October 1999 payments have been made as required. Staff Builders continues to negotiate more favorable payment terms. No penalties have been assessed in connection with the revised schedule, which enabled payments to commence after the original required date of May 1999. Additionally, Staff Builders has obtained favorable extended payment terms with some of its trade creditors and is continuing to negotiate extended payment terms with other vendors. However, there can be no assurance that these actions will be successful to provide adequate funds for Staff Builders' current level of operations and to pay Staff Builders' past-due obligations.


     From March 6, 1998 through October 16, 1998, Staff Builders purchased and retired a total of 5,088,060 shares of its common stock at a cost of approximately $4.8 million. No repurchases have been made since October 16, 1998.

YEAR 2000

     Many computer systems, applications, information technologies and equipment containing computer related components (generally "computer systems and equipment") are unable to differentiate between the year 2000 and the year 1900 because they were programmed with two-digit, rather than four digit, date fields. Accordingly, older computer systems that have time-sensitive applications may not properly recognize the year 2000 and beyond ("Year 2000 issue"). This could cause system or equipment shut downs, failures or miscalculations resulting in inaccuracies in computer output or disruptions of operations, including, among other things, inaccurate processing of financial information and/or temporary inabilities to process transactions, manufacture products, or engage in similar normal business activities.

     Staff Builders has made upgrades to its computer systems and equipment controlling its general ledger, accounts payable, payroll and human resources systems and believes that these systems are largely Year 2000 compliant. Staff Builders is continuing its upgrades with respect to the front end systems, which include clinical, scheduling and billing. Staff Builders expects to complete such upgrades by October 31, 1999. Staff Builders believes that with these upgrades, the Year 2000 issue will not pose significant operational problems for its computer systems and equipment. However, if such upgrades are not made or are not completed in a timely fashion, the Year 2000 issue might have an adverse impact on the operations of Staff Builders, the precise degree of which cannot be known at this time.

     In addition to risks associated with Staff Builders' own computer systems and equipment, Staff Builders has relationships with, and is to varying degrees dependent upon, a large number of third party vendors that provide information, goods and services to Staff Builders and third party customers to which Staff Builders provides its services. These include financial institutions, companies in industry, and Federal and state government agencies. If significant numbers of these third parties experience failures in their computer systems or equipment due to the Year 2000 issue and if, in particular, the Federal government is not Year 2000 compliant these failures could adversely affect Staff Builders' ability to process transactions or engage in similar normal business activities. While some of these risks are outside of Staff Builders' control, it has instituted programs, including internal records review to identify key third parties, assess their level of Year 2000 compliance, update contracts and address any non-compliance issues.

     The total cost of the Year 2000 systems assessment and upgrades is funded through operating cash flows and leases and Staff Builders is expensing certain items and capitalizing others. The estimated cost to replace existing software applications consisting of Lawson software and HBO Corporation systems, including modifications to accommodate the Year 2000, is approximately $25 million, including the cost of implementation. The actual cost could, however, exceed this estimate. Staff Builders has not established a contingency

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

plan to deal with major year 2000 failures, if any, and does not intend to establish a contingency plan because it is comfortable with progress made to date.

EFFECT OF INFLATION

     The rate of inflation was immaterial during fiscal 1999. In the past, the effects of inflation on salaries and operating expenses have been offset by Staff Builders' ability to increase its charges for services rendered. Staff Builders anticipates that it will be able to continue to do so in the future, subject to applicable restrictions with respect to services provided to clients eligible for Medicare and Medicaid reimbursement. Staff Builders continually reviews its costs in relation to the pricing of its services.

RECENTLY ISSUED ACCOUNTING STANDARDS


     In April 1998, the Financial Accounting Standards Board ("FASB") adopted Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP No. 98-5") which requires that costs previously capitalized as start-up costs will be expensed as incurred. SOP No. 98-5 becomes effective for fiscal years beginning after December 15, 1998, with earlier application encouraged. The adoption of SOP No. 98-5 will not have a material effect on Staff Builders' consolidated financial statements.


     During 1998, FASB issued Statement of Financial Accounting Standards SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". Staff Builders does not expect the adoption of this new accounting pronouncement to have a material effect, if any, on its financial condition or results of operations.

                                    BUSINESS

GENERAL

     The Company is a leading national provider of home health care services. The Company currently has 107 offices located in 25 states and the District of Columbia, as well as master franchise licenses in Japan, Spain and Brazil. Of these offices, 61 are owned and operated by the Company and 46 are operated by 29 licensees, through which services are provided by approximately 30,000 caregivers. Of the licensees, nine also operate a separate Staff Builders supplemental staffing franchise.

     TLC, a Delaware corporation and a wholly-owned subsidiary of Staff Builders, was formed in February 1999 to acquire 100% of the outstanding capital stock of those Staff Builders' subsidiaries which are engaged in the home health care business. After the Distribution, the Company will operate as an independent, publicly traded company and will own the home health care businesses previously owned by Staff Builders.

OPERATIONS

     The Company provides a wide range of home health care services. Its licensed personnel provide skilled nursing services including cardiac care, pulmonary management, wound management, maternal health, behavioral health care, infusion therapy administration, hospice support, and extensive patient and family education. Additional professional services include physical therapy, occupational therapy, speech therapy and medical social services. The Company also provides para-professional home health aide services and other unlicensed personnel services, assisting patients with activities of daily living. Approximately 60% of the Company's home health care service revenues are generated by licensees.

     Clients' requests for home health care are typically received at a local office and all skilled home health care services are provided pursuant to the orders of the patient's physician. Generally, after a referral is received, the director of clinical services will schedule a physical assessment to identify the patient's care needs. Home care services are rendered in accordance with the plan of care as prescribed by a physician.

     During the intake process, the Company contacts third-party payors to confirm the extent of Medicare eligibility or insurance coverage. The primary payment sources for home health care are Medicare, Medicaid, insurance, individuals, and state and local government health programs.

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

     In five locations, the Company operates hospices in accordance with the Federal Medicare program. Hospice services include a full range of medical and nursing services as well as spiritual and emotional support, specialized pain management and bereavement counseling with interdisciplinary support for patients and their families, where patients are expected to live less than six months.

     The quality and reputation of the Company's personnel and operations is critical to the Company's success. The Company maintains uniform quality assurance programs for its home health care operations, including its consumer hotline and service evaluation system in which patients are asked by the Company to rate the quality of care provided. These programs are administered at the national and local levels. The Company's clinical staff conducts periodic on-site reviews to determine compliance with all regulations.

     In addition to the on-site reviews conducted by Company personnel, the Company seeks to maintain and improve the quality of its home health care operations by seeking accreditation from the Joint Commission on Accreditation of Health Care Organizations ("JCAHO"). Currently, the Company has approximately 87 offices which have been accredited by JCAHO, approximately 31 of which were accredited with commendation.

     The Company has developed the Staff Builders Clinical Outcomes and Resource Evaluation System ("SCORES"(TM)). SCORES(TM) is a clinical management process that identifies and analyzes patient potential for variances upon admission to home care, customizes a transdisciplinary plan of care and quantifies clinical outcomes and resource utilization.

     The Company has developed a number of proprietary disease-specific programs designed to be used in the home. These programs include the areas of asthma, cardiac care, diabetes, hospice, maternity, behavioral health, rehabilitative services, pain management and wound care.

     The Company offers its services on a national and local basis. Each office seeks to retain strong local identification in order to best respond to prevailing market conditions and cultivate local referrals. The Company provides support including brochures, training seminars and materials to assist in developing patient care programs as needed within each community.

     Local efforts principally involve communicating with hospital discharge planners, nursing management, physicians and other individuals at hospitals, nursing homes and other health care facilities to advise them of the array of services available from the Company.

     Due to changes in health care reimbursement, insurance companies and health maintenance organizations have become more involved in directing services for those to whom they provide coverage. The Company has sought to adapt to the increased role of these organizations in patient referrals. The Company provides services to members of health maintenance organizations or policy holders of insurance companies at negotiated rates. The Company believes that some of these organizations, as a result of their strict guidelines, centralized administration and geographic diversity, retain the Company because of its ability to consistently offer quality services on a national basis. Moreover, the Company believes that its ability to offer patients a wide variety of home health care services will provide it with a competitive edge in obtaining additional business from these organizations.

     The Company's information systems provide for the input of information at the branch office (including payroll, billing and other administrative functions) which connects directly to its corporate headquarters in Lake Success, New York. Generally, bills are rendered, payroll is processed and collections are received at the corporate headquarters or at lock-boxes.

REIMBURSEMENT

     Revenues generated from the Company's services are paid by insurance carriers, health maintenance organizations, individuals, Medicare, Medicaid and other state and local government health insurance programs. Approximately 19.4% of the Company's revenues represent reimbursement from insurance carriers, health maintenance organizations and individuals; 47.6% come from Medicare; and 31.7% come from Medicaid and other local government health programs. Medicare is a Federally funded program available to persons with certain disabilities and persons of age 65 or older. Medicaid, a program jointly funded by Federal and state governments, and other local government health care programs is designed to pay for certain health care and medical services provided to low income individuals without regard to age.

     The Company has 75 locations which are certified to provide home health care services to Medicare patients. Medicare reimburses the Company for covered items and services at the lower of the Company's cost, as determined by Medicare regulations, or cost limits established by the Federal government. The Company submits all Medicare claims to a single insurance company acting as a fiscal intermediary which processes claims on behalf of the Federal government. The BBA resulted in significant changes to cost based reimbursement for Medicare home health care providers. Although the BBA retains a cost based reimbursement system, the cost limits were reduced and new per-beneficiary limits were set for home health care providers. The BBA provides for IPS which became applicable to the Company on March 1, 1998 and will remain in effect until the adoption of a prospective payment system scheduled to be effective for all home health care agencies beginning on October 1, 2000. HCFA committed to this revised schedule in a report presented to Congress dated February 4, 1999. The effect of the changes under IPS is to reduce the limits for the amount of costs that are reimbursable to home health care providers under the Medicare program. Recently, management moved proactively to prepare the Company for the impact of IPS and for long-term growth. As a result, the Company implemented a corporate-wide restructuring and cost reduction program.


     The Company has approximately 40 offices which participate in the Periodic Interim Payment program ("PIP"). Under PIP, the Company receives regular bi-weekly payments based on past Medicare activity of participating offices, which are adjusted quarterly for actual levels of activity. As presently amended by the BBA, the PIP program will terminate for home health care providers beginning on October 1, 2000. Offices which are not participating in the PIP program receive payment for services upon submission of individual claims.


     The Company is also reimbursed for covered items by Medicaid. The Company has approximately 78 offices in 23 states and the District of Columbia which are approved to provide services to Medicaid recipients. Medicaid reimbursement procedures vary from state to state.

GOVERNMENT REGULATION

     The Company's business is subject to extensive and frequently changing regulation by Federal, state and local authorities. This regulation includes state licensing, obtaining a Certificate of Need ("CON") in certain states, and Federal and state eligibility standards for certification as a Medicare and Medicaid provider. The imposition of more stringent regulatory requirements or the denial or revocation of any license or permit necessary for the Company to operate in a particular market could have a material adverse effect on the Company's operations.

     The Federal government and all states in which the Company currently operates regulate various aspects of the Company's business. HCFA must certify home health agencies that seek to receive reimbursement for services from Medicare. As conditions of participation in the Medicare program, HCFA requires a home health agency, among other things, to satisfy certain standards with respect to: personnel and their supervision; services and the documentation thereof; and the establishment of a professional advisory group that must include at least one physician, one registered nurse and other representatives from related disciplines or consumer groups.

     Certain states require a provider of home health care services to obtain a license before rendering services. Some states, including certain states in which the Company presently operates, maintain CON legislation requiring an office to file an application that must be approved by the appropriate state authority before certain health care services can be provided in an area. Approval depends upon, among other things, good character and competence, financial capability and a demonstration that the need exists for such services. In states having a CON requirement, HCFA will grant Medicare certification to an office (so that the office may provide services covered by Medicare) only if the office has obtained a CON.

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

     New York State requires the approval by the Public Health Council of the New York State Department of Health ("NYPHC") of any change in the "controlling person" of an operator of a licensed health care services agency (an "LHCSA"). Control of an entity is presumed to exist if any person owns, controls or holds the power to vote 10% or more of the voting securities of such entity. A person seeking approval as a controlling person of an operator of a LHCSA must file an application for NYPHC approval within 30 days of becoming a controlling person, and pending a decision by the NYPHC, such person may not exercise control over the LHCSA. The Company has 10 offices in New York State which are LHCSAs. Such offices account for approximately 15% of the Company's revenues. If any person should become the owner or holder, or acquire control, of the right to vote 10% or more of TLC Common Stock, such person could not exercise control of the Company's LHCSAs until such ownership, control or holding has been approved by the NYPHC.

FRANCHISE PROGRAM

     The Company has utilized a unique form of franchising whereby it licenses independent companies or contractors ("licensees") to represent the Company within a designated territory using the Company's trade names and service marks. Of the Company's 107 field offices, 46 are operated by 29 licensees pursuant to the terms of a franchise agreement with the Company. The Company's franchise program has permitted it to quickly penetrate new markets and realize economies of scale. The program also has enabled the Company to maintain stable local management by reducing personnel turnover.

     The Company is subject to a number of state laws that regulate certain substantive aspects of the franchisor-franchisee relationship. The Company owns all necessary health care related permits and licenses and, where required, CON's for operation of franchise offices. The Company employs all direct service employees. The licensees recruit direct service personnel for the Company, solicit orders and assign Company personnel, including registered nurses, therapists and home health aides, to service the Company's clients. The Company pays and distributes the payroll for the Company's direct service personnel, administers all payroll withholdings and payments, bills the customers and receives and processes the accounts receivable. The licensees are responsible for providing an office and paying related expenses for administration including rent, utilities and costs for administrative personnel. The Company includes all revenues and related direct costs in its consolidated service revenues and operating costs.

     Generally, the Company grants a ten-year initial franchise term. A licensee has the option to extend for an additional five-year term, subject to the licensee adhering to the operating procedures and quality control standards established by the Company. The initial franchise fee is currently $29,500. When converting independently owned agencies into franchises, the Company negotiates the terms of the conversion on a transaction-by-transaction basis depending on the size of the agency, the nature of the agency's business and the location of the agency. The Company is currently not offering any home health care franchises.

     The Company pays a monthly distribution or commission to its domestic licensees based upon a defined formula of gross profit generated. Generally, the Company pays the licensee 60% of the gross profit attributable to the non-Medicare operations of the franchise. The Company adjusts the payment to the licensees related to Medicare operations for cost limitations and reimbursement of allowable Medicare costs. There is no payment to the licensees based solely on revenues. Amounts due to licensees are typically paid within 45 days after each month based upon an average rate of 60% of gross margin. The amount of monthly gross margin includes the adjustment for cost limitations and reimbursement of allowable Medicare costs.

     The Company has an international franchise program using the Staff Builders name and service marks. The Company has a master license agreement with licensees in Japan and Brazil under which royalties are paid to the Company by the licensee for certain services provided by the Company pertaining to the transfer of home health care technology from the Company to the licensee. The term of the Japanese master license agreement is five years with a five-year additional term which may be exercised by the Company. The existing agreement in Japan will expire on October 27, 2002. The Company received an initial master license fee of $1.2 million under the terms of this agreement. The terms of the master license agreement specify that the master license fee must be paid in full by September 30, 1999, at which time such fee is deemed fully earned and non-refundable. The Company's continuing obligations under the license agreement with the Japanese company include the delivery of advisory assistance and providing confidential operating manuals for the operation of franchise home health care centers, initial training programs including materials which cover home health care administration and clinical operations and the provision of one Company representative to visit the licensee's territory for an aggregate of 35 to 50 days within the first 270 days of the agreement and from one to four times annually thereafter for a maximum of ten days during each visit. The Brazilian master license agreement has a 25-year term with an additional ten-year renewal term exercisable by the licensee. The Company received a master license fee of $80,000 from its Brazilian licensee.

     The Company is currently not offering any home health care franchises. However, if in the future the Company should offer and sell franchises, such offers and sales will be subject to Federal and certain state franchise laws. If the Company fails to comply with the franchise laws, rules and regulations of a particular state relating to offers and sales of franchises, the Company will be unable to engage in offering or selling franchises in or from such state. To offer and sell franchises, the Federal Trade Commission requires the Company to furnish to prospective licensees a current franchise offering disclosure document. The Company has used a Uniform Franchise Offering Circular ("UFOC") to satisfy this disclosure obligation. The Company must update its UFOC annually or upon the occurrence of certain material events. If a material event occurs, the Company must stop offering and selling franchises until the UFOC is updated. In addition, certain states require the Company to register or file its UFOC with such states and to provide prescribed disclosures.

RECRUITING AND TRAINING

     The Company and its franchisees recruit personnel principally through referrals from other personnel, newspaper advertisements and direct mail solicitations to nursing, paramedical and other recruiting sources. A large percentage of these personnel are employed only when needed, and are paid for the actual number of hours worked or visits made.

     The Company has standardized procedures for recruiting, interviewing, testing and reference checking prospective personnel. All nurses and therapists must be licensed by the appropriate licensing authorities. Substantially all unlicensed health care personnel must be certified either through a state-approved certification program or must have had previous experience in providing direct patient care in a hospital, nursing home or in the home. After selection, applicants receive instruction in the Company's procedures and policies. Subsequently, they are included on a list of personnel eligible for placement. The Company has an in-service training program for its personnel which satisfies the requirements for certification required by 26 states and the District of Columbia.

     In addition to personnel recruited and trained by the Company, the Company contracts with third parties to meet its personnel requirements. These contracted personnel must meet the same qualifications required of Company personnel.

INSURANCE

     The Company's employees make decisions which can have significant medical consequences to the patients in their care. As a result, the Company is exposed to substantial liability in the event of negligence or wrongful acts of its personnel. The Company expects to be able to maintain medical professional and general liability insurance providing for coverage in a maximum amount of $26 million per claim, subject to a limitation of $26 million for all claims in any single year. In addition, franchisees must maintain general liability insurance with coverage of at least $1 million.

COMPETITION

     Although there are national home health care companies, the industry is highly fragmented and competitors are often localized in particular geographical markets. In general, there has been a trend toward consolidation in the health care industry which is expected to continue, especially in light of the Federal Medicare program's reductions in cost limits and establishment of per beneficiary limits. The Company expects that it will continue to compete with the national organizations as well as regional and local providers including home health care providers owned or otherwise controlled by hospitals. Some of the entities with which the Company competes have substantially greater resources. In addition, the Company's operations depend, to a significant degree, on its ability to recruit qualified health care personnel. Generally, there is a shortage of qualified health care personnel and the Company faces competition from other companies in recruiting. As a result, from time to time, it has been difficult for the Company to hire personnel to meet demands for services.

     The Company believes that prompt service, price, quality and range of services offered are the principal competitive factors which enable it to compete effectively. The Company believes that its rate structure is competitive with others in the industry. No single client or group contract accounts for ten percent or more of the Company's consolidated revenues.

SERVICE MARKS

     The Company believes that its service mark, Tender Loving Care(R), and the service marks for which it has a license from Staff Builders, Staff Builders(R), Staffline(R) and the Stick Figure Logo, have significant value and are important to the marketing of its services. These names and marks are registered as service marks with the United States Patent and Trademark Office. The registration of the Staff Builders(R) service mark will remain in effect through February 14, 2009, with respect to home care. The registration of the Staffline(R) service mark will remain in effect through August 1, 2009. The registration of the Stick Figure Logo service mark will remain in effect through August 16, 2008. The registration of the Tender Loving Care(R) service mark will remain in effect through January 8, 2005. Each of these marks is renewable for additional ten-year periods, provided they continue to be used in the ordinary course of business. The Company also owns other federally registered marks for names used in connection with its business.

PERSONNEL AND EMPLOYEES

     The Company has approximately 30,000 individuals who render home health care services and the Company employs approximately 1,600 full-time administrative and management personnel.

     The Company screens caregivers to ensure that they meet all licensing requirements and the Company's eligibility standards. This screening process includes skills testing, reference checking, professional license verification, personal interviews and a physical examination. In addition, new employees receive an orientation on the Company's policies and procedures prior to their initial assignment. The Company is not a party to any collective bargaining agreement and considers its relationship with its employees to be satisfactory.

     Approximately 1,200 of the Company's administrative employees are located at the Company's branch offices, 335 are located at its corporate headquarters in Lake Success, New York and 65 are regional employees.

PROPERTIES

     The Company's corporate headquarters consists of approximately 65,000 square feet of leased office space and 8,100 square feet of storage space in Lake Success, New York. The lease for the corporate headquarters expires on September 30, 2005 and provides for current annual rent of approximately $1.5 million, which increases annually by three percent. Approximately 2,030 square feet of this space will be sublet monthly to a subsidiary of Staff Builders beginning on the Distribution Date at a monthly rent of $4,017. See "The Distribution -- Arrangements between Staff Builders and TLC Relating to the Distribution -- Sublease."

     The Company believes that its headquarters office space is sufficient for its immediate needs and that it will be able to obtain additional space as needed in the future.

     The Company leases substantially all of its branch office locations from landlords unaffiliated with the Company or any of its executive officers or directors. Most of these leases are for a specified term, although several of them are month-to-month leases. There are 107 offices including 61 operated by the Company and 46 operated by 29 licensees; three of these franchise offices sublease the office space from the Company and the remaining franchise offices are owned by licensees or are leased by the licensee from third-party landlords. The Company believes that it will be able to renew or find adequate replacement offices for all leases which are scheduled to expire in the next twelve months at comparable costs.

LEGAL PROCEEDINGS

     On September 20, 1995, the United States Attorney for the Eastern District of Pennsylvania alleged that (i) between 1987 and 1989, a corporation, substantially all the assets and liabilities of which were acquired by a subsidiary of the Company in 1993, submitted false claims to Medicare totaling approximately $1.5 million and (ii) officers and employees of that corporation submitted false statements in support of such claims, and made a pre-complaint civil settlement demand of approximately $4.5 million. The alleged false claims and false statements were made before the Company acquired that corporation in 1993. There have been significant discussions with the office of the United States Attorney which the Company believes are likely to lead to an arbitration within specified parameters.


     On June 18, 1998, 6100 Cleveland, Inc., Orsinger Enterprises, Inc., and First Choice Medical Staffing, Inc., three former home care and staffing licensees (franchisees) of the Company in Ohio, commenced an action in the United States District Court for the Northern District of Ohio, Eastern Division against the Company's subsidiary, Staff Builders International, Inc. The action sought to recover damages and other relief alleging unpaid royalties, wrongful termination by the Company of the Franchise Agreement between the Company and the Plaintiffs, breach of contract and other damages. The Company answered the complaint and moved for a change of venue. On December 1, 1998, Plaintiffs, without the required permission of the Court, filed a Second Amended Complaint alleging, in addition to the allegations contained in the prior Complaint, claims under the Racketeer Influenced and Corrupt Organizations Act ("RICO"), claiming a series of deliberate and illegal actions designed to put certain Staff Builders franchisees out of business, as well as claims arising under New York and Ohio loss of business opportunity statutes. The Court granted the Company's motion to dismiss the RICO claims and other claims which allege violation of business law in New York, including the claim for money damages of $25 million, treble damages and all of the claims against the named executive officers of the Company. The Court allowed to stand certain claims which allege violation of the Ohio business opportunities statute relating to disclosure requirements. The Court also denied Plaintiffs' motion attempting to dismiss all of defendants' counter-claims and denied third party defendant's motion to dismiss the Company's third party complaint. A companion case, 6100 Columbus, Inc. v. Staff Builders International, Inc. was recently filed alleging breach of contract only. Discovery is currently in progress.



     On December 21, 1998, H.L.N. Corporation, Frontlines Homecare, Inc., E.T.H.L., Inc., Phoenix Homelife Nursing, Inc., and Pacific Rim Health Care Services, Inc., former home care licensees (franchisees) of the Company for the territory comprising certain counties in and around Los Angeles, California and their holding company, instituted an action against the Company's subsidiaries, Staff Builders, Inc., Staff Builders International, Inc., Staff Builders Services, Inc., and certain executive officers of the Company in the Superior Court for the State of California, County of Los Angeles. The action was removed to United States District Court for the Central District of California on December 22, 1998. Plaintiffs filed a First Amended Complaint in the Central District on January 8, 1999 to challenge the termination of the four franchise agreements between the Company and certain of the named plaintiffs, seeking damages for violations of California franchise law, breach of contract, fraud and deceit, unfair trade practices, claims under the RICO, negligence, intentional interference with contractual rights, declaratory and injunctive relief and a request for an accounting. Plaintiffs seek an unspecified amount of damages. Discovery is currently in process.


     On April 30, 1999, Nursing Services of Iowa, Inc., Helen Kelly, Geri-Care Home Health, Inc. and Jacquelyn Klooster, two former home care licensees (franchisees) of the Company and their principals in Des Moines and Sioux City, Iowa, respectively, commenced an action in the United States District Court for the Southern District of Iowa, Central Division, against the Company's subsidiaries, Staff Builders International, Inc., Staff Builders Services, Inc., and Staff Builders, Inc., and certain executive officers of the Company. The action alleges claims under RICO, claiming a series of deliberate and illegal actions designed to defraud the Company's licensees (franchisees), as well as claims for negligence, breach of fiduciary duty, breach of contract, fraudulent misrepresentation and violation of the Iowa franchise law. The complaint seeks unspecified money damages, a claim for treble damages on the RICO claims and punitive and exemplary damages. The Company has filed a motion to dismiss certain counts of the complaint relating to the RICO claims.


     The Company is a defendant in several civil actions which are routine and incidental to its business. The Company purchases insurance in such amounts which management believes to be reasonable and prudent.

     Although the Company cannot estimate the ultimate cost of its open legal matters with precision, it has an accrued loss contingency at February 28, 1999 for the aggregate, estimated amount to resolve such matters. In the opinion of management, the outcome of pending litigation will not have a material adverse effect on the Company's consolidated financial position or results of operations. However, unfavorable resolutions of these actions could have an adverse impact on liquidity.

                                 STAFF BUILDERS

     After the Distribution Date, Staff Builders will provide supplemental staffing to health care institutions through its subsidiary, ATC Healthcare Services, Inc. ("ATC").

     ATC provides its clients with registered nurses, licensed practical nurses, medical technicians and other personnel, including "travel nurses" who take on long-term arrangements far away from their homes. Health care institutions use supplemental staffing to cover for peak periods, vacations, emergencies and permanent positions for which they have openings.

     ATC operates its own information systems network (including payroll, billing and other administrative functions) for its operations which connects its field offices with its corporate headquarters in Atlanta, Georgia.

     ATC has 56 offices in 27 states of which four are owned and operated by Staff Builders and 52 are operated by 40 licensees. Local offices are generally familiar with the operations, procedures and policies of the institutions in their service areas and use this knowledge in providing the training and orientation to their personnel. Accordingly, the supplemental staffing personnel provided are able to assume responsibility quickly and work effectively with the client's permanent staff members. Employees assigned to particular clients may be changed at the client's request or at Staff Builders' initiation.

                                   MANAGEMENT

     The following table sets forth information as to each director and each executive officer of the Company as of the Distribution Date:

                                                       PRINCIPAL OCCUPATION DURING
                                                       THE PAST FIVE YEARS; OFFICE
NAME                                   AGE              TO BE HELD IN THE COMPANY
----                                   ---             ---------------------------
Stephen Savitsky.....................  54    A founder of Staff Builders, Mr. Savitsky has
                                             served as Chairman of the Board, Chief
                                             Executive Officer and a Director of Staff
                                             Builders since 1983 (and of its predecessor
                                             from 1978 to 1983), and as President of Staff
                                             Builders from November 1991 until November 30,
                                             1998. Commencing on the Distribution Date, Mr.
                                             Savitsky will be a Director and Chairman of the
                                             Board and Chief Executive Officer of the
                                             Company and will remain a Director, Chairman of
                                             the Board and Chief Executive Officer of Staff
                                             Builders. Mr. Savitsky is the brother of David
                                             Savitsky.
Dale R. Clift........................  48    Mr. Clift has been Executive Vice President of
                                             Finance and Chief Financial Officer of Staff
                                             Builders since February 1998. In addition,
                                             since December 1, 1998, he has been Chief
                                             Operating Officer of Staff Builders. From
                                             January 1996 through February 1998, Mr. Clift
                                             provided consulting services to a number of
                                             companies, including several in the health care
                                             industry. From April 1994 through January 1996,
                                             Mr. Clift was Executive Vice President of Rock
                                             Bottom Restaurants, Inc., a restaurant
                                             operator. Commencing on the Distribution Date,
                                             Mr. Clift will serve as a Director, President,
                                             and Chief Operating Officer of the Company. As
                                             of the Distribution Date, Mr. Clift will cease
                                             to serve as Executive Vice President of
                                             Finance, Chief Financial Officer and Chief
                                             Operating Officer of Staff Builders and will
                                             serve as Senior Vice President, Financial
                                             Strategy of Staff Builders.
David Savitsky.......................  51    A founder of Staff Builders, Mr. Savitsky has
                                             served as Secretary, Treasurer and a Director
                                             of Staff Builders since 1983 (and of its
                                             predecessor from 1978 to 1983), as Executive
                                             Vice President from December 1987 until
                                             November 30, 1998 and as Chief Operating
                                             Officer from April 1991 until November 30,
                                             1998. On December 1, 1998, Mr. Savitsky became
                                             President of Staff Builders. Commencing on the
                                             Distribution Date, Mr. Savitsky will serve as a
                                             Director and Vice-Chairman, Government
                                             Relations of the Company. As of the
                                             Distribution Date, Mr. Savitsky will cease to
                                             be the Secretary and Treasurer of Staff
                                             Builders and will remain a Director and
                                             President of Staff Builders. Mr. Savitsky is
                                             the brother of Stephen Savitsky.

                                                       PRINCIPAL OCCUPATION DURING
                                                       THE PAST FIVE YEARS; OFFICE
NAME                                   AGE              TO BE HELD IN THE COMPANY
----                                   ---             ---------------------------
Jonathan J. Halpert, Ph.D............  54    Dr. Halpert has served as a Director of Staff
                                             Builders since 1987. He previously served as a
                                             Director of Staff Builders from May 1983 until
                                             he resigned from the Board in February 1985.
                                             Dr. Halpert is a consultant in the area of
                                             deinstitutionalization of the mentally retarded
                                             and Chief Executive Officer of the Camelot
                                             Community Residence Program. Commencing on the
                                             Distribution Date, Mr. Halpert will serve as a
                                             Director of the Company and will remain a
                                             Director of Staff Builders.
Bernard J. Firestone, Ph.D...........  50    Dr. Firestone has served as a Director of Staff
                                             Builders since 1987. He is the dean of the
                                             College of Liberal Arts and Sciences and
                                             professor of political science at Hofstra
                                             University, where he has been teaching for 23
                                             years. Commencing on the Distribution Date, Dr.
                                             Firestone will serve as a Director of the
                                             Company and will remain a Director of Staff
                                             Builders.
Willard T. Derr......................  43    Mr. Derr has been Senior Vice President and
                                             Corporate Controller of Staff Builders since
                                             March 1998. From February 1993 to March 1998,
                                             Mr. Derr served as Vice President and
                                             Controller of a principal subsidiary of Staff
                                             Builders. Commencing on the Distribution Date,
                                             Mr. Derr will serve as Chief Financial Officer,
                                             Senior Vice President and Corporate Controller
                                             of the Company and will cease to serve as
                                             Senior Vice President and Corporate Controller
                                             of Staff Builders.
Sandra Parshall......................  52    Ms. Parshall has been Senior Vice President of
                                             Operations of a principal subsidiary of Staff
                                             Builders since March 1998. From September 1996
                                             through March 1998, Ms. Parshall served as the
                                             Vice President of Operations of a principal
                                             subsidiary of Staff Builders. From June 1995 to
                                             September 1996, Ms. Parshall served as a
                                             regional director of operations of a principal
                                             subsidiary of Staff Builders. From 1993 to
                                             1995, Ms. Parshall was a Divisional Vice
                                             President of Nursefinders, Inc., a home health
                                             care and medical staffing company. As of the
                                             Distribution Date, Ms. Parshall will continue
                                             to serve as Senior Vice President of Operations
                                             of a principal subsidiary of the Company.
Renee J. Silver......................  44    Ms. Silver has been Vice President and General
                                             Counsel of Staff Builders since November 1994.
                                             From December 1990 to November 1994, Ms. Silver
                                             was Vice President and General Counsel of
                                             Career Horizons, Inc., a staffing and home
                                             health care company. Commencing on the
                                             Distribution Date, Ms. Silver will serve as
                                             Vice President and General Counsel of the
                                             Company and will cease to serve as Vice
                                             President and General Counsel of Staff
                                             Builders.

OPERATION OF THE BOARD OF DIRECTORS

     The Board of Directors will be responsible for the overall affairs of the Company. To assist it in carrying out its duties, certain authority will be delegated to standing committees of the Board. Each director who is not an officer or employee of the Company will receive a fee of $7,500 per annum for service on the Company's Board of Directors. Directors who are officers or employees of the Company will receive no fees for service on the Board.

COMMITTEES OF THE BOARD

     Effective as of the Distribution Date, the Board of Directors of the Company will have an Executive, Audit and Compensation and Stock Option Committee comprised as follows:

                                          COMPENSATION AND
   EXECUTIVE                                STOCK OPTION
   COMMITTEE        AUDIT COMMITTEE          COMMITTEE
   ---------        ---------------       ----------------
Stephen Savitsky  Bernard J. Firestone  Bernard J. Firestone
Dale R. Clift     Jonathan J. Halpert   Jonathan J. Halpert
David Savitsky

     The Executive Committee will be authorized to exercise all powers of the Board when the Board is not in session, except as to matters upon which action by the Board itself is required.

     The Audit Committee generally will assist the Board with respect to accounting, auditing and reporting practices.

     The Compensation and Stock Option Committee will determine the cash and other incentive compensation, if any, to be paid to the Company's executive officers and other key employees. In addition, it will administer any option plans of the Company. None of the members of the Compensation and Stock Option Committee will be an employee of the Company.

                             EXECUTIVE COMPENSATION

STAFF BUILDERS SUMMARY COMPENSATION TABLE

     The Company was recently formed. None of the Company's executive officers has received compensation from or on behalf of the Company since its formation. The following sets forth the information for the last three fiscal years concerning the compensation paid by Staff Builders to the chief executive officer of the Company and the other individuals who are expected to be the four other most highly compensated executive officers of the Company (the "Named Executive Officers"). The compensation described in this table was provided by Staff Builders. The individuals who rendered services to Staff Builders were, in some cases, serving in capacities different from those in which they will be providing services to TLC, and the table does not reflect the compensation to be paid to executive officers of the Company in the future.

                                                                                          LONG-TERM
                                                                 ANNUAL COMPENSATION     COMPENSATION
                                                               -----------------------   ------------
                                                                                          SECURITIES
                                                                             BONUS        UNDERLYING
NAME AND PRINCIPAL POSITION WITH STAFF BUILDERS  FISCAL YEAR    SALARY    COMPENSATION    OPTIONS(#)
-----------------------------------------------  -----------   --------   ------------   ------------
Stephen Savitsky..............................      1999       $594,991           --      1,383,691
  Chairman and Chief Executive                      1998       $520,571           --        580,691
  Officer                                           1997       $474,704           --             --
Dale R. Clift.................................      1999       $244,781     $143,665(1)     700,000
  Executive Vice President, Finance                 1998       $ 13,599     $ 18,000(2)          --
  and Chief Operating Officer                       1997             --           --             --
Sandra Parshall...............................      1999       $170,654           --         75,000
  Senior Vice President of                          1998       $148,105     $ 25,000             --
  Operations of a Principal                         1997       $118,640     $ 14,250         25,000
  Subsidiary
Willard T. Derr...............................      1999       $139,476           --         50,000
  Chief Financial Officer,                          1998       $116,224           --             --
  Senior Vice President and                         1997       $116,226           --             --
  Corporate Controller
Renee J. Silver...............................      1999       $161,398           --         40,000
  Vice President and General Counsel                1998       $150,456           --             --
                                                    1997       $139,231           --             --

---------------

(1) Bonus was paid to compensate for additional cost of living in the New York metropolitan area as part of relocation.

(2) Sign on-bonus.

STAFF BUILDERS OPTION GRANTS TABLE

     The following table sets forth information with respect to the Named Executive Officers concerning the grant of stock options to purchase Staff Builders Common Stock during the fiscal year ended February 28, 1999. Staff Builders did not have during such fiscal year, and currently does not have, any plans providing for the grant of stock appreciation rights ("SARs").

                       OPTION GRANTS IN LAST FISCAL YEAR
                               INDIVIDUAL GRANTS

                                   NUMBER OF        % OF
                                   SECURITIES   TOTAL OPTIONS
                                   UNDERLYING    GRANTED TO
                                    OPTIONS     EMPLOYEES IN    EXERCISE OR   EXPIRATION      GRANT DATE
NAME                                GRANTED      FISCAL YEAR    BASE PRICE       DATE      PRESENT VALUE(1)
----                               ----------   -------------   -----------   ----------   ----------------
Stephen Savitsky.................    397,000(2)      7.6%          $.55        12/01/03        $166,740
Stephen Savitsky.................  1,383,691(3)     26.4%           .59        12/01/08         636,498
Dale R. Clift....................    333,333(4)      6.4%           .50        12/01/08         153,333
Dale R. Clift....................    366,667(3)      7.0%           .53        12/01/08         168,667
Sandra Parshall..................     25,000(2)      0.5%           .50        12/01/08          11,500
Sandra Parshall..................     50,000(3)      1.0%           .53        12/01/08          23,000
Willard T. Derr..................     40,000(3)      0.8%           .53        12/01/08          18,400
Willard T. Derr..................     10,000(4)      0.2%           .50        12/01/08           4,600
Renee J. Silver..................     25,000(4)      0.5%           .50        12/01/08          11,500
Renee J. Silver..................     15,000(2)      0.3%           .50        12/01/08           6,900

---------------

(1) The values shown were calculated utilizing the Black-Scholes option pricing model and are presented solely for the purpose of comparative disclosure in accordance with certain regulations of the Commission. This model is a mathematical formula used to value traded stock price volatility. The actual value that an executive officer may realize, if any, is dependent on the amount by which the stock price at the time of exercise exceeds the exercise price. There is no assurance that the value realized by an executive officer will be at or near the value estimated by the Black-Scholes model. In calculating the grant date present values, Staff Builders used the following assumptions: (a) expected volatility of approximately 142%; (b) risk-free rate of return of approximately 5.5%; (c) no dividends payable during the relevant period; and (d) exercise at the end of a 10 year period from the date of grant.

(2) Issued under the Staff Builders 1993 Stock Option Plan. Effective December 1, 1998, all options previously issued to the Named Executive Officers under the Staff Builders 1993 Stock Option Plan were rescinded and new options issued. Options become exercisable pursuant to the terms of the individual option agreements. A total of 19,584 options are currently exercisable.

(3) Issued under the Staff Builders 1994 Performance-Based Stock Option Plan. On March 19, 1998 options to purchase 500,000 shares issued to Stephen Savitsky under the 1994 Performance-Based Stock Option Plan were rescinded and new options issued. Effective December 1, 1998, all options previously issued to the Named Executive Officers under the 1994 Performance-Based Stock Option Plan were rescinded and new options issued. A percentage of options may become exercisable in each of the four years following the grant date if certain stock price targets are achieved. All options automatically become exercisable on December 1, 2004. No options are currently exercisable.

(4) Issued under the Staff Builders 1998 Stock Option Plan. Options become exercisable pursuant to the terms of the individual option agreements. A total of 111,111 options are currently exercisable.

STAFF BUILDERS AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUE TABLE

     The following table provides information concerning the number and value of stock options to purchase Staff Builders Common Stock exercised during the fiscal year ended February 28, 1999, and held at the end of such fiscal year, by the Named Executive Officers. No SARs were exercised during such fiscal year, and no SARs are held by any Named Executive Officer, because Staff Builders does not have any plans providing for SARs.

                                                                    NUMBER OF         VALUE OF UNEXERCISED
                                                              SECURITIES UNDERLYING       IN-THE-MONEY
                                         SHARES                UNEXERCISED OPTIONS          OPTIONS
                                        ACQUIRED              AT FEBRUARY 28, 1999    AT FEBRUARY 28, 1999
                                           ON       VALUE         EXERCISABLE/            EXERCISABLE/
                 NAME                   EXERCISE   REALIZED       UNEXERCISABLE          UNEXERCISABLE
                 ----                   --------   --------   ---------------------   --------------------
Stephen Savitsky......................     --         --        334,000/1,780,691             0/0
Dale R. Clift.........................     --         --                0/700,000             0/0
Sandra Parshall.......................     --         --             8,334/66,666             0/0
Willard T. Derr.......................     --         --                 0/50,000             0/0
Renee J. Silver.......................     --         --            11,250/28,750             0/0

TLC OPTION GRANTS TABLE

     The following table provides certain information concerning the stock options which the Company expects to grant to its Named Executive Officers as of the Distribution Date. The Company does not expect to grant any SARs as of such date.

                            INDIVIDUAL OPTION GRANTS

                                                               NUMBER OF
                                                               SECURITIES        % OF TOTAL OPTIONS
                                                           UNDERLYING OPTIONS        GRANTED TO
NAME                                                           GRANTED(1)            EMPLOYEES
----                                                       ------------------   --------------------
Stephen Savitsky.........................................       400,000                 19.7%
Dale R. Clift............................................       500,000                 24.6%
Sandra Parshall..........................................       100,000                  4.9%
Willard T. Derr..........................................        75,000                  3.7%
Renee J. Silver..........................................        50,000                  2.5%

---------------

(1) All options are issued under the TLC 1999 Stock Option Plan (described below). The exercise price for all options will be the average of the closing bid and asked price of the TLC Common Stock on the Distribution Date. Options granted to Stephen Savitsky will expire five years after the Distribution Date. All other options will expire ten years after the Distribution Date.

TLC 1999 STOCK OPTION PLAN

     General

     Prior to the Distribution Date, the Company will adopt the TLC 1999 Stock Option Plan (the "TLC Stock Option Plan"). The primary purpose of the TLC Stock Option Plan is to attract and retain capable key employees, directors and consultants by offering such persons a greater personal interest in the Company's business through stock ownership. Directors of the Company, key employees and consultants of the Company and its subsidiaries deemed eligible by the Compensation and Stock Option Committee are eligible for grants of stock options under the TLC Stock Option Plan. The number of shares of TLC Common Stock which are reserved for issuance upon the exercise of options granted under the TLC Stock Option Plan is 2,750,000 shares. The Company intends to file a registration statement on Form S-8 under the Securities Act to register the shares of TLC Common Stock reserved for issuance under the TLC Stock Option Plan. The TLC Stock Option Plan will terminate on the tenth anniversary of the date it is approved by Staff Builders, as sole stockholder, unless terminated earlier by the Board of Directors.

     The TLC Stock Option Plan will be administered by the Compensation and Stock Option Committee. The Compensation and Stock Option Committee, in its sole discretion, has the authority, among other things, to prescribe the form of the agreement embodying awards of options made under the TLC Stock Option Plan, to construe the terms of the TLC Stock Option Plan, to determine all questions arising thereunder and to adopt and amend such rules and regulations for the administration of the TLC Stock Option Plan as it may deem desirable; provided, however, the terms, provisions and conditions of the agreement embodying awards of options made under the TLC Stock Option Plan will include, but not be limited to, such terms, provisions and conditions as may be necessary to provide the Company with a compensation deduction if the optionee is required to recognize ordinary income from the exercise or any disposition of the option or underlying stock. Decisions of the Compensation and Stock Option Committee will be final, conclusive and binding upon all parties.

     Any options will become exercisable in such amounts, at such intervals and upon such terms and conditions as the Compensation and Stock Option Committee will provide, except that optionees must hold options granted to them under the TLC Stock Option Plan for at least six months prior to exercise.

     Generally, optionees may exercise options while they are employees of, or providing services to, the Company or a subsidiary, or within a period of three months thereafter. If the Company or a subsidiary has terminated the optionee for cause, all unexercised options will automatically lapse. In the event of the death of the optionee, the option must be exercised within nine months of the date of the optionee's death unless the option otherwise expires prior to the end of such nine-month period.

     Options granted under the TLC Stock Option Plan are exercisable until the earlier of (i) a date set by the Compensation and Stock Option Committee at the time of grant, or (ii) ten years from their respective dates of grant. An incentive stock option granted to an individual who owns, at the time of grant, stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company or a subsidiary (a "Ten Percent Shareholder") is exercisable for up to five years after the date of grant unless a shorter period is designated by the Compensation and Stock Option Committee.

     The aggregate fair market value (determined at the time an option is granted) of stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year (under all such plans of the Company or its subsidiaries) will not exceed $100,000. The maximum number of shares which may be subject to options granted under the TLC Stock Option Plan to any individual in any fiscal year of the Company shall not exceed 500,000.

     The exercise price of non-statutory stock options granted under the TLC Stock Option Plan shall be determined by the Compensation and Stock Option Committee. In no event, however, may the exercise price be less than the fair market value of the shares covered by non-statutory stock options on the date of grant. The exercise price of incentive stock options will not be less than the fair market value of the shares covered by the options on the date of grant. In the case of an incentive stock option granted to a Ten Percent Shareholder, the exercise price cannot be less than 110% of such fair market value on the date of grant. The Compensation and Stock Option Committee will determine the exercise price of each option and the manner in which it may be exercised.

     Payment for shares of TLC Common Stock purchased upon exercise of an option granted under the TLC Stock Option Plan must be made in full at the time of exercise. Upon the exercise of any option, the optionee will be required to pay to the Company all Federal, state and local withholding taxes applicable to the exercise of the option.

     No award of options, or any right or interest therein, is assignable or transferable except by will or the laws of descent and distribution. During the lifetime of the optionee, options are exercisable only by the optionee or his guardian or legal representative.

     Subject to any required action by the Company's stockholders, the aggregate number of shares of TLC Common Stock which may be purchased pursuant to options granted under the TLC Stock Option Plan, the number of shares of TLC Common Stock covered by each outstanding option and the per share option exercise price will be adjusted by the Compensation and Stock Option Committee for any increase or decrease in the number of outstanding shares of TLC Common Stock if there is a change in the capital structure of the Company. Upon a sale of all or substantially all of the assets of the Company, the discontinuance of business operations, the dissolution or liquidation of the Company or a merger or consolidation in which the Company is not the surviving corporation, the Company's Board of Directors may amend or adjust the TLC Stock Option Plan and the outstanding options thereunder so as to terminate the TLC Stock Option Plan, or to continue the TLC Stock Option Plan with respect to the exercise of options which were exercisable at the date the Board of Directors adopted the plan of sale, merger, consolidation or liquidation or may take other actions as it deems desirable and appropriate. In any such case, however, each optionee will be given either (i) a reasonable time in which to exercise his options (to the extent possible under the options' terms) before the effectiveness of the sale and discontinuation, merger, consolidation or liquidation, or (ii) the right to obtain, upon payment of the option price, an equivalent amount of any securities such optionee would have been entitled to obtain in consequence of that event, had the optionee exercised the options (to the extent possible under the options' terms) immediately before the plan of sale and discontinuation, merger, consolidation or liquidation was adopted.

     The Compensation and Stock Option Committee or the Board of Directors may from time to time amend, and the Board of Directors may terminate, the TLC Stock Option Plan at any time without the approval of stockholders, provided that no such action shall adversely affect options already granted thereunder without the consent of the optionees and, provided further, that no amendment may be made without the approval of the Company's stockholders if such stockholder approval of the amendment is in order to comply with applicable law.

     Federal Income Tax Considerations

     The following is a summary of the federal income tax consequences of the issuance and exercise of non-statutory stock options and incentive stock options under the TLC Stock Option Plan to optionees and to the Company under the Code. THE FOLLOWING DISCUSSION DOES NOT PURPORT TO BE COMPLETE AND DOES NOT COVER, AMONG OTHER THINGS, STATE AND LOCAL TAX TREATMENT OF PARTICIPATION IN THE TLC STOCK OPTION PLAN. FURTHERMORE, DIFFERENCES IN OPTIONEES' FINANCIAL SITUATIONS MAY CAUSE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF PARTICIPATION IN THE TLC STOCK OPTION PLAN TO VARY. THEREFORE, EACH OPTIONEE IN THE TLC STOCK OPTION PLAN IS URGED TO CONSULT HIS OWN ACCOUNTANT, LEGAL COUNSEL OR OTHER FINANCIAL ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES TO HIM OF PARTICIPATION IN THE TLC STOCK OPTION PLAN, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE OR LOCAL TAX LAWS, AND OF CHANGES IN APPLICABLE TAX LAWS.

     Non-statutory Stock Options. The grant of a non-statutory stock option will not result in the recognition of taxable income to the optionee for federal income tax purposes or in deduction to the Company. Upon the exercise of a non-statutory stock option, the optionee will recognize ordinary income for federal income tax purposes in an amount equal to the excess of the fair market value of the shares of TLC Common Stock over the option exercise price. Such amount may be deductible by the Company if it complies with applicable withholding requirements and the non-statutory stock option qualifies, if necessary, as "performance-based" compensation under Section 162(m) of the Code as discussed below.

     If an optionee disposes of any shares of TLC Common Stock received upon the exercise of a non-statutory stock option, such optionee will recognize a capital gain or loss for federal income tax purposes equal to the difference between the amount realized on the disposition of such shares and the fair market value of such shares at the time the option was exercised. The gain or loss will be either long-term or short-term, depending on the holding period. The Company will not be entitled to any tax deduction in connection with such disposition of shares.

     Incentive Stock Options. In general no income will be recognized, for federal income tax purposes, by the optionee and no deduction will be allowed to the Company at the time of the grant or the time of exercise of an incentive stock option.

     When the shares of TLC Common Stock received upon the exercise of an incentive stock option are sold, the optionee will recognize long-term capital gain or loss for federal income tax purposes equal to the difference between the amount realized and the option exercise price of the incentive stock option relating to such shares, provided that the shares are not sold earlier than two years from the date of grant of the option and one year from the date the shares are transferred to the optionee. If the above-mentioned holding period requirements of the Code are not met, the subsequent sale of the shares of TLC Common Stock received upon the exercise of an incentive stock option is a "disqualifying disposition." In general, an optionee will recognize taxable income for federal income tax purposes at the time of a disqualifying disposition as follows: (i) ordinary income in an amount equal to the difference between the option exercise price and the lesser of (a) the fair market value of the shares of TLC Common Stock on the date the incentive stock option was exercised and (b) the amount realized on such disqualifying disposition and (ii) capital gain or loss to the extent of any difference between the amount realized on such disqualifying disposition and the fair market value of the shares of TLC Common Stock on the date the incentive stock option was exercised. Any capital gain or loss will be long-term or short-term depending upon the holding period of the shares that are sold. Under these circumstances, the Company may be entitled to claim a deduction at the time of the disqualifying disposition equal to the amount taxable to the optionee as ordinary income.

     The difference between the option exercise price and the fair market value of the shares of TLC Common Stock on the date the option is exercised will constitute an adjustment to taxable income for the year of exercise for purposes of the alternative minimum tax imposed under the Code. In computing alternative minimum taxable income in the year of disposition of the shares acquired through the exercise of an incentive stock option, the tax basis of such shares will be the fair market value on the date of exercise.

     In general, under Section 162(m) of the Code, compensation expense deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1 million in any one year. However, under Section 162(m), the deduction limit does not apply to certain "performance-based compensation" established by an independent compensation committee which is adequately disclosed to, and approved by, the Company's stockholders.

     The Company has attempted to structure the TLC Stock Option Plan in such a manner that, subject to obtaining stockholder approval of the TLC Stock Option Plan, the remuneration attributable to such plan which meet the other requirements of Section 162(m) will not be subject to the $1,000,000 limitation. The Company has not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue.

EMPLOYMENT AGREEMENTS

     Effective as of the Distribution Date, the Company will enter into a five-year employment agreement with Stephen Savitsky under which Mr. Savitsky, as Chairman and Chief Executive Officer of the Company, will receive an initial base salary of $295,374 per year, plus annual cost of living increases. Mr. Savitsky's employment agreement will be automatically extended at the end of each year for an additional year and is terminable by the Company upon five years' notice. Mr. Savitsky's employment agreement will provide that, upon a "change of control" of the Company and his termination of employment (other than for his conviction of a felony) within 12 months thereafter, he will be entitled to receive a lump sum severance payment equal to 2.99 times his average annual compensation for the five calendar years prior to termination. Mr. Savitsky will be required to devote approximately one-half of his business time to the affairs of the Company and his employment agreement will provide that during the term of his employment and for a period of six months thereafter he will not compete with the Company. Pursuant to the terms of the Company's new credit facility, Mr. Savitsky's salary has been reduced by 20% for the term of such facility.

     As of the Distribution Date, the Company will enter into a five-year employment agreement with Dale R. Clift to serve as President and Chief Operating Officer of the Company. The employment agreement will provide for a base salary of $400,000 per annum, plus annual cost of living increases. Under his employment agreement, Mr. Clift is required to devote his full business time to the affairs of the Company, subject to his limited duties as an employee of Staff Builders. The remainder of Mr. Clift's employment agreement is substantially similar to Stephen Savitsky's employment agreement with the Company.

     As of the Distribution Date, the Company will enter into a three-year employment agreement with Willard T. Derr to serve as Chief Financial Officer, Senior Vice President and Corporate Controller of the Company. The employment agreement will provide for a base salary of $160,000 per annum. In addition, the Company will lease an automobile for Mr. Derr's use until October 1999 and thereafter Mr. Derr will receive an automobile allowance of $300 per month. If within 12 months after a "change of control" Mr. Derr's employment is terminated other than for "cause," he will be entitled to receive a lump sum severance payment equal to 2.99 times his average annual compensation for the five calendar years prior to termination. A termination is for "cause" if Mr. Derr is insubordinate, materially breaches the terms of his employment agreement, engages in willful misconduct, acts in bad faith, commits a felony or perpetrates a fraud against the Company. Under his employment agreement, Mr. Derr is obligated to devote his full business time to the affairs of the Company, subject to his limited consulting duties to Staff Builders, and he is prevented from competing with the Company during his employment with the Company and for six months thereafter and from soliciting any employees or customers of the Company during the term of his employment and for 12 months thereafter. Effective as of the Distribution Date, Mr. Derr's current employment agreement with Staff Builders will be terminated and Mr. Derr will enter into a one-year consulting agreement with Staff Builders where he will provide his services in connection with the transition of the business for $1,000 per month.

     As of the Distribution Date, the Company will enter into a three-year employment agreement with Renee J. Silver to serve as Vice President and General Counsel of the Company. The employment agreement will provide for a base salary of $170,000 per annum. If within 12 months after a "change of control" Ms. Silver's employment is terminated other than for "cause", she will be entitled to receive a lump sum severance payment equal to 2.99 times her average annual compensation for the five calendar years prior to termination. A termination is for "cause" if Ms. Silver is insubordinate, materially breaches the terms of her employment agreement, engages in willful misconduct, acts in bad faith, commits a felony or perpetrates a fraud against the Company. Ms. Silver is obligated to devote her full business time to the Company, subject to her limited consulting duties for Staff Builders, and she is prevented from competing with the Company during her employment with the Company and for six months thereafter and from soliciting any employees or customers of the Company during the term of her employment and for 12 months thereafter. Effective as of the Distribution Date, Ms. Silver's current employment agreement with Staff Builders will be terminated and Ms. Silver will enter into a one-year consulting agreement with Staff Builders where she will provide her services in connection with the transition of the business for $1,000 per month.

     A principal subsidiary of the Company has entered into a three-year employment agreement with Sandra Parshall to serve as its Vice President of Operations until February 28, 2002. The employment agreement provides for an annual base salary of $204,000. In addition, the Company leases an automobile for Ms. Parshall's use at an annual cost of approximately $6,400. If within 12 months after a "change of control" Ms. Parshall's employment is terminated other than for "cause", she will be entitled to receive a lump sum severance payment equal to 2.99 times her average annual compensation for the five calendar years prior to termination. A termination is for "cause" if Ms. Parshall is insubordinate, materially breaches the terms of her employment agreement, engages in willful misconduct, acts in bad faith, commits a felony or perpetrates a fraud against the Company. The employment agreement requires Ms. Parshall to devote her full business time to the affairs of the Company and prevents her from competing with the Company during her employment with the Company and for six months thereafter and from soliciting any employees or customers of the Company during the term of her employment and for 12 months thereafter.

     If after the Distribution Date, but prior to the next anniversary date of the respective employment agreements of the officers described above, a "change of control" were to occur and such officers' employment relationships with the Company were to terminate for reasons triggering the severance payments noted above, then the Company would be obligated to make lump sum payments to Stephen Savitsky, Dale R. Clift, Willard T. Derr, Renee J. Silver and Sandra Parshall in the amounts of $883,168, $1,196,000, $478,400, $508,300, and $609,960,
respectively. The severance payments payable would change as a result of changes in such individuals' compensation. The term "change of control" as used in the employment agreements with the Company's executive officers refers to an event in which a person, corporation, partnership, association or entity (i) acquires a majority of the Company's outstanding voting securities, (ii) acquires securities of the Company bearing a majority of voting power with respect to election of directors of the Company, or (iii) acquires all or substantially all of the Company's assets.

                              CERTAIN TRANSACTIONS

     As of the Distribution Date, four of the Company's directors will also be directors of Staff Builders and two of the Company's directors will be executive officers of Staff Builders. Also as of the Distribution Date, two executive officers of TLC will be employed by Staff Builders and two executive officers of TLC will serve as consultants to Staff Builders.

     Effective as of the Distribution Date, the Company will enter into a five-year employment agreement with David Savitsky under which Mr. Savitsky, as Vice Chairman, Government Relations of the Company, will receive an initial base salary of $110,000 per year, plus annual cost of living increases. Mr. Savitsky's employment agreement will be automatically extended at the end of each year for an additional year and is terminable by the Company upon five years' notice. Mr. Savitsky's employment agreement will provide that, upon a "change of control" of the Company and his termination of employment (other than for his conviction of a felony) within 12 months thereafter, he will be entitled to receive a lump sum severance payment equal to 2.99 times his average annual compensation for the five years prior to termination. Mr. Savitsky will be required to devote approximately 20% of his business time to the affairs of the Company and his employment agreement will provide that during the term of his employment and for a period of six months thereafter he will not compete with the Company. Pursuant to the terms of the Company's new credit facility, Mr. Savitsky's salary has be reduced by 20% for the term of such facility.

     Stephen Savitsky and Staff Builders are party to a five-year employment agreement dated June 1, 1987, under which Mr. Savitsky currently receives a base salary of $590,747 per year, plus annual cost of living increases. Mr. Savitsky's employment agreement automatically extends at the end of each year for an additional year and is terminable by the Company upon five years' notice. If within 12 months after a "change of control" Mr. Savitsky's employment is terminated (other than for his conviction of a felony), Mr. Savitsky is entitled to receive a lump sum severance payment equal to 2.99 times his average annual compensation for the five years prior to termination. Mr. Savitsky's employment agreement provides that during the term of his employment and for a period of six months thereafter he will not compete with Staff Builders. The employment agreement between Mr. Savitsky and Staff Builders will remain in effect after the Distribution Date, but will be amended to reduce his base salary to $295,373, plus annual cost of living increases, and to eliminate his annual post-termination consulting fee and his annual 10% salary increase. Pursuant to the terms of Staff Builders' new credit facility, Mr. Savitsky's salary has been reduced by 20% for the term of such facility.

     David Savitsky and Staff Builders are party to an employment agreement dated June 1, 1987 under which Mr. Savitsky currently receives a base salary of $467,080 per year, plus annual cost of living increases. The remainder of the terms of Mr. Savitsky's employment agreement with Staff Builders are substantially similar to Stephen Savitsky's employment agreement terms. The employment agreement between Mr. Savitsky and Staff Builders will remain in effect after the Distribution Date, but will be amended to reduce his base salary to $357,080, plus annual cost of living increases, and to eliminate his annual post-termination consulting fee and his annual 10% salary increase. Pursuant to the terms of Staff Builders' new credit facility, Mr. Savitsky's salary has been reduced by 20% for the term of such facility.

     Dale R. Clift and Staff Builders are party to a four-year employment agreement dated February 9, 1998 under which Mr. Clift currently receives a base salary of $300,000 per year. The employment agreement between Mr. Clift and Staff Builders will remain in effect after the Distribution Date, but will be amended to reduce his annual base salary to $24,000, to change his position to Senior Vice President, Financial Strategy and change his duties accordingly, and to eliminate his severance payment and certain benefits.

     Effective April 1, 1992, the Company approved the sale by CTR Management Corp. ("CTR") of a home care franchise for Nassau County, New York to Bayit Care Corp. ("BCC"). The stockholders, officers and directors of BCC are Stuart Savitsky, son of Stephen Savitsky, Samuel Schreier, the son-in-law of Stephen Savitsky, and Julie Schreier, the daughter of Stephen Savitsky. The terms and conditions of the franchise agreement between the Company and BCC, entered into at the time of the sale, are substantially similar to those for other licensees of the Company, including the term of ten years with a five year renewal option. In connection with the acquisition of its franchise, CTR purchased certain assets of an existing branch office of the Company for $911,000. The purchase price was evidenced by a promissory note, dated August 30, 1989. BCC purchased the franchise from CTR by assuming this promissory note which, at the time of BCC's purchase of the franchise, had an outstanding principal balance of $844,573 (the "BCC Note"). The terms of the BCC Note originally provided for repayment of the outstanding principal amount in 120 consecutive monthly installments of $7,038 each, commencing May 1, 1994, together with interest at 3% over the prime rate, payable monthly. Effective June 1, 1994, the BCC Note was amended and restated to (i) provide for the repayment of the outstanding principal amount over a fifteen (15) year period, and (ii) reduce the interest rate to the prime rate. The amended principal payment schedule requires fixed monthly principal payments of $3,500 each with all unpaid principal due at the end of the fifteen (15) year period or earlier upon the termination of the franchise agreement for such franchise. The BCC Note is secured by all of the licensee's assets. The Company restructured the BCC Note because it found the additional monthly expense associated with the start of the principal repayment schedule in May 1994 to have a clear negative impact on the licensee's ability to operate the franchise. As described in greater detail below, during the quarter ended May 31, 1999, the Company retained $12,430 from the amount otherwise due to BCC under the terms of its franchise agreement as interest payments on the BCC Note. The outstanding balance of the BCC Note was $634,523 at May 31, 1999.

     During the period from March 1, 1998 through February 1, 1999, Boro Care Corp. ("Boro") operated a home care franchise for Bronx, Kings, New York and Queens counties in New York. Stuart Savitsky and Samuel Schreier each own 45% of the capital stock of Boro. To acquire the franchise, Boro agreed to pay a $29,500 franchise fee, payable in 12 consecutive monthly payments of $2,458 commencing March 1, 1998. As part of the franchise transaction, Boro purchased certain assets for $50,000 and issued a $50,000 promissory note (the "First Boro Note") to the Company with respect to such purchase. Boro also received a $200,000 line of credit and issued a $200,000 promissory note (the "Second Boro Note") to the Company with respect to such line of credit. The terms of the First Boro Note required repayment of the $50,000 in 108 consecutive monthly payments of principal plus interest, computed at 3% over prime, commencing March 1, 1999. The terms of the Second Boro Note required monthly payments of interest, computed at 3% over prime, commencing 30 days after the first withdrawal of funds on the available line of credit. Monthly principal payments are required commencing 24 months after the first withdrawal of funds on the available line of credit, through the expiration date of the line of credit on March 1, 2006. The terms and conditions of the franchise agreement between the Company and Boro are substantially similar to those for other licensees of the Company, except that the Boro franchise agreement provides the franchise with two additional five-year renewal options. Effective February 1, 1999, the Company repurchased the franchise territories from Boro and the franchise agreement was terminated in an arm's length transaction. The purchase price paid by the Company was $1.00 plus the forgiveness of $286,548 in debt owed by Boro to the Company, including amounts owed as of February 1, 1999 pursuant to the First Boro Note and Second Boro Note noted above. The terms of the termination agreement, including the forgiveness of debt, are substantially similar to those for other recently terminated licensees.

     Under the Company's franchise program, the Company processes and pays the payroll to the field employees who service clients and invoices the clients for such services. Each month the Company pays the licensee 60% of the gross margin dollars (in general, the difference between the amount so invoiced and the payroll and related expenses for such field employees) from the licensee's business for the prior month's activity. Licensees are responsible for their general and administrative expenses, including office payroll. If the licensee elects, the Company will process payment of the licensee's office payroll and some or all of the licensee's other administrative expenses, and withhold the amount so expended from the 60% gross margin otherwise due the licensee. During the quarter ended May 31, 1999, the Company paid BCC $62,560 under the terms of its franchise agreement, representing a 60% gross margin of $272,990 less $12,430 and $10,500 of interest and principal, respectively, withheld on the BCC Note and $187,500 withheld for administrative expenses.

     In order to facilitate the acquisition of a franchise by a willing prospective licensee, the Company will frequently accept a promissory note as consideration for the purchase from the Company of an existing branch location and will occasionally advance expenses to a licensee. The Company's transactions with BCC and Boro described above are consistent with this business purpose and with accommodations which have been granted to other, unaffiliated licensees.

     Although the Company has no formal policy regarding transactions with affiliates, it does not intend to enter into a transaction with any affiliate on terms less favorable to the Company than those it would receive in an arm's length transaction with an unaffiliated party.

                 OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL
                    OWNERS, DIRECTORS AND EXECUTIVE OFFICERS

     Prior to the Distribution, 100% of the issued and outstanding shares of TLC Common Stock is owned by Staff Builders. Based on the number of outstanding shares of Staff Builders Common Stock on September 29, 1999, the following table sets forth the number of shares of TLC Common Stock and the approximate percent expected to be beneficially owned immediately following the Distribution by (i) each person expected to own more than 5% of any class of voting securities of the Company, (ii) each director of the Company, (iii) the Company's Named Executive Officers, and (iv) all directors and executive officers of the Company as a group.

                                                                    AMOUNT AND NATURE OF
                                                                   BENEFICIAL OWNERSHIP(1)
                                                              ---------------------------------
                                                               NUMBER OF       PERCENTAGE OF
NAME OF                                                        SHARES OF     OUTSTANDING SHARES
BENEFICIAL OWNER                                              COMMON STOCK    OF COMMON STOCK
----------------                                              ------------   ------------------
Stephen Savitsky(2).........................................    1,330,369(3)        11.3%
Dale R. Clift(2)............................................           --             --
David Savitsky(2)...........................................    1,313,268(4)        11.1%
Bernard J. Firestone(2).....................................        1,050(5)      *
Jonathan J. Halpert(2)......................................           --             --
Sandra Parshall(2)..........................................        2,033         *
Willard T. Derr(2)..........................................        2,000         *
Renee J. Silver(2)..........................................        2,975         *
S Squared Technology Corp.(6)...............................    1,161,000            9.8%
Dimensional Fund Advisors, Inc.(7)..........................      686,230            5.8%
All executive officers and directors as a group (8
  persons)..................................................    2,651,695           22.4%

---------------

 *  Less than one percent

(1) "Beneficial ownership" is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. In general, a person is treated as the "beneficial owner" of stock under Rule 13d-3 if such person has (or shares) (i) either investment power or voting power over such stock (which may be by means of a contract, arrangement, understanding, relationship or otherwise), or (ii) the right to acquire such stock within 60 days, including by means of the exercise of an option or the conversion of a convertible security. Each beneficial owner's percentage of ownership and percentage of votes is determined by assuming that options that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date of this table have been exercised. Except as indicated in the footnotes that follow, shares listed in the table are held with sole voting and investment power.

(2) The address of each of these persons is c/o Staff Builders, Inc., 1983 Marcus Avenue, Lake Success, New York 11042. Each of these persons has sole power with respect to the voting and investment of the shares which he owns.

(3) Includes 30,000 shares of TLC Common Stock held by Mr. Savitsky's wife as trustee for the benefit of one of their children. Mr. Savitsky disclaims beneficial ownership of these shares.

(4) Includes 3,725 shares of TLC Common Stock held by Mr. Savitsky's wife, 500 shares of TLC Common Stock held by his wife as trustee for the benefit of their three children, 100,000 shares of TLC Common Stock held by his wife as trustee for the benefit of two of their children, 800 shares of TLC Common Stock held by his wife as trustee for the benefit of one of their children, and 50,600 shares of TLC Common Stock held by one of his children. Mr. Savitsky disclaims beneficial ownership of these shares.

(5) Includes 500 shares of TLC Common Stock held by Dr. Firestone's wife. Dr. Firestone disclaims beneficial ownership of these shares.


(6) S Squared Technology Corp. ("S Squared"), a registered investment adviser, is located at 515 Madison Avenue, New York, New York 10022. Includes 1,055,000 shares of TLC Common Stock for which S Squared has sole voting and sole investment power and 106,000 shares of TLC Common Stock for which S Squared has shared voting and shared investment power. The shares are owned by limited partnerships for which S Squared is the sole general partner, by advisory clients of S Squared, and by Seymour Goldblatt, the principal of S Squared, and members of his family.


(7) Dimensional Fund Advisors, Inc. ("Dimensional"), a registered investment advisor, is located at 1299 Ocean Avenue, Santa Monica, California 90401. Dimensional is deemed to have beneficial ownership of 686,230 shares of TLC Common Stock, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional Fund Advisors Inc. serves as investment manager. Dimensional disclaims beneficial ownership of all such shares.

                          DESCRIPTION OF CAPITAL STOCK

COMPARISON OF RIGHTS OF STOCKHOLDERS

     TLC is incorporated under the laws of the State of Delaware. The Certificate of Incorporation and By-laws of TLC are identical to those of Staff Builders in all material respects, except for the two classes of Staff Builders common stock and the number of authorized shares of capital stock. TLC will have only one class of stock, the TLC Common Stock. Holders of Staff Builders Class B common stock have ten votes for each share owned. After the Distribution, such stockholders will hold TLC Common Stock which have one vote per share. Holders of Staff Builders Class B common stock currently have an approximate 11.6% voting interest in Staff Builders. After the Distribution, such stockholders will have an approximate 1.3% voting interest in TLC.

TLC COMMON STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of common stock, par value $.01 per share. Holders of shares of TLC Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders and are not entitled to cumulate votes for the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, holders of shares of TLC Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by TLC's Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of shares of TLC Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Holders of TLC Common Stock have no preemptive, conversion or other subscription rights and there are no redemption or sinking fund provisions applicable to TLC Common Stock. After the completion of the Distribution, there are expected to be approximately 11,809,694 shares of TLC Common Stock outstanding, held of record by approximately 728 persons, excluding shares of TLC Common Stock issuable upon the exercise of TLC's stock options expected to be granted pursuant to the TLC Stock Option Plan.

PREFERRED STOCK

     The Company's Certificate of Incorporation authorizes the issuance of 5,000,000 shares of preferred stock. The Company's Board of Directors has the authority to issue preferred stock in one or more series and to fix for each such series the voting powers, full, limited or none, and the designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereon, and the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders of the Company. Because the terms of the preferred stock may be fixed by the Company's Board of Directors without stockholder action, the preferred stock could be issued quickly with terms calculated to defeat a proposed takeover of the Company or to make the removal of management of the Company more difficult. Under certain circumstances, this could have the effect of decreasing the market price of TLC Common Stock. The Company has not issued and does not presently intend to issue any shares of preferred stock.

NO PREEMPTIVE RIGHTS

     No holder of any class of stock of the Company authorized at the time of the Distribution will have any preemptive right to subscribe for or purchase any kind or class of securities of the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the TLC Common Stock is American Stock Transfer and Trust Company.

CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation's voting stock. These restrictions do not apply where:

          (i) the business combination or the transaction in which the stockholder becomes interested is approved by the corporation's board of directors prior to the time the interested stockholder acquired its shares;

          (ii) the interested stockholder acquired at least 85% of the outstanding voting stock of the corporation in the transaction in which the stockholder became an interested stockholder excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors as well as officers and by employee stock plans in which participants do not have the right to determine confidentiality whether shares held subject to the plan will be tendered in a tender or exchange offer; or

          (iii) the business combination is approved (not by written consent) by the board of directors and the affirmative vote of two-thirds of the outstanding voting stock not owned by the interested stockholder at an annual or special meeting.

     The business combinations provisions of Section 203 of the DGCL may have the effect of deterring merger proposals, tender offers or other attempts to effect changes in control of the Company that are not negotiated with and approved by the Company's Board of Directors.

     Certain provisions of the Company's Certificate of Incorporation and the By-laws may have the effect, either alone or in combination with each other, of making more difficult or discouraging a tender offer, takeover attempt or change in control that is opposed by the Company's Board of Directors but that a stockholder might consider to be in the Company's best interest. The Company believes that such provisions are necessary to enable the Company to develop its business in a manner that will foster its long-term growth without the disruption caused by the threat of a takeover not deemed by the Company's Board of Directors to be in the best interests of the Company and its stockholders. These provisions are summarized in the following paragraphs.

     Classified Board of Directors

     The Company's Certificate of Incorporation and By-laws provide that the Company's Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. The Board of Directors consists of the persons referred to in "Management." One-third of the Board of Directors will continue to serve until the 2000 Annual Meeting of Stockholders; one-third will continue to serve until the 2001 Annual Meeting of Stockholders; and one-third will continue to serve until the 2002 Annual Meeting of Stockholders. Of the initial directors, Mr. Stephen Savitsky will serve until the 2000 Annual Meeting of Stockholders; Messrs. David Savitsky and Jonathan J. Halpert will serve until the 2001 Annual Meeting of Stockholders; and Messrs. Dale R. Clift and Bernard J. Firestone will serve until the 2002 Annual Meeting of Stockholders. Starting with the 2000 Annual Meeting of Stockholders, one class of directors will be elected each year for a three-year term.

     The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Company's Board of Directors. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors. Such a delay may help ensure that the Company's directors, if confronted by a holder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of the stockholders. The classification provisions will apply to every election of directors, regardless of whether a change in the composition of the Board of Directors would be beneficial to the Company and its stockholders and whether or not a majority of the Company's stockholders believe that such a change would be desirable.

     The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. The classification of the Board of Directors could thus increase the likelihood that incumbent directors will retain their positions. In addition, because the classification provisions may discourage accumulations of large blocks of TLC Common Stock by purchasers whose objective is to take control of the Company and remove a majority of the Board of Directors, the classification of the Board of Directors could tend to reduce the likelihood of fluctuations in the market price of TLC Common Stock that might result from accumulations of large blocks for such a purpose. Accordingly, stockholders could be deprived of certain opportunities to sell their shares of TLC Common Stock at a higher market price than might otherwise be the case.

     Number of Directors; Removal of Directors; Vacancies

     As of the Distribution Date, the number of directors of the Company will be five. The By-laws provide that the number of directors (as well as the number of each class of directors) may be increased or decreased by a resolution adopted by the vote of the majority of the entire Board of Directors then in office. The Company's Certificate of Incorporation and By-laws also provides that, subject to the rights of holders of any preferred stock then outstanding, a director or the entire Board of Directors may be removed only for cause by the affirmative vote of the holders of at least 80% of the outstanding shares of the Company then entitled to vote generally in the election of directors, voting as a single class (without a separate vote of the holders of the preferred stock). Subject to the rights of holders of any outstanding preferred stock then outstanding, vacancies on the Board of Directors may be filled only by a majority of the members of the Board of Directors then in office, whether or not they constitute a quorum of directors. The affirmative vote of the holders of at least 80% of the voting power of the outstanding TLC Common Stock is required to amend, alter or repeal the foregoing provisions.

    Special Meeting of Stockholders; No Stockholder Action by Written Consent; Stockholder Action at Meetings

     The Certificate of Incorporation and By-laws provide that special meetings of the stockholders may only be called by the Board of Directors. Any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting and may not be effected by any consent in writing by such stockholders. The affirmative vote of the holders of at least 80% of the voting power of the outstanding TLC Common Stock is required to amend, alter or repeal the foregoing provisions.

     Supermajority Voting in Change of Control Transactions

     The Certificate of Incorporation provides that the affirmative votes of the holders of at least (i) 80% of the then outstanding shares of TLC Common Stock entitled to vote generally in the election of directors, and (ii) 66% of the then outstanding shares of each series of preferred stock then issued and outstanding are required before an Interested Stockholder can consummate certain business combinations with the Company if such transactions are not approved by a majority of the Continuing Directors. A "Continuing Director" means any member of the Company's Board of Directors who is unaffiliated with the Interested Stockholder and was a member of the Board of Directors prior to the time that the Interested Stockholder became an Interested Stockholder, and any successor of a Continuing Director who is unaffiliated with the Interested Stockholder and is recommended to succeed a Continuing Director by a majority of Continuing Directors then on the Board of Directors. According to the Company's Certificate of Incorporation, an "Interested Stockholder" means any person (other than the Company or any subsidiary) who or which: (i) is the beneficial owner, directly or indirectly, of more than 10% of the voting power of the outstanding voting stock; or (ii) is an affiliate of the Company and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock; or (iii) is an assignee of or has otherwise succeeded to any shares of voting stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any Interested Stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act. The affirmative vote of the holders of at least 80% of the voting power of the shares of TLC Common Stock is required to amend, repeal or adopt any provision inconsistent with the foregoing provision.

     Although no stockholder rights plan (or, as such plans are commonly called, "poison pill") has been adopted, the Company's Certificate of Incorporation affirms that the Company's Board of Directors may contest or oppose any unfair, abusive or otherwise undesirable transaction which may result in a change in control of the Company, including, without limitation, by the adoption of such plans or the issuance of such rights, options, stock, evidences or indebtedness or other securities of the Company which (i) may be exchangeable for or convertible into cash or other securities and (ii) may provide for the treatment of any holder or class of holders thereof designated by the Company Board of Directors which is different from, and unequal to, the terms, conditions, provisions and rights applicable to all other holders thereof. Such provisions are not included in Staff Builders' Certificate of Incorporation.

                     LIMITED LIABILITY AND INDEMNIFICATION

     Indemnification Agreements

     The Company will enter into indemnification agreements (the "Indemnification Agreements") with its directors, officers, employees, agents and fiduciaries (each, an "Indemnitee"). An Indemnitee is specifically indemnified and held harmless under the Indemnification Agreements by reason of the fact that he or she is or was a director, officer, employee, agent or fiduciary of the Company or any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which such person is or was serving at the request of the Company ("Corporate Status").

     Pursuant to the Indemnification Agreements, the Company will indemnify the Indemnitee (i) when he or she is, or is threatened to be made a party to any threatened, pending or complete Proceeding, other than a Proceeding by or in the right of the Company; (ii) when he or she is, or is threatened to be made a party to any threatened, pending or completed Proceeding brought by or in the right of the Company to procure a judgment in its favor; (iii) to the extent the Indemnitee is a party to, and wholly or partly successful, on the merits or otherwise, in any Proceeding; or (iv) to the extent he or she is, by reason of his or her Corporate Status, a witness in any Proceeding. The extent the Company indemnifies the Indemnitee is subject to the cause which gives rise to the need for indemnification. An Indemnitee seeking indemnification under clause (i) is indemnified against Expenses, judgments, penalties, fines and amounts paid in settlement actually or reasonably incurred by the Indemnitee or on the Indemnitee's behalf in connection with a Proceeding. An Indemnitee seeking indemnification pursuant to clause (ii) is indemnified against Expenses actually and reasonably incurred by the Indemnitee or on the Indemnitee's behalf in connection with a proceeding. An Indemnitee seeking indemnification pursuant to clause (iii) is indemnified against all Expenses actually and reasonably incurred by the Indemnitee or on the Indemnitee's behalf in connection with each successfully resolved claim, issue or matter. An Indemnitee seeking indemnification pursuant to clause (iv) is indemnified against all expenses actually and reasonably incurred by the Indemnitee or on behalf of the Indemnitee. A "Proceeding" includes any action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or any other proceeding whether civil or criminal, administrative or investigative except one initiated by the Indemnitee to enforce his rights under the Indemnification Agreement. "Expenses" include all reasonable attorneys' fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplication costs, printing and binding costs, telephone charges, postage delivery fees, and all other disbursements and expenses of the type customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, or being or preparing to be a witness in a Proceeding.

     Under the Indemnification Agreements, the Company will advance Expenses incurred by or on behalf of the Indemnitee whether prior to or after final disposition of a Proceeding if the Indemnitee or someone on behalf of the Indemnitee undertakes to repay the amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by the Company. The indemnification provisions and provisions for advancing expenses in the Indemnification Agreements are expressly not exclusive of any other rights of indemnification or advancement of expenses pursuant to any applicable law, the Company's Certificate of Incorporation or By-laws, any agreement, vote of stockholders or directors or otherwise.

     Certificate of Incorporation

     The Company's Certificate of Incorporation eliminates to the fullest extent now or hereafter permitted by Delaware law, liability of a director to the Company or its stockholders for monetary damages for any action taken, or failure to take any action, as a director, except for liability:

          (i) for any breach of the director's duty of loyalty to the Company or its stockholders;

          (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

          (iii) under Section 174 of the DGCL, relating to prohibited dividends, distributions and repurchases or redemptions of stock; or

          (iv) for any transaction for which the director derives an improper personal benefit.

     Section 145 of the DGCL ("Section 145") permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner such person reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. In the case of an action by or in the right of the Company, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a director or officer of the Company has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     The Company's Certificate of Incorporation contains provisions for indemnification of directors, officers, employees and agents to the fullest extent permitted by Section 145 and Delaware law which, in general, presently requires that the individual act in good faith and in a manner he or she reasonably believed to be in or not opposed to the Company's best interests and, in the case of any criminal proceedings, that the individual has no reasonable cause to believe his or her conduct was unlawful.

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Staff Builders, Inc.:

     We have audited the accompanying consolidated balance sheets of Staff Builders, Inc. and subsidiaries (the "Company") as of February 28, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended February 28, 1999. Our audits also included the financial statement schedules listed in the Table of Contents. These financial statements and the financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Staff Builders, Inc. and subsidiaries at February 28, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 1999 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

     The accompanying consolidated financial statements for the year ended February 28, 1999 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company's losses from operations, working capital deficiency and non-compliance with the terms of its secured credit facility raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     As discussed in Note 1, the accompanying consolidated financial statements for the year ended February 28, 1998 have been restated.

                                               /s/ DELOITTE & TOUCHE, LLP
                                            ------------------------------------

Jericho, New York
May 25, 1999 (August 30, 1999 as to the effects of the restatement described in Note 1)

                     STAFF BUILDERS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                               FEBRUARY 28,
                                                                         ------------------------
                                                                                         1998
                                                            MAY 31,                  (RESTATED --
                                                              1999         1999      SEE NOTE 1)
                                                          ------------   ---------   ------------
                                                           (UNAUDITED
                                                          RESTATED --
                                                          SEE NOTE 1)
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.............................   $   1,676     $   2,007     $  2,757
  Accounts receivable, net of allowance for doubtful
     accounts of $6,090, $7,000 and $3,660,
     respectively.......................................      79,764        79,662       85,123
  Deferred income taxes.................................          --            --        3,176
  Income tax refund receivable..........................       1,733         1,733           --
  Prepaid expenses and other current assets.............       3,448         3,554        4,853
                                                           ---------     ---------     --------
          Total current assets..........................      86,621        86,956       95,909
FIXED ASSETS, net.......................................      29,110        27,987       11,622
INTANGIBLE ASSETS, net..................................      27,110        27,091       40,295
OTHER ASSETS............................................       4,420         4,471       10,875
                                                           ---------     ---------     --------
          TOTAL.........................................   $ 147,261     $ 146,505     $158,701
                                                           =========     =========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable......................................   $  22,391     $  20,379     $ 17,107
  Accrued expenses......................................      13,530        14,520       11,976
  Accrued payroll and payroll related expenses..........      26,105        25,750       28,152
  Current portion of Medicare and Medicaid
     liabilities........................................      25,896        22,673       11,925
  Current portion of long-term debt.....................      45,812        43,460       10,664
                                                           ---------     ---------     --------
          Total current liabilities.....................     133,734       126,782       79,824
                                                           ---------     ---------     --------
LONG-TERM DEBT..........................................      19,627        19,749       36,508
                                                           ---------     ---------     --------
LONG-TERM MEDICARE AND MEDICAID LIABILITIES.............      30,301        34,608           --
                                                           ---------     ---------     --------
OTHER LIABILITIES.......................................       5,142         4,725        4,000
                                                           ---------     ---------     --------
COMMITMENTS AND CONTINGENCIES (Note 16)
STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock --
     Class A Common Stock -- $.01 par value; 50,000,000
       shares authorized; 23,311,035, 23,307,129 and
       23,009,247 outstanding at May 31, 1999, February
       28, 1999 and 1998, respectively..................         233           233          230
     Class B Common Stock -- $.01 par value; 1,554,936
       shares authorized; 308,353, 312,251 and 1,056,356
       outstanding at May 31, 1999, February 28, 1999
       and 1998, respectively...........................           3             3           10
  Preferred stock, 10,000 shares authorized; Class
     A -- $1.00 par value; 666 2/3 shares outstanding at
     February 28, 1998..................................          --            --            1
  Additional paid-in capital............................      69,055        69,055       73,692
  Accumulated deficit...................................    (110,834)     (108,650)     (35,564)
                                                           ---------     ---------     --------
          Total stockholders' equity (deficit)..........     (41,543)      (39,359)      38,369
                                                           ---------     ---------     --------
          TOTAL.........................................   $ 147,261     $ 146,505     $158,701
                                                           =========     =========     ========

                 See notes to consolidated financial statements

                     STAFF BUILDERS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                    YEARS ENDED
                                                                     ------------------------------------------
                                            THREE MONTHS ENDED                      FEBRUARY 28,
                                        --------------------------                      1998
                                          MAY 31,        MAY 31,     FEBRUARY 28,   (RESTATED --   FEBRUARY 28,
                                            1999          1998           1999       SEE NOTE 1)        1997
                                        ------------   -----------   ------------   ------------   ------------
                                         (UNAUDITED    (UNAUDITED
                                        RESTATED --    RESTATED --
                                        SEE NOTE 1)    SEE NOTE 1)
REVENUES:
  Service revenues:
  Home health care....................    $ 69,927      $ 83,607       $310,297       $451,098       $436,599
  Supplemental staffing...............      37,558        27,256        124,867         74,300         42,430
                                          --------      --------       --------       --------       --------
  Total service revenues..............     107,485       110,863        435,164        525,398        479,029
  Sales of licensees and fees, net....         180           415          2,424          1,275          1,326
                                          --------      --------       --------       --------       --------
          Total revenues..............     107,665       111,278        437,588        526,673        480,355
                                          --------      --------       --------       --------       --------
COSTS AND EXPENSES:
  Operating costs.....................      73,850        76,383        299,057        338,225        301,508
  General and administrative
     expenses.........................      34,408        34,027        150,169        177,761        170,290
  Amortization of intangible assets...         301           312          1,314          2,807          2,623
  Interest expense....................       1,243         1,052          4,233          3,706          1,601
  Interest income.....................         (98)         (348)        (1,061)        (1,358)          (896)
  Other (income) expense, net.........         (14)           27            464           (419)        (1,487)
  Medicare and Medicaid audit
     adjustments......................          --            --         29,000             --             --
  Restructuring costs.................          --            --         20,464         33,447             --
                                          --------      --------       --------       --------       --------
          Total costs and expenses....     109,690       111,453        503,640        554,169        473,639
                                          --------      --------       --------       --------       --------
INCOME (LOSS) BEFORE INCOME TAXES.....      (2,025)         (175)       (66,052)       (27,496)         6,716
PROVISION (BENEFIT) FOR INCOME
  TAXES...............................         159           (76)         7,034         (5,864)         2,955
                                          --------      --------       --------       --------       --------
NET INCOME (LOSS).....................    $ (2,184)     $    (99)      $(73,086)      $(21,632)      $  3,761
                                          ========      ========       ========       ========       ========
EARNINGS (LOSS) PER COMMON SHARE:
  Basic...............................    $   (.09)     $   (.00)      $  (3.16)      $   (.90)      $    .16
                                          ========      ========       ========       ========       ========
  Diluted.............................    $   (.09)     $   (.00)      $  (3.16)      $   (.90)      $    .15
                                          ========      ========       ========       ========       ========
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING:
  Basic...............................      23,619        23,647         23,162         23,939         23,668
                                          ========      ========       ========       ========       ========
  Diluted.............................      23,619        23,647         23,162         23,939         24,577
                                          ========      ========       ========       ========       ========


                 See notes to consolidated financial statements

                     STAFF BUILDERS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                        COMMON STOCK       PREFERRED   ADDITIONAL
                                     -------------------     STOCK      PAID-IN     ACCUMULATED
                                       SHARES     AMOUNT    CLASS A     CAPITAL       DEFICIT      TOTAL
                                     ----------   ------   ---------   ----------   -----------   --------
Balances, March 1, 1996............  23,537,320    $235       $ 1       $72,767      $ (17,693)   $ 55,310
  Additional common stock in
     connection with a 1987
     acquisition...................       4,870      --                      --                         --
  Common stock issued -- exercise
     of stock options, net of
     15,232 shares used to pay for
     shares........................      23,768      --                      29                         29
  Exercise of common stock
     warrants......................     160,680       2                     193                        195
  Common stock issued -- employee
     stock purchase plan...........     234,693       2                     579                        581
  Purchase and retirement of common
     stock.........................    (155,000)     (1)                   (409)                      (410)
  Net Income.......................                                                      3,761       3,761
                                     ----------    ----       ---       -------      ---------    --------
Balances, February 28, 1997........  23,806,331     238         1        73,159        (13,932)     59,466
  Additional common stock in
     connection with a 1987
     acquisition...................         171      --                                                 --
  Exercise of common stock
     warrants......................       5,000      --                      11                         11
  Common stock issued -- employee
     stock purchase plan...........     254,101       2                     522                        524
  Net (Loss).......................                                                    (21,632)    (21,632)
                                     ----------    ----       ---       -------      ---------    --------
Balances, February 28, 1998........  24,065,603     240         1        73,692        (35,564)     38,369
  Additional common stock in
     connection with a 1987
     acquisition...................      26,935      --                      --                         --
  Exercise of stock options........      20,000      --                      35                         35
  Purchase and retirement of common
     stock.........................  (5,088,060)    (50)                 (4,719)                    (4,769)
  Conversion of preferred stock
     into common stock.............   4,269,820      43        (1)         (242)                      (200)
  Common stock issued -- employee
     stock purchase plan...........     325,082       3                     289                        292
  Net (Loss).......................                                                    (73,086)    (73,086)
                                     ----------    ----       ---       -------      ---------    --------
Balances, February 28, 1999........  23,619,380     236        --        69,055       (108,650)    (39,359)
  Net (Loss) (unaudited
     restated -- see Note 1).......                                                     (2,184)     (2,184)
                                     ----------    ----       ---       -------      ---------    --------
Balances, May 31, 1999 (unaudited
  restated -- see Note 1)..........  23,619,380    $236                 $69,055      $(110,834)   $(41,543)
                                     ==========    ====       ===       =======      =========    ========

                 See notes to consolidated financial statements

                     STAFF BUILDERS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                               YEARS ENDED
                                                                                ------------------------------------------
                                                       THREE MONTHS ENDED                      FEBRUARY 28,
                                                   --------------------------                      1998
                                                     MAY 31,        MAY 31,     FEBRUARY 28,   (RESTATED --   FEBRUARY 28,
                                                       1999          1998           1999       SEE NOTE 1)        1997
                                                   ------------   -----------   ------------   ------------   ------------
                                                    (UNAUDITED    (UNAUDITED
                                                   RESTATED --    RESTATED --
                                                   SEE NOTE 1)    SEE NOTE 1)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)..............................    $(2,184)       $   (99)      $(73,086)      $(21,632)      $  3,761
  Adjustments to reconcile net income (loss) to
    net cash provided by (used in) operations:
    Depreciation and amortization of fixed
      assets.....................................      1,217          1,001          3,991          3,805          2,757
    Amortization of intangibles and other
      assets.....................................        301            312          1,314          2,807          2,623
    Write-off of goodwill and intangible
      assets.....................................         --             --         16,327         24,540             --
    Write-off of investments and other assets....         --             --          1,724          1,198             --
    Write-off of fixed assets....................         --             --            911             --             --
    Increase (decrease) in other long term
      liabilities................................         40             79          5,100            424           (758)
    Allowance for doubtful accounts..............       (910)           100          3,340            800            600
    Deferred income taxes........................         --             (3)         8,540         (7,101)           548
    Gain on sale of assets.......................        (65)            --         (1,148)          (290)        (1,247)
  Change in operating assets and liabilities:
    Accounts receivable..........................        808          8,819          1,972         (6,391)       (23,718)
    Prepaid expenses and other current assets....        106         (1,011)        (1,216)           415         (1,193)
    Accounts payable.............................      2,012           (549)         3,271          2,646          4,977
    Accrued expenses.............................       (813)        (7,920)          (918)         7,719         (6,525)
    Increase in Medicare and Medicaid audit
      liabilities................................     (1,084)        11,671         28,092             --             --
    Increase in periodic interim payment
      liability..................................         --             --         14,364          4,320            275
    Other assets.................................         51           (758)           451            211         (1,529)
                                                     -------        -------       --------       --------       --------
    Net cash provided by (used in) operating
      activities.................................       (521)        11,642         13,029         13,471        (19,429)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisitions, net of cash acquired.............         --           (627)        (2,876)       (16,226)       (10,327)
  Purchase of fixed assets.......................     (2,341)          (101)        (5,020)        (1,029)        (2,334)
  Proceeds from disposal of assets...............         65             --            576            855            775
                                                     -------        -------       --------       --------       --------
    Net cash used in investing activities........     (2,276)          (728)        (7,320)       (16,400)       (11,886)
                                                     -------        -------       --------       --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from Employee Stock Purchase Plan.....         --            108            292            524            581
  Proceeds from exercise of stock options........         --             35             35             11             29
  Proceeds from exercise of warrants.............         --             --             --             --            195
  Purchase and retirement of common stock........         --         (2,345)        (4,770)            --           (410)
  Increase (decrease) in borrowings under
    revolving line of credit.....................      3,001         (5,653)         9,094         (3,978)        21,565
  Proceeds from acquisition line of credit.......         --             --             --         12,625             --
  Proceeds from other notes payable..............         --             --             --            581          5,727
  Payment of notes payable and other long-term
    liabilities..................................       (535)        (1,987)       (11,110)        (6,083)        (3,076)
                                                     -------        -------       --------       --------       --------
    Net cash provided by (used in) financing
      activities.................................      2,466         (9,842)        (6,459)         3,680         24,611
                                                     -------        -------       --------       --------       --------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS....................................       (331)         1,072           (750)           751         (6,704)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD...      2,007          2,757          2,757          2,006          8,710
                                                     -------        -------       --------       --------       --------
CASH AND CASH EQUIVALENTS, END OF PERIOD.........    $ 1,676        $ 3,829       $  2,007       $  2,757       $  2,006
                                                     =======        =======       ========       ========       ========
SUPPLEMENTAL DATA:
  Cash paid for:
    Interest.....................................    $   982        $   979       $  3,963       $  3,449       $  1,081
                                                     =======        =======       ========       ========       ========
    Income taxes, net............................    $   397        $   470       $  2,287       $  2,344       $  1,867
                                                     =======        =======       ========       ========       ========
Fixed assets purchased through capital lease
  agreements.....................................    $    --        $   821       $ 16,323       $  2,351       $  4,770
                                                     =======        =======       ========       ========       ========
Acquisition of businesses through issuance of
  notes payable..................................    $   310        $   275       $    760       $     --       $  3,113
                                                     =======        =======       ========       ========       ========

                 See notes to consolidated financial statements

                     STAFF BUILDERS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED FEBRUARY 28, 1999 ("FISCAL 1999"), FEBRUARY 28, 1998 ("FISCAL 1998")
                     AND FEBRUARY 28, 1997 ("FISCAL 1997")
      AND THE THREE MONTH PERIODS ENDED MAY 31, 1999 AND 1998 (UNAUDITED) (DOLLARS IN THOUSANDS, EXCEPT WHERE INDICATED OTHERWISE AND, FOR PER SHARE
                                    AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

     Staff Builders, Inc. ("Staff Builders" or the "Company") is a national provider of home health care services and supplemental staffing, including medical services provided through its wholly-owned subsidiary, ATC Healthcare Services, Inc. ("ATC") and information technology services provided through its 81.8% owned subsidiary, Chelsea Computer Consultants, Inc. ("Chelsea").

     On March 22, 1999, the Company's Board of Directors approved a plan to separate its home health care business from its supplemental staffing business and to create a separate, publicly-traded company engaged exclusively in providing home health care services. To accomplish this separation of its businesses, the Company's Board of Directors established a new, wholly-owned subsidiary, Tender Loving Care Health Care Services, Inc. ("TLC") which will acquire 100% of the outstanding capital stock of the Staff Builders subsidiaries engaged in the home health care business. The spin-off will be effected through a pro rata distribution to Staff Builders' stockholders of all the shares of common stock of TLC owned by Staff Builders. The distribution will be made by issuing one share of TLC common stock for every two shares of Staff Builders common stock outstanding on the record date of the spin-off. Based upon the 23,619,388 shares of Staff Builders common stock outstanding on August 20, 1999, the Company estimates that 11,809,694 shares of TLC common stock will be distributed to holders of Staff Builders common stock. Staff Builders' supplemental staffing business will remain with Staff Builders. The completion of the spin-off is subject to the satisfaction of certain conditions, including obtaining certain regulatory approvals and bank financing for each of the home health care company and the supplemental staffing company.

     In the opinion of the Company, the unaudited financial statements contain all adjustments (consisting only of normal and recurring accruals) necessary to present fairly the financial position of the Company and its subsidiaries as of May 31, 1999 and the results of operations and cash flows for the three months ended May 31, 1999 and 1998. Interim results may not necessarily be indicative of results of operations for an entire year.

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Staff Builders, its wholly-owned subsidiaries and its majority owned subsidiary. The Company maintains its records on a fiscal year ending the last day in February. All material intercompany accounts and transactions have been eliminated. Certain prior period amounts have been reclassified to conform with the fiscal 1999 presentation.

     A substantial portion of the Company's service revenues are derived under a unique form of franchising which is a license agreement under which independent companies or contractors represent the Company within a designated territory. These licensees assign Company personnel including registered nurses, therapists and home health aides to service the Company's clients using the Company's trade names and service marks. The Company pays and distributes the payroll for the direct service personnel who are all employees of the Company, administers all payroll withholdings and payments, bills the customers and receives and processes the accounts receivable. The licensees are responsible for providing an office and paying related expenses for administration including rent, utilities and costs for administrative personnel.

     The Company owns all necessary health care related permits and licenses and, where required, certificates of need for operation of licensee offices. The revenues generated by the licensees along with the

                     STAFF BUILDERS, INC. AND SUBSIDIARIES
related accounts receivable belong to the Company. The revenues and related direct costs are included in the Company's consolidated service revenues and operating costs.

     The Company pays a monthly distribution or commission to the licensees based on a defined formula of gross profit generated. Generally, the Company pays the licensees 60% of the gross profit attributable to the non-Medicare operations of the licensee. The payment to the Company's licensees related to Medicare operations is adjusted for cost limitations and reimbursement of allowable Medicare costs. There is no payment to the licensees based solely on revenues. Amounts due to licensees are typically paid within 45 days after each month based upon an average rate of 60% of gross margin. The amount of monthly gross margin includes the adjustment for cost limitations and reimbursement of allowable Medicare costs.

     For fiscal 1999, 1998 and 1997, total distributions or commissions paid to licensees of approximately $50.6 million, $92.9 million and $88.6 million, respectively, were included in the Company's general and administrative expenses. These amounts consist of $38.3 million, $84.1 million and $82.4 million for home health care licensees and $12.3 million, $8.8 million and $6.2 million for supplemental staffing licensees, respectively.

     In October 1997, the Company purchased 60.9% of the outstanding common stock of Chelsea. Together with the 20.9% of the common stock of Chelsea purchased in September 1996, the Company owned 81.8% of the outstanding common stock of Chelsea. In connection with the Company's plans to spin-off its home health care business, management had intended to retain its investment in Chelsea by combining the Chelsea operations with its existing supplemental staffing business (See Note 20). The accounts of Chelsea were originally accounted for on the equity basis in the Company's financial statements for the year ended February 28, 1998 based on management's intent to dispose of its investment in Chelsea. Because of management's intent to retain its investment in Chelsea during 1999, the accounts of Chelsea were fully consolidated in the Company's financial statements for the year ended February 28, 1999 and the 1998 financial statements were restated from amounts previously reported to properly consolidate the accounts of Chelsea for 1998. This change in presentation was originally disclosed as a reclassification. Subsequent to the issuance of the Company's fiscal 1999 financial statements, the Company's management determined that because the conditions that gave rise to temporary control were based on voluntary actions on the Company's part, it should have originally consolidated the accounts of Chelsea in its fiscal 1998 financial statements and disclosed the effects of this change as a correction of an error. As a result, current assets, total assets, current liabilities, and total liabilities have been increased by $5.3 million, $3.7 million, $3.5 million, and $3.7 million, respectively as of February 28, 1998 and total revenues and total expenses by $7.0 million each for the year then ended from the amounts originally reported in the Company's financial statements. Stockholders' equity (deficit), net loss, and basic and diluted loss per share were not affected. Earnings attributable to the minority interest in Chelsea, the amounts of which are not significant, are included in other (income) expense in the accompanying statements of operations and accrued expenses in the accompanying balance sheets.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities in the financial statements. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include certificates of deposit and commercial paper purchased with a maturity of less than three months.

                     STAFF BUILDERS, INC. AND SUBSIDIARIES

FIXED ASSETS

     Fixed assets, consisting of equipment (primarily computer hardware and software), furniture and fixtures, and leasehold improvements, are stated at cost and depreciated from the date placed into service over the estimated useful lives of the assets using the straight-line method. The estimated useful lives of the related assets are generally five to seven years.

GOODWILL AND INTANGIBLE ASSETS

     The excess of the purchase price and related acquisition costs over the fair market value of the net assets of the businesses acquired is amortized on a straight-line basis over periods ranging from five to forty years. Intangible assets include customer lists, which are being amortized over five years on a straight-line basis. The weighted average life of remaining goodwill and intangible assets was 39.9 years as of February 28, 1999 and 1998. The weighted average life of remaining goodwill and intangible assets related to the home health care division was 39.6 years and 40.0 years as of February 28, 1999 and 1998, respectively. The weighted average life of remaining goodwill and intangible assets related to the supplemental staffing division was 39.9 years and 39.4 years as of February 28, 1999 and 1998, respectively.

     In fiscal 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This Statement requires that certain assets be reviewed for impairment and, if impaired, remeasured at fair value, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In the fourth quarter of fiscal 1999 and 1998, the Company wrote off $15.3 million and $24.5 million, respectively, of goodwill and intangible assets. These amounts primarily resulted from the Company's assessment of the adverse change in health care reform (See Note 2). As a result of the factors related to the home health care industry including industry consolidation, changing third-party reimbursement requirements and an uncertain regulatory environment, Staff Builders has determined that the useful life of goodwill and other intangibles should have been reduced from forty years to twenty years, effective March 1, 1999. As a result, the accompanying unaudited consolidated financial statements as of May 31, 1999 and for the three months then ended have been restated to give effect to this change. The effect of the change is to reduce goodwill and total assets by $77 and to increase net loss and accumulated deficit by $77 from the amounts previously reported. Basic and diluted loss per share were not affected. Based upon the remaining net book value of the home health care goodwill and intangible assets as of February 28, 1999, the increase in annual amortization expense will approximate $300.

     Indicators which reflect the existence of impairment to the carrying value of goodwill include adverse regulatory and reimbursement developments, cash flow deficits, a decrease in historic and anticipated revenue and operating results and a decrease in the fair value of some or all assets. As such negative indicators have been present, the carrying value of goodwill and other long-lived assets were reviewed to determine if the assets will be recoverable, based on undiscounted estimated cash flows. Since the goodwill was not recoverable based on undiscounted estimated cash flows, the carrying value of the goodwill has been reduced to estimated fair value as required by FAS 121. Accordingly, Staff Builders has reduced the carrying value of its goodwill by approximately 75% over the last two fiscal years to reflect these impairment indicators.

REVENUE RECOGNITION

     Staff Builders' home health care division recognizes revenue on the accrual basis as the related services are provided to customers and when the customer is obligated to pay for such completed services. Staff Builders' home health care earnings process is completed as each hour of service or home care visit is rendered. Revenues are recorded net of contractual allowances or other allowances to which its home health care customers are entitled.

     Staff Builders' supplemental staffing division recognizes revenue on the accrual basis as the related services are provided to customers and when the customer is obligated to pay for such completed services.

                     STAFF BUILDERS, INC. AND SUBSIDIARIES

Staff Builders' supplemental staffing earnings process is completed as each hour of service or staffing shift is rendered. Revenues are recorded net of contractual allowances or other allowances to which its supplemental staffing customers are entitled.

     Employees assigned to particular home health care customers or supplemental staffing customers may be changed at the customer's request or at Staff Builders' initiation.

     For financial reporting purposes, a provision for uncollectible and doubtful accounts is provided for amounts billed to customers which may ultimately be uncollectible due to billing errors, documentation disputes or the customer's inability to pay.

     Revenues generated from the sales of licensees and initial licensee fees are recognized upon signing of the domestic license agreement, if collectibility of such amounts is reasonably assured, since the Company has performed substantially all of its obligations under its license agreements by such date. In circumstances where a reasonable basis does not exist for estimating collectibility of the proceeds of the sales of license and initial license fees, such amounts are deferred and recognized as collections are made, utilizing the cost recovery method (see Note 6), or until such time that collectibility is reasonably assured.

     Medicare reimburses the Company for covered items and services at the lower of the Company's cost as determined by Medicare, cost limits established by the Federal government, or the amount charged by the Company. Revenues generated from Medicare services are recorded when services are provided at an estimated reimbursement rate. Certain factors used to develop these rates are subject to review and adjustment by the appropriate governmental authorities and may result in additional amounts due to or due from the Company. Management reduces revenues by its estimate of the amount of net adjustments which should ultimately occur. Adjustments, if any, are recorded to these estimates in the period during which they arise.

INCOME TAXES

     Deferred income taxes result from timing differences between financial and income tax reporting which primarily include the deductibility of certain expenses in different periods for financial reporting and income tax purposes. A valuation allowance is provided against net deferred tax assets unless, in management's judgment, it is more likely than not that such deferred tax asset will be realized.

EARNINGS (LOSS) PER SHARE

     The basic net earnings (loss) per share is computed using weighted average number of common shares outstanding for the applicable period. The diluted earnings (loss) per share is computed using the weighted average number of common shares plus common equivalent shares outstanding, except if the effect on the per share amounts of including equivalents would be anti-dilutive.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of cash and cash equivalents, notes receivable from licensees, long-term debt and other liabilities related to acquisitions approximate fair value.

DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE

     In fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 provides standards which require publicly held companies to report about operating segments in annual financial statements together with related disclosures about products and services, major customers and geographic areas (see Note 5).

                     STAFF BUILDERS, INC. AND SUBSIDIARIES

NEW ACCOUNTING PRONOUNCEMENTS


     In April 1998, the Financial Accounting Standards Board ("FASB") adopted Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP No. 98-5") which requires that costs previously capitalized as start-up costs will be expensed as incurred. SOP No. 98-5 becomes effective for fiscal years beginning after December 15, 1998, with earlier application encouraged. The Company does not believe that adoption of SOP No. 98-5 will have a material effect on the Company's consolidated financial statements.



     During 1998, FASB issued Statement of Financial Accounting Standards (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities". The Company does not expect the adoption of this new accounting pronouncement to have a material effect, if any, on its financial condition or results of operations.


2. HEALTH CARE REFORM AND RELATED RESTRUCTURING COSTS

     The Federal Balanced Budget Act of 1997 ("BBA") resulted in significant changes to cost based reimbursement for Medicare home health care providers. Although a cost based reimbursement system remains, the BBA reduced the cost limits and created new per-beneficiary limits. The BBA provides for an interim payment system ("IPS") which became applicable for the Company on March 1, 1998 and will remain in effect until the adoption of a new prospective payment system which is scheduled to be effective for all home health care agencies on October 1, 2000. The Federal Health Care Financing Administration committed to the revised schedule in a report presented to Congress dated February 4, 1999. The effect of the changes under IPS is to reduce the limits for the amount of costs that are reimbursable to home health care providers under the Medicare program. Accordingly, the Company together with many of its licensees have modified their operations as needed to meet the demands of IPS, including taking steps to reduce costs and maximize operational efficiencies within the constraints of the IPS.

     During the fourth quarter of fiscal 1998, management prepared the home health care business segment of the Company for the impact of IPS and for long term growth. As a result, the Company implemented a corporate-wide restructuring and cost reduction program. These actions, together with the Company's assessment of the impact of health care reform legislation, resulted in a pre-tax charge in the fourth quarter of fiscal 1998 of $33.4 million. During the quarter ended November 30, 1998, as a result of the Company's further operating modifications, including the additional closure and conversion of many locations from licensed to company-owned operations, the Company wrote off or reserved approximately $4.5 million.

     In fiscal 1999, management further evaluated the carrying value of the Company's goodwill and intangible assets in light of current home health care industry conditions and its impact on the Company's operations. Staff Builders' valuation considered, among other factors, the additional operating losses generated during the third and fourth quarters of fiscal 1999. During the third quarter ended November 30, 1998, Staff Builders experienced losses in some locations as a result of not being able to reduce the number of visits required by its patients and to contain the related costs as mandated by the restrictive guidelines of the IPS enacted in connection with the BBA and reductions in home care payments by other home care payor sources. Staff Builders reacted by closing selected branches and converting many licensee operated locations to company-owned locations. Upon the closure or sale of locations, the goodwill associated with those locations was written off. Subsequent to November 30, 1998 and through the date of filing Staff Builders' financial statements for the year ended February 28, 1999, Staff Builders continued to experience operating difficulties like many other companies in the home health care industry. Accordingly, the value of such businesses experienced a further decline. Based upon the foregoing factors, in the fourth quarter ended February 28, 1999, Staff Builders evaluated the net carrying value of goodwill and intangible assets based upon the net present value of future cash flows in accordance with the requirements of SFAS No. 121. As a result, Staff Builders recorded a write-down in goodwill of approximately $15.3 million, leaving a remaining net carrying value of goodwill and intangible assets as of February 28, 1999 of $5.1 million in Staff Builders' home health care business segment. Staff Builders' actions to increase operational efficiencies, close unprofitable locations

                     STAFF BUILDERS, INC. AND SUBSIDIARIES
and to terminate certain licensee locations, represented a furtherance of a restructuring plan necessitated out of continuing losses and a current, deteriorating business climate within the home health care industry. The fiscal 1998 write-off of goodwill and intangible assets included $21.5 million for the home health care segment and $3.0 million for the supplemental staffing segment.

     A summary of restructuring costs is as follows (in millions of dollars):

                                                               YEARS ENDED
                                                              FEBRUARY 28,
                                                              -------------
                                                              1999    1998
                                                              -----   -----
Write-off of goodwill and intangible assets.................  $15.3   $24.5
Employee severance and reduction in size....................    0.9     1.0
Write-down of home health care related investments and
  receivables...............................................    0.9     6.3
Accrued litigation related costs............................    2.2     1.2
Receivables from converted licensee locations...............    1.1      --
Other.......................................................    0.1     0.4
                                                              -----   -----
          Total restructuring costs.........................  $20.5   $33.4
                                                              =====   =====

     As of February 28, 1999, all amounts provided have either been recorded as direct write-downs of assets or expended from the reserves, except for the remaining accrued litigation related costs described in Note 16.

3. MEDICARE AND MEDICAID AUDIT ADJUSTMENTS

     As a home health care provider, the Company is subject to extensive and changing state and Federal regulations relating to the licensing and certification of its offices and the sale and delivery of its products and services. The Federal government and Medicare fiscal intermediaries have become more vigilant in their review of Medicare reimbursements to home health care providers generally, and have become more restrictive in their interpretation of those costs for which reimbursement will be allowed to such providers. These regulatory agencies have increased the number of audits performed and have applied a more intensive degree of scrutiny in the conduct of these audits.

     During the quarter ended November 30, 1998, the Medicare fiscal intermediary completed and issued the results of 88 audits for the fiscal year ended February 28, 1997, including 25 audits conducted on site at branch operating locations. These results together with the results of the home office audit for the year ended February 28, 1997, indicated an aggregate liability of approximately $9.5 million. This aggregate liability of $9.5 million includes $4.3 million which was provided as part of the $29.0 million provided during the quarter ended November 30, 1998, as discussed below.

     During the fourth quarter of fiscal 1999, approximately $2.7 million of the $9.5 million was offset against current receivables from Medicare to result in a remaining balance of $6.8 million at February 28, 1999 related to fiscal 1997 audits. Fiscal 1997 audits have been completed for the home office cost reports and for substantially all branch operating locations, for which Staff Builders has received a Notice of Provider Reimbursement to indicate completion of these audits. All years prior to fiscal 1997 are closed relative to substantially all field operating location audits. Fiscal 1996, 1995 and 1993 remain open for home office cost report audits. Fiscal 1999 and 1998 are open for all audits. However, Staff Builders continues to appeal various audit findings dating back to fiscal 1992 and has discussed some of these issues at an August 1999 mediation hearing with United Government Services representatives.

     Additionally, the Company has recorded an accrual for third party liability ("TPL") to state Medicaid agencies which have claimed that the Company did not follow proper billing procedures in several locations. These state Medicaid agencies have challenged the eligibility of individuals for whom services were provided. The related claims are being reviewed by the state agencies encompassing several prior years for which the

                     STAFF BUILDERS, INC. AND SUBSIDIARIES

Company has been paid. The Company has reached a settlement for a portion of its TPL liability and is continuing to negotiate to resolve amounts payable to these state agencies.

     While the Company believes that it will ultimately prevail in many of these cases, it has accrued for the anticipated losses for those cases in which it will not prevail. Based upon the Company's consideration of the scope of audits being performed by the fiscal intermediary, the issues raised for such periods, the effect of the these issues on periods yet to be audited, and the balance of liabilities previously provided, the company recorded aggregate expense of $29.0 million in the quarter ended November 30, 1998.

     The provision of $29.0 million includes $18.0 million for Medicare audit liabilities and $11.0 million for Medicaid audit liabilities. The Medicare audit liabilities include $6.0 million, $8.0 million and $4.0 million for additional accruals required for home office cost report issues, field operating location audits and clinical audits, respectively. The fiscal 1997 Medicare audits commenced in January 1998 and were completed by November 1998, for which there was an aggregate liability of $9.5 million, including $8.2 million and $1.3 million for field operating locations and the home office cost reports, respectively. The results of the fiscal 1997 audits provided a basis for determining an estimated accrual for the probable amounts to be asserted for similar issues subject to audit which existed at some points in the open audit periods of fiscal 1999, 1998, 1996 and 1995. Although United Government Services auditors have completed substantially all of their field audits for fiscal 1997 and prior years, they have not completed the home office audits which they began for fiscal 1996 and fiscal 1995. The fiscal 1996 and fiscal 1995 home office audits commenced in mid-calendar year 1997 and mid-calendar year 1996, respectively. Based upon the results of the fiscal 1997 audits, Staff Builders provided additional accruals of $4.3 million for fiscal 1997 to total the aggregate amount of $9.5 million. Additionally, Staff Builders provided $1.5 million and $5.0 million for audits not yet commenced for fiscal 1999 and 1998, respectively. Further, based upon the results of the fiscal 1997 home office audit, Staff Builders provided additional accruals of $2.2 million and $1.0 million for home office audits for fiscal 1996 and 1995, respectively. The extent of the increased audit scope and detailed documentation requirements represented significant changes from historical experience in prior audits which could not be anticipated by Staff Builders prior to performance of the fiscal 1997 audits. Additionally, Staff Builders provided $4.0 million based upon clinical audits conducted in fiscal 1999.

     The nature of the adjustments made as a result of audits conducted were primarily due to an inadequate level of detail in documentation to support costs incurred for actual services rendered.

     The Medicaid audit liabilities of $11.0 million reflect amounts for third party liability issues which cover several years dating back to 1988. While the respective state agencies have conducted on-going reviews of claims, they pursued an aggressive audit process beginning in fiscal 1999 to review claims paid over several prior years for which these agencies are currently demanding documentation for such claims. As part of Staff Builders' response to these audits, Staff Builders conducted an internal review of this issue resulting in the assessment of its open liability for repayment to the state agencies.

     The resultant liabilities for Medicare and Medicaid audit adjustments, together with the balance of liabilities previously established, less amounts expended during the fourth quarter of fiscal 1999, results in an aggregate audit liability of $38.3 million as of February 28, 1999 for Federal and state audit adjustments which includes $27.3 million and $11.0 million for Federal and state liabilities, respectively. (See Note 12). The Company continues to appeal many audit issues and has engaged outside professional advisors to support the Company's positions on these issues. The Company anticipates that any resolution of the appeals may take up to several years. Staff Builders does not believe that it is reasonably possible that the outcome of open Medicare and Medicaid matters may result in a liability exceeding the amounts accrued and, as such, an accrual for additional loss amounts is not required.

                     STAFF BUILDERS, INC. AND SUBSIDIARIES

4. BANK DEFAULT AND GOING CONCERN MATTERS

     As described more fully in Note 13, the Company has a secured credit facility with a bank. On January 14, 1999, the bank provided the Company with written notification that, in its opinion, the Company's non-compliance with certain financial covenants as of November 30, 1998 constitutes an event of default under the terms of the credit facility agreement. Those covenants require the Company to maintain a minimum level of net worth and a maximum ratio of senior debt to net worth, failures of which resulted from losses incurred in connection with the recording of Medicare and Medicaid audit adjustments (Note
3). At the time that the bank declared its opinion as to an event of default, the Company had borrowed $39.4 million under the credit facility, including $29.7 million and $9.7 million under the revolving line of credit and the acquisition line of credit, respectively. The bank has advised the Company that while it has no obligation to provide additional advances as a result of the non-compliance with certain financial covenants, it is willing to consider making additional advances to the Company under such conditions as it may determine.

     In connection with the bank's notice of default, the maximum aggregate amount which can be borrowed under the credit facility was reduced from $50 million to $40 million. Additionally, the bank increased the rate of interest on all borrowings to 2.0% over the prevailing prime lending rate on its revolving line of credit and 2.75% over the prevailing prime lending rate on its acquisition line of credit (such prime lending rate being 7.75% as of February 28, 1999). The Company has classified its outstanding borrowings as a current liability as of February 28, 1999 because the bank has the option to declare all borrowings under the credit facility to become immediately due and payable. At February 28, 1999 and 1998, the Company borrowed $35.4 million and $29.4 million, respectively, under the credit facility. A commitment fee on the unused portion of the credit facility is payable at the rate of .375% per annum, together with an annual collateral management fee of $85. The Company's working capital deficiency was $(39.8) million at February 28, 1999. Current liabilities at February 28, 1999 include $22.7 million for Medicare and Medicaid audit liabilities, $35.4 million of outstanding borrowings under the secured credit facility and $8.1 million for the current portion of other debt obligations. While the Company cannot accurately determine the required payment dates for its total Medicare and Medicaid audit liabilities, it has included $34.6 million thereof in other long-term liabilities based upon its current estimate of when payments would likely become due. In order to pay its current liabilities in the normal course of business as well as to pay its liabilities to the Medicare and Medicaid agencies as they become due, the Company is investigating alternative sources of funding.

     The above conditions raise substantial doubt about the ability of the Company to continue as a going concern. As a result, management of the Company is pursuing various strategies, including but not limited to, negotiating with alternative lending sources, deferred payment terms for Medicare and Medicaid audit liabilities as well as for any repayments of Medicare periodic interim payment(s) ("PIP") and deferred payment terms for other creditors. Further, management is implementing an intensified collection effort and has obtained a deferred payment schedule for the repayment of excess PIP payments made to the Company by the Federal government as well as for audit liabilities assessed to date. Such payment schedule constituted an oral agreement which required these amounts to be paid in 24 equal monthly installments of approximately $1.1 million beginning in May 1999. As of June 1, 1999 no payments were made as such oral agreement was not formalized pending a reconciliation of the related amounts by the fiscal intermediary. Based upon the subsequent written payment schedule received later in June 1999, Staff Builders is required to pay 24 equal monthly installments commencing June 25, 1999 of approximately $1.3 million, including principal and interest. Staff Builders has paid the first of these installments in July 1999, upon reconciliation of the related amounts. In August 1999, Staff Builders has paid approximately $350 thousand pursuant to a further reduced payment agreement, as Staff Builders continues to negotiate more favorable payment terms. No penalties have been assessed in connection with the revised schedule, which enabled payments to commence after the original required date of May 1999. As of February 28, 1999, the total amount of excess PIP amounts received and settled Medicare audit liabilities were approximately $19.0 million and $6.8 million, respectively. Additionally, Staff Builders has obtained favorable extended payment terms with some of its trade creditors

                     STAFF BUILDERS, INC. AND SUBSIDIARIES
and is continuing to negotiate extended payment terms with other vendors. Further, the spin-off described in Note 1 will be completed only if the bank or another lender creates separate credit facilities for the home health care business under TLC and the supplemental staffing business retained by Staff Builders, and allocates the aggregate pre-spin-off debt between those two entities. However, there can be no assurance that these actions will be successful to provide adequate funds for the Company's current level of operations and to pay the Company's past-due obligations.

5. SEGMENT REPORTING

     The Company operates in two reportable business segments, home health care and supplemental staffing. Reportable segments have been identified based upon how management has organized the business, the planned spin-off of the home health care business, and the criteria in SFAS #131, "Disclosures about Segments of an Enterprise and Related Information." Segment revenue consists of only sales to outside customers. Segment gross margin consists of segment revenues reduced by the direct costs of generating such revenues. Segment operating profit consists of segment gross margin less general and administrative expenses. General and administrative expenses incurred at the corporate level have been allocated to segments based on the utilization of such services by each segment.

     The following tables set forth the selected results of operations by business segment (in millions of dollars):

                                                                    HOME HEALTH CARE
                                         -----------------------------------------------------------------------
                                             THREE MONTHS ENDED                      YEARS ENDED
                                         --------------------------   ------------------------------------------
                                           MAY 31,       MAY 31,      FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,
                                            1999           1998           1999           1998           1997
                                         -----------   ------------   ------------   ------------   ------------
                                         (UNAUDITED)   (UNAUDITED)
Service revenues.......................     $69.9         $ 83.6         $310.3         $451.1         $436.6
Sales of licensees and fees, net.......       0.2            0.3            2.2            1.1            1.0
                                            -----         ------         ------         ------         ------
          Total revenues...............      70.1           83.9          312.5          452.2          437.6
                                            -----         ------         ------         ------         ------
Gross margin...........................      25.6           28.8          112.5          172.1          169.0
General & administrative expenses......      27.2           28.7          123.6          161.0          159.2
Interest expense.......................       0.4            0.7            2.6            2.8            1.4
Depreciation and amortization
  expense..............................       1.1            1.2            4.9            6.1            5.1
Other (income) expense.................      (0.2)          (0.3)          48.5           28.4           (2.3)
                                            -----         ------         ------         ------         ------
Income (loss) before income taxes......      (2.9)          (1.5)         (67.1)         (26.2)           5.6
Provision (benefit) for income taxes...        --           (0.6)           6.6           (5.3)           2.5
                                            -----         ------         ------         ------         ------
          Net income (loss)............     $(2.9)        $ (0.9)        $(73.7)        $(20.9)        $  3.1
                                            =====         ======         ======         ======         ======
          Total assets.................     $88.8                        $ 89.3         $122.1         $134.1
                                            =====                        ======         ======         ======

                     STAFF BUILDERS, INC. AND SUBSIDIARIES

                                                             SUPPLEMENTAL STAFFING
                                     ----------------------------------------------------------------------
                                        THREE MONTHS ENDED                      YEARS ENDED
                                     -------------------------   ------------------------------------------
                                       MAY 31,       MAY 31,     FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,
                                        1999          1998           1999           1998           1997
                                     -----------   -----------   ------------   ------------   ------------
                                     (UNAUDITED)   (UNAUDITED)
Service revenues...................     $37.6         $27.3         $124.9         $74.3          $42.4
Sales of licensees and fees, net...        --           0.1            0.2           0.2            0.4
                                        -----         -----         ------         -----          -----
          Total revenues...........      37.6          27.4          125.1          74.5           42.8
                                        -----         -----         ------         -----          -----
Gross margin.......................       8.2           6.1           26.0          16.3            9.9
General & administrative
  expenses.........................       6.1           4.3           22.6          13.0            8.4
Interest expense...................       0.8           0.4            1.6           0.9            0.2
Depreciation and amortization
  expense..........................       0.2           0.1            0.4           0.5            0.3
Other (income) expense.............       0.1           0.0            0.4           3.2           (0.1)
                                        -----         -----         ------         -----          -----
Income (loss) before income
  taxes............................       1.0           1.3            1.0          (1.3)           1.1
Provision (benefit) for income
  taxes............................       0.2           0.5            0.4          (0.6)           0.4
                                        -----         -----         ------         -----          -----
          Net income (loss)........     $ 0.8         $ 0.8         $  0.6         $(0.7)         $ 0.7
                                        =====         =====         ======         =====          =====
          Total assets.............     $58.5                       $ 57.2         $36.6          $22.1
                                        =====                       ======         =====          =====

                                                                  CONSOLIDATED
                                     ----------------------------------------------------------------------
                                        THREE MONTHS ENDED                      YEARS ENDED
                                     -------------------------   ------------------------------------------
                                       MAY 31,       MAY 31,     FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,
                                        1999          1998           1999           1998           1997
                                     -----------   -----------   ------------   ------------   ------------
                                     (UNAUDITED)   (UNAUDITED)
Service revenues...................    $107.5        $110.9         $435.2         $525.4         $479.0
Sales of licensees and fees, net...       0.2           0.4            2.4            1.3            1.4
                                       ------        ------         ------         ------         ------
          Total revenues...........     107.7         111.3          437.6          526.7          480.4
                                       ------        ------         ------         ------         ------
Gross margin.......................      33.8          34.9          138.5          188.4          178.9
General & administrative
  expenses.........................      33.3          33.0          146.2          174.0          167.6
Interest expense...................       1.2           1.1            4.2            3.7            1.6
Depreciation and amortization
  expense..........................       1.3           1.3            5.3            6.6            5.4
Other (income) expense.............      (0.1)         (0.3)          48.9           31.6           (2.4)
                                       ------        ------         ------         ------         ------
Income (loss) before income
  taxes............................      (1.9)         (0.2)         (66.1)         (27.5)           6.7
Provision (benefit) for income
  taxes............................       0.2          (0.1)           7.0           (5.9)           2.9
                                       ------        ------         ------         ------         ------
          Net income (loss)........    $ (2.1)       $ (0.1)        $(73.1)        $(21.6)        $  3.8
                                       ======        ======         ======         ======         ======
          Total assets.............    $147.3                       $146.5         $158.7         $156.2
                                       ======                       ======         ======         ======

6. LICENSEE OPERATIONS

     Notes receivable from licensees generally bear interest at the prevailing prime lending rate plus three percent and are generally payable over a term of ten years. The balance of these notes receivable at February 28, 1999 and February 28, 1998 amounted to $726 and $1,734, net of deferred income reflected as a valuation reserve for financial reporting purposes of $2,482 and $4,387, respectively. The net balances of these notes at February 28, 1999 and February 28, 1998 include $118 and $306 in Prepaid Expenses and Other Current Assets and $608 and $1,428 in Other Assets, respectively.

                     STAFF BUILDERS, INC. AND SUBSIDIARIES

     The decrease in the foregoing balances reflect a reduction in the number of licensees during fiscal 1999. The Company acquired the rights to operate 34 home health care locations and sold or closed 38 other home health care locations previously operated by licensees. Licensee notes receivable from acquired locations had been substantially offset by valuation allowances and therefore no charge to operations was required as a result of the transactions. Additional consideration, if any, paid to acquire licensee operations is included in the acquisitions described in Note 7.

     The remaining balance of notes receivable from licensees related to the home health care and supplemental staffing business segments are as follows:

                                       FEBRUARY 28, 1999                  FEBRUARY 28, 1998
                                --------------------------------   --------------------------------
                                 HOME                               HOME
                                HEALTH    SUPPLEMENTAL             HEALTH    SUPPLEMENTAL
                                 CARE       STAFFING      TOTAL     CARE       STAFFING      TOTAL
                                -------   ------------   -------   -------   ------------   -------
Notes receivable..............  $ 2,845      $ 363       $ 3,208   $ 5,800      $ 321       $ 6,121
Deferred income...............   (2,182)      (300)       (2,482)   (4,086)      (301)       (4,387)
                                -------      -----       -------   -------      -----       -------
          Net.................  $   663      $  63           726   $ 1,714      $  20         1,734
                                =======      =====                 =======      =====
Less current portion..........                              (118)                              (306)
                                                         -------                            -------
Long term notes receivable....                           $   608                            $ 1,428
                                                         =======                            =======

     Sales of licensees and fees, net were $2,424, $1,275 and $1,326 for fiscal 1999, 1998 and 1997, respectively. The home health care portion of these amounts were $2,234, $1,119 and $987, for fiscal 1999, 1998 and 1997, and the supplemental staffing portion of these amounts were $190, $156 and $339, respectively.

     During fiscal 1999, fiscal 1998 and fiscal 1997, $228, $473 and $444, respectively, of home health care notes receivable previously not recognized as income were collected and included in revenues. Additionally, the initial franchise fees received in fiscal 1999, 1998 and 1997 for home health care franchises were $182, $135 and $488, respectively. Sales of licensees and fees, net for the fiscal 1999 period includes $1,223 from the sale of five home health care franchise businesses. Further, license fees generated from the Company's international franchise program were $601 and $512 in fiscal 1999 and fiscal 1998, respectively. Included in the international fees were initial franchise fees of $441 and $502 for fiscal 1999 and 1998, respectively, from the Company's master license agreement with a home health care company based in Tokyo, Japan. As of March 1998, the Company received the entire balance of the master license fee totalling $1.2 million and is recording the related income as it is earned through September 30, 1999. The terms of the master license agreement specify that the master license fee must be paid in full by September 30, 1999, at which time such fee is deemed fully earned and non-refundable. Staff Builders' continuing obligations under the license agreement with the Japanese company include the delivery of advisory assistance and providing confidential operating manuals for the operation of franchise home health care centers, initial training programs including materials which cover home health care administration and clinical operations and the provision of one Company representative to visit the licensee's territory for an aggregate of 35 to 50 days within the first 270 days of the agreement and from one to four times annually thereafter for a maximum of ten days during each visit. Under its revised agreement which expires in October 2002 with a five-year renewable term, the Company will receive periodic royalty payments based upon the Japanese company's service revenues. Also included in the fiscal 1999 international franchise fees is $101 of such periodic royalties. Although the contract life has changed to expire in October 2002, the $1.2 million franchise fee has not changed. Also included in the fiscal 1999 international franchise fees was $59 pursuant to a master license fee agreement with a Brazilian company.

     The Company has performed substantially all of its obligations as required under the terms of its franchise agreements. Interest income on franchise notes receivable is included in other income.

                     STAFF BUILDERS, INC. AND SUBSIDIARIES

     In September 1996, in connection with the acquisition of a supplemental staffing business, a corporation acquired the rights to operate this business as a franchise and paid a fee of $75 to the Company. A majority of the stock of this corporation is owned by two family members of one of the Company's executive officers.

     In April 1992, one of the Company's franchises was acquired by a corporation owned by a family member of one of the Company's executive officers. The purchase price for the franchise included the assumption of a note payable to the Company of $845 of which $645 remains outstanding at February 28, 1999. The note bears interest at the prevailing prime lending rate and matures in 2009.

7. ACQUISITIONS

     During fiscal 1999, 1998 and 1997, the Company made numerous acquisitions for which consideration was paid in cash, the issuance of notes payable and the assumption of certain liabilities. The transactions were accounted for as purchases and, accordingly, the results of operations of the acquired businesses are included in the accompanying consolidated financial statements from their respective dates of acquisition.

     In fiscal 1999, the Company acquired the rights to 18 home health care locations previously operated by licensees for aggregate consideration of $3.7 million which included cash paid of $2.1 million, liabilities assumed of $800 and the write-off of notes receivable of $800. Additionally, the Company acquired ten home health care businesses for aggregate consideration of approximately $800, including cash paid of $600 and liabilities assumed of $200. Included in the write-down of goodwill in the fourth quarter of fiscal 1999 (see
Note 2), was $2.7 million related to businesses acquired during fiscal 1999, consisting primarily of the purchase of the rights to operate locations previously operated by licensees.

     In fiscal 1998, the Company acquired the assets of nine businesses, consisting of seven home health care and two supplemental staffing operations, which added six locations. The aggregate consideration included cash paid of approximately $3.7 million and liabilities assumed of approximately $1.3 million.

     In fiscal 1997, the Company acquired the assets of 19 businesses, consisting of 17 home health care and two supplemental staffing operations, which added 33 locations. The aggregate consideration included net cash paid of $8.2 million, the issuance of notes payable of $3.1 million and liabilities assumed of $1.0 million.

     The effect of the fiscal 1999 and 1998 acquisitions on revenue, net loss and net loss per share on an unaudited pro forma basis for fiscal 1999 and 1998 is not material. Revenues, net income and earnings per share, on an unaudited pro forma basis for the year ended February 28, 1997, if the fiscal 1998 and fiscal 1997 acquisitions had occurred on March 1, 1996, would have approximated $500 million, $4.9 million and $.20, respectively. Revenues, net income and earnings per share on an unaudited pro forma basis for the year ended February 29, 1996, if the fiscal 1997 and 1996 acquisitions had occurred on March 1, 1995, would have approximated $448 million, $2.6 million and $.10, respectively.

     In connection with the fiscal 1999 and fiscal 1998 acquisitions, assets acquired and consideration paid was as follows:

                                                               1999      1998
                                                              -------   -------
Fair value of assets acquired, net..........................  $ 4,498   $ 4,904
Net cash paid for acquired assets and stock.................   (2,844)   (3,724)
                                                              -------   -------
Liabilities assumed and notes payable issued for
  acquisitions..............................................  $ 1,654   $ 1,180
                                                              =======   =======

     The fair value of assets acquired is net of the write-off of notes receivable from ex-licensees of approximately $800.

                     STAFF BUILDERS, INC. AND SUBSIDIARIES

8. FIXED ASSETS

     Fixed assets consist of the following:

                                                                FEBRUARY 28,
                                                              -----------------
                                                               1999      1998
                                                              -------   -------
Computer equipment and software (see Note 13)...............  $23,897   $11,196
Office equipment, furniture and fixtures....................   12,177     7,490
Leasehold improvements......................................    1,303     1,106
Land and buildings..........................................      106       106
                                                              -------   -------
          Total, at cost....................................   37,483    19,898
Less accumulated depreciation and amortization..............    9,496     8,276
                                                              -------   -------
          Fixed assets, net.................................  $27,987   $11,622
                                                              =======   =======

     Computer equipment and software includes $13.7 million for computer equipment and year 2000 compliant software. Such amount is pursuant to a six-year lease agreement which requires payments through December 2004 (See Note
13). Additionally, office equipment includes the cost of year 2000 compliant systems in other areas aggregating $3.2 million. The combined cost of these systems will be amortized over the life of the software from the dates placed into service.

     During fiscal 1999, Staff Builders wrote off fixed assets of $911. This amount included assets related to closed locations of $384 and obsolete computer equipment of $527 which is included in restructuring costs and general and administrative expenses, respectively. During fiscal 1999 and fiscal 1998, the Company wrote off fully depreciated fixed assets of approximately $1.4 million and $1.7 million, respectively.

9. INTANGIBLE ASSETS, NET

     Intangible assets consist of the following amounts by business segment:

                                                    FEBRUARY 28,
                         -------------------------------------------------------------------
                                       1999                               1998
                         --------------------------------   --------------------------------
                          GROSS    ACCUMULATED               GROSS    ACCUMULATED
                          COST     AMORTIZATION     NET      COST     AMORTIZATION     NET
                         -------   ------------   -------   -------   ------------   -------
Home health care.......  $14,052     $ (8,926)    $ 5,126   $27,648     $ (9,064)    $18,584
                         -------     --------     -------   -------     --------     -------
Supplemental
  staffing.............   24,141       (2,176)     21,965    23,168       (1,457)     21,711
                         -------     --------     -------   -------     --------     -------
Intangible assets......  $38,193     $(11,102)    $27,091   $50,816     $(10,521)    $40,295
                         =======     ========     =======   =======     ========     =======

     The above amounts are net of the cumulative write-offs of goodwill and intangibles which were approximately $39.8 million and $24.5 million at February 28, 1999 and February 28, 1998, respectively.

10. ACCRUED EXPENSES

     Accrued expenses include $4,384 and $6,877 at February 28, 1999 and February 28, 1998, respectively, of accrued distributions payable to licensees.

                     STAFF BUILDERS, INC. AND SUBSIDIARIES

11. ACCRUED PAYROLL AND PAYROLL RELATED EXPENSES

     Accrued payroll and payroll related expenses consist of the following:

                                                                FEBRUARY 28,
                                                              -----------------
                                                               1999      1998
                                                              -------   -------
Accrued payroll.............................................  $ 7,602   $ 9,006
Accrued insurance...........................................   12,503    11,807
Accrued payroll taxes.......................................    4,072     5,882
Other.......................................................    1,573     1,457
                                                              -------   -------
          Total.............................................  $25,750   $28,152
                                                              =======   =======

     Beginning in January 1999, Staff Builders maintained most of its health insurance coverage under a self-insured policy. Health insurance consists of coverage for medical and prescription drug costs. Stop-loss coverage is maintained under specific excess loss insurance with a deductible of $100 per family and a specific reimbursement maximum of $900 per covered person. Essentially, Staff Builders is responsible for the first $100 in claims per covered family, and then each family member is covered for the balance of claims up to $1.0 million.

12. MEDICARE AND MEDICAID LIABILITIES

     Medicare and Medicaid liabilities include amounts payable or estimated to be payable to Federal or state government agencies as a result of the Company's participation in Medicare and Medicaid programs. These amounts consist of the following:

                                                                 FEBRUARY 28,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
Medicare:
  Periodic interim payment liability ("PIP")(a).............  $ 18,959   $  4,595
  Completed audits(b).......................................    10,220         --
  Audits in process or net yet conducted(c).................    17,155      7,330
                                                              --------   --------
                                                                46,334     11,925
Medicaid:
  Completed assessments(d)..................................     4,600         --
  Assessments in process or not yet conducted(e)............     6,347         --
                                                              --------   --------
                                                                10,947         --
                                                              --------   --------
          Total.............................................    57,281         --
Less current portion........................................   (22,673)   (11,925)
                                                              --------   --------
          Long-term Medicare and Medicaid liabilities.......  $ 34,608   $     --
                                                              ========   ========

---------------

(a) PIP liability represents amounts received from Medicare in excess of current volume of business which are scheduled to be repaid in 24 equal monthly installments beginning in May 1999.

(b) The fiscal intermediary has completed audits for which the Company has received a Notice of Provider Reimbursement. These audits consist of the fiscal 1997 audits of $6.8 million and the fiscal 1994 home office audit of $3.4 million.

(c) The fiscal intermediary has not yet commenced an audit or is currently conducting audits for which no Notice of Provider Reimbursement has been received.

                     STAFF BUILDERS, INC. AND SUBSIDIARIES

(d) The Company has obtained payment terms which require repayment equal to 25% of current remittances.

(e) The state Medicaid agencies have not yet commenced an audit or are currently conducting audits for which no notice of repayment has yet been received.

     The above amounts have been classified as current liabilities unless a formal or informal agreement has been reached to defer certain payments beyond February 29, 2000 or, based upon audit timetables, management does not expect that the audit will be completed and a request for payment received until after February 29, 2000.

13. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                FEBRUARY 28,
                                                              -----------------
                                                               1999      1998
                                                              -------   -------
Borrowings under a secured revolving line of credit(a)......  $26,681   $17,587
Borrowings under acquisition line of credit(a)..............    8,680    11,836
Obligations under capital leases(b).........................   20,000     6,606
Notes payable and other liabilities related to
  acquisitions(c)...........................................    5,043     5,225
Other note payable(d).......................................    1,707     3,635
Chelsea notes payable(e)....................................    1,098     2,283
                                                              -------   -------
          Total.............................................   63,209    47,172
Less current portion........................................   43,460    10,664
                                                              -------   -------
          Long-term debt(f).................................  $19,749   $36,508
                                                              =======   =======

---------------

      As described in Note 4, the bank has advised the Company that in its opinion the Company is presently in default of its bank agreement. Accordingly, at February 28, 1999 such bank debt is shown as a current liability. The following information provides relevant detail about the specific terms of the outstanding debt.

(a) The Company has a secured credit facility which consists of a revolving line of credit, an acquisition line of credit and a standby letter of credit facility, under which the Company can borrow up to an aggregate amount of $40 million. Amounts borrowed under the revolving line of credit are collateralized by a pledge of all the stock of the Company's subsidiaries, by all accounts receivable and by liens on substantially all other assets of the Company and its subsidiaries. The agreement contains certain financial covenants which, among other things, (i) require the maintenance of a specified minimum defined level of book net worth, a minimum ratio of net income before depreciation and amortization to the sum of payments made for long term debt, unfunded capital expenditures, stock repurchases and permitted acquisitions, and a maximum ratio of senior debt to book net worth, (ii) limit the amount of unfunded capital expenditures, and (iii) prohibit the declaration or payment of cash dividends. Based upon the non-recurring charge recorded in the fourth quarter of fiscal 1998 which primarily consisted of the write-down of goodwill (See Note 2), the Company obtained an amendment with its bank to provide some relief from the terms of those covenants which required a specified level of net worth and net income before depreciation and amortization.

      At February 28, 1999 and 1998, the amounts available for borrowing under the credit facility were $2.3 million and $18.6 million, respectively. The maximum amounts borrowed under the credit facility for fiscal 1999 and 1998 were $40.1 million and $37.0 million, respectively. The maximum amount outstanding under the revolving line of credit portion of the facility was $30.4 million and $28.1 million in fiscal 1999 and 1998, respectively.

                     STAFF BUILDERS, INC. AND SUBSIDIARIES

      The Company is permitted to borrow up to 75% of eligible accounts receivable, up to the maximum amount of the credit facility less amounts outstanding under the acquisition line of credit and any outstanding letters of credit. No additional borrowings are permitted under the acquisition line of credit.

      Effective March 25, 1999, the bank established a separate and distinct borrowing base calculation which limited the maximum amount of borrowings for each of the home health care operations and the supplemental staffing operations to approximately $16.1 million and $15.5 million, respectively. Together with the current outstanding balance of $8.4 million under the acquisition line of credit, the aggregate maximum level of borrowings permitted remains at $40 million. From February 28, 1999 through May 28, 1999, the average outstanding balance under the secured credit facility was $38.1 million (See Note 20).

(b) At February 28, 1999, the Company had capital lease agreements for computers and other equipment through December 2004. The Company's capital lease obligations includes a six-year lease agreement in the amount of $13.7 million which requires monthly installments through December 2004. The net carrying value of the assets under capital leases was approximately $19.7 million and $7.1 million at February 28, 1999 and February 28, 1998, respectively, and such amounts are included in Fixed Assets.

(c) At February 28, 1999, the Company had a balance of notes payable related to acquisitions of $5.0 million. The notes payable bear annual interest from zero to 10.50% and have maturity dates through September 2010.

(d) The Company has a secured term loan which bears annual interest at 6.69% and requires monthly payments of $176 through December 1999.

(e) The Chelsea notes payable consists of two types of debt instruments, one of which is a secured financing arrangement and two unsecured loans. The secured financing arrangement provides for borrowings on lines of credit up to 90% of Chelsea's eligible accounts receivable, not to exceed a maximum line of credit of $4 million. This financing arrangement bears interest at the prevailing prime lending rate plus two percent and includes an annual facility fee of $30. The balance outstanding was $333 at February 28, 1999. Such lines of credit are collateralized by a security interest in Chelsea's trade accounts receivable.

      The unsecured loans consist of certain related party transactions within Chelsea. In January 1998, Chelsea borrowed $500 from its Chief Executive Officer. This demand note bears interest at 15% with payments of interest only beginning February 15, 1998. In November 1997, Chelsea borrowed $500 from its Chief Operating Officer which loan bears annual interest at 10% and is payable in ten quarterly installments of $57 beginning February 15, 1998. The aggregate balance of these unsecured loans outstanding was $765 at February 28, 1999.

(f)   Repayments of long-term debt at February 28, 1999 are due as follows:

                                                 OBLIGATIONS
                                                    UNDER
                                                   CAPITAL      OTHER
YEARS ENDING FEBRUARY                              LEASES       DEBT      TOTAL
---------------------                            -----------   -------   -------
2000...........................................    $ 4,686     $38,774   $43,460
2001...........................................      4,689         370     5,059
2002...........................................      3,632         419     4,051
2003...........................................      2,996         386     3,382
2004...........................................      2,506         320     2,826
Thereafter.....................................      1,491       2,940     4,431
                                                   -------     -------   -------
          Total................................    $20,000     $43,209   $63,209
                                                   =======     =======   =======

                     STAFF BUILDERS, INC. AND SUBSIDIARIES

14. OTHER LIABILITIES

     Other liabilities consist of the following:

                                                               FEBRUARY 28,
                                                              ---------------
                                                               1999     1998
                                                              ------   ------
Accrued litigation(a).......................................  $3,105   $1,168
Accrued acquisition cost(b).................................      --      700
Rent escalation liability(c)................................     751      883
Other.......................................................     869    1,249
                                                              ------   ------
          Total.............................................  $4,725   $4,000
                                                              ======   ======

---------------

(a) At February 28, 1999, the Company has recorded a loss accrual for the aggregate, estimated amount to settle or litigate open legal matters.

(b) In connection with the Company's supplemental staffing division's September 1997 acquisition of a provider of travel nurse services, the Company is liable to pay additional amounts based upon the attainment of certain gross margin levels. As of February 28, 1999, the remaining amount payable was $1,005 which is included in accrued expenses. The Company's estimate of such amounts at February 28, 1998 was $1,124, of which $424 was included in accrued expenses.

(c) The lease on the Company's corporate headquarters requires scheduled rent increases through September 30, 2005. A rent escalation liability is recorded for the amounts required to record the expense of this lease on a straight-line basis over the life of the lease, in excess of payments made. The balance of this liability was $883 and $982 at February 28, 1999 and 1998 of which $132 and $99, respectively, was included in accrued expenses.

15. INCOME TAXES

     The provision (benefit) for income taxes consists of the following:

                                                                   YEARS ENDED
                                                    ------------------------------------------
                                                    FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,
                                                        1999           1998           1997
                                                    ------------   ------------   ------------
Current:
  Federal.........................................    $(1,733)       $ 1,051         $1,709
  State...........................................        554            377            558
Deferred..........................................      8,213         (7,292)           688
                                                      -------        -------         ------
          Total...................................    $ 7,034        $(5,864)        $2,955
                                                      =======        =======         ======

     The provision for income taxes in fiscal 1999 consists of a valuation allowance of $28.9 million offset by potential tax benefits of $20.2 million resulting from losses incurred in that period. Such valuation allowance was recorded because management does not believe that the utilization of the tax benefits resulting from operating losses and other temporary differences are "more likely than not" to be realized, as required by SFAS 109. The Company has recorded an income tax receivable of $1.7 million resulting from the carryback of net operating losses.

                     STAFF BUILDERS, INC. AND SUBSIDIARIES

     The deferred tax assets (liabilities) at February 28, 1999 and February 28, 1998 are comprised of the following:

                                                                FEBRUARY 28,
                                                              -----------------
                                                                1999      1998
                                                              --------   ------
Current:
  Allowance for doubtful accounts receivable................  $  2,595   $1,215
  Accruals not currently deductible.........................     8,492    1,961
                                                              --------   ------
                                                                11,087    3,176
  Valuation allowance.......................................   (11,087)      --
                                                              --------   ------
     Current................................................         0    3,176
                                                              --------   ------
Non-Current:
  Goodwill and intangible assets............................     7,905    5,696
  Revenue recognition.......................................       324      409
  Accelerated depreciation..................................      (888)    (972)
  Accruals not currently deductible.........................     8,474      225
  Other assets (liabilities)................................        35        7
  Net operating loss carryforward...........................     1,975       --
                                                              --------   ------
                                                                17,825    5,365
  Valuation allowance.......................................   (17,825)      --
                                                              --------   ------
     Non-current............................................         0    5,365
                                                              --------   ------
          Total.............................................  $      0   $8,541
                                                              ========   ======

The non-current deferred tax assets are included in Other Assets on the accompanying balance sheet at February 28, 1998.

     The following is a reconciliation of the effective income tax rate to the Federal statutory rate:

                                                                      YEARS ENDED
                                                       ------------------------------------------
                                                       FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,
                                                           1999           1998           1997
                                                       ------------   ------------   ------------
Federal statutory rate...............................      34.0%          34.0%          34.0%
State and local income taxes, net of Federal income
  tax benefit........................................       3.4            3.8            7.6
Write-off of goodwill and intangible assets..........      (3.9)         (12.3)          (0.2)
Tax credits..........................................        --             --           (0.4)
Goodwill amortization................................      (0.3)          (1.1)           4.6
Reversal of prior year accrual.......................        --           (1.8)          (2.3)
Valuation allowance..................................     (43.8)            --             --
Other................................................        --           (1.3)           0.7
                                                          -----          -----           ----
          Effective rate.............................     (10.6)%         21.3%          44.0%
                                                          =====          =====           ====

     The Company has a Federal net operating loss carryover of $4,550 which will expire in 2019.

                     STAFF BUILDERS, INC. AND SUBSIDIARIES

16. COMMITMENTS AND CONTINGENCIES

     Approximate minimum annual rental commitments for the remaining terms of the Company's noncancellable operating leases relating to office space and equipment rentals are as follows:

                                                     HOME HEALTH   SUPPLEMENTAL
YEARS ENDING FEBRUARY                                   CARE         STAFFING      TOTAL
---------------------                                -----------   ------------   -------
2000...............................................    $ 4,532         $388       $ 4,920
2001...............................................      3,365          192         3,557
2002...............................................      2,433           17         2,450
2003...............................................      2,168            4         2,172
2004...............................................      2,023           --         2,023
Thereafter.........................................      2,918           --         2,918
                                                       -------         ----       -------
          Total....................................    $17,439         $601       $18,040
                                                       =======         ====       =======

     Certain leases require additional payments based upon property tax and maintenance expense escalations.

     Aggregate rental expense for fiscal 1999, 1998 and 1997 approximated $5,899, $4,862 and $3,967, respectively. These rent expense amounts include home health care of $5,519, $4,598 and $3,789 and supplemental staffing of $380, $264 and $178 for fiscal 1999, 1998 and 1997, respectively.

     The Company has entered into employment or consulting agreements with several officers and other individuals which require minimum aggregate payments of approximately $3,510, $2,924, $2,031, $1,466 and $1,582 over the next five fiscal years. Agreements with two executives provide, in the event of their death, for the continued payment of their compensation to their beneficiaries for the duration of their agreements. Additionally, certain officers have entered into agreements which provide that in the event of change in control of, and the discontinuance of such employee's employment, the Company will pay a lump sum amount of 2.99 times the average annual compensation paid to the employee during the five-year period immediately preceding the date of the discontinuance of employment.

     On September 20, 1995, the United States Attorney for the Eastern District of Pennsylvania alleged that (i) between 1987 and 1989, a corporation, substantially all assets and liabilities of which were acquired by a subsidiary of the Company in 1993, submitted false claims to Medicare totaling approximately $1.5 million and (ii) officers and employees of that corporation submitted false statements in support of such claims, and made a pre-complaint civil settlement demand of approximately $4.5 million. The alleged false claims and false statements were made before the Company acquired that corporation in 1993. There have been significant discussions with the office of the United States Attorney which the Company believes are likely to lead to an arbitration within specified parameters.

     On June 18, 1998, 6100 Cleveland, Inc., Orsinger Enterprises,Inc., and First Choice Medical Staffing, Inc., three former home care and staffing licensees (franchisees) of the Company in Ohio, commenced an action in the United States District Court for the Northern District of Ohio, Eastern Division against the Company's subsidiary, Staff Builders International, Inc. The action sought to recover damages and other relief alleging unpaid royalties, wrongful termination by the Company of the Franchise Agreement between the Company and the Plaintiffs, breach of contract and other damages. The Company answered the complaint and moved for a change of venue. On December 1, 1998, Plaintiffs without the required permission of the Court, filed a Second Amended Complaint alleging in addition to the allegations contained in the prior Complaint, claims under the Racketeer Influenced and Corrupt Organizations Act ("RICO"), claiming a series of deliberate and illegal actions designed to put certain Staff Builders franchisees out of business, as well as claims arising under New York and Ohio loss of business opportunity statutes. The Court granted the Company's motion to dismiss the RICO claims and other claims which allege violation of business law in New York, including the claim for money damages of $25 million, treble damages and all of the claims against the

                     STAFF BUILDERS, INC. AND SUBSIDIARIES
named executive officers of the Company. The Court allowed to stand certain claims which allege violation of the Ohio business opportunities statute relating to disclosure requirements. The Court also denied Plaintiffs' motion attempting to dismiss all of defendants' counter-claims and denied third party defendant's motion to dismiss the Company's third party complaint. A companion case, 6100 Columbus, Inc. v. Staff Builders International, Inc. was recently filed alleging breach of contract only. This case will probably be consolidated with the previous case.

     On December 21, 1998, H.L.N. Corporation, Frontlines Homecare, Inc., E.T.H.L., Inc., Phoenix Homelife Nursing, Inc., and Pacific Rim Health Care Services, Inc., former home care licensees (franchisees) of the Company for the territory comprising certain counties in and around Los Angeles, California and their holding company, instituted an action against the Company's subsidiaries, Staff Builders, Inc., Staff Builders International, Inc. and Staff Builders Services, Inc., and certain executive officers of the Company in the Superior Court for the State of California, County of Los Angeles. The action was removed to United States District Court for the Central District of California on December 22, 1998. Plaintiffs filed a First Amended Complaint in the Central District on January 8, 1999 to challenge the termination of the four franchise agreements between the Company and certain of the named plaintiffs, seeking damages for violations of California franchise law, breach of contract, fraud and deceit, unfair trade practices, claims under the RICO, negligence, intentional interference with contractual rights, declaratory and injunctive relief and a request for an accounting. Plaintiffs seek an unspecified amount of damages. Discovery is currently in process.

     On July 17, 1998, the Federal government ordered that a complaint filed by Ali Waris, the former owner of a home health care agency purchased by the Company in 1993, be unsealed and served upon Staff Builders, Inc. and Targa Group, Inc., a former licensee (franchisee) of the Company. The government has elected not to intervene in the action, in which Mr. Waris claimed damages for alleged violations of the False Claims Act by the Company in connection with payments made by the Company for consulting services. Following a motion to dismiss, on March 4, 1999, the Court granted Mr. Waris leave to amend the Complaint, the amended filing for which was served on the Company on March 31, 1999. The Company has filed a motion to dismiss the Amended Complaint.

     On April 30, 1999, Nursing Services of Iowa, Inc., Helen Kelly, Geri-Care Home Health, Inc. and Jacquelyn Klooster, two former home health care franchisees of the Company and their principals in Des Moines and Sioux City, Iowa, respectively, commenced an action in the United States District Court for the Southern District of Iowa, Central Division against the Company's subsidiaries Staff Builders International, Inc., Staff Builders Services, Inc., Staff Builders, Inc., and certain executive officers of the Company. The action alleges claims under the RICO claiming a series of deliberate and illegal actions designed to defraud Staff Builders' licensees (franchisees), as well as claims for negligence, breach of fiduciary duty, breach of contract, fraudulent misrepresentation and violation of the Iowa franchise law. The complaint seeks unspecified money damages, a claim for treble damages on the RICO claims and punitive and exemplary damages.

     The Company is a defendant in several civil actions which are routine and incidental to its business. The Company purchases insurance in such amounts which management believes to be reasonable and prudent.

     Although the Company cannot estimate the ultimate cost of its open legal matters with precision, it has recorded a loss accrual at February 28, 1999 and February 28, 1998 for the aggregate, estimated amount to litigate or resolve such matters. In the opinion of management, the outcome of pending litigation will not have a material adverse effect on the Company's consolidated financial position or results of operations. However, unfavorable resolutions of these actions could have an adverse impact on liquidity. See Note 3 for a discussion of Staff Builders' accruals and contingencies with respect to Medicare and Medicaid liabilities.

                     STAFF BUILDERS, INC. AND SUBSIDIARIES

17. STOCKHOLDERS' EQUITY

COMMON STOCK -- RECAPITALIZATION AND VOTING RIGHTS

     During fiscal 1996, the shareholders approved a plan of recapitalization by which the existing Common Stock, $.01 par value, was reclassified and converted into either Class A Common Stock, $.01 par value per share, or Class B Common Stock, $.01 par value per share. Prior to the recapitalization, shares of common stock that were held by the beneficial owner for at least 48 consecutive months were considered long-term shares, and, were entitled to ten votes for each share of stock. Pursuant to the recapitalization, long-term shares were converted into Class B Common Stock and short-term shares (beneficially owned for less than 48 months) were converted into Class A Common Stock. As a result of the recapitalization, 1,554,936 shares of Class B common stock were issued.

     A holder of Class B Common Stock is entitled to ten votes for each share and each share is convertible into one share of Class A Common Stock (and will automatically convert into one share of Class A Common Stock upon any transfer subject to certain limited exceptions). Except as otherwise required by the Delaware General Corporation Law, all shares of common stock vote as a single class on all matters submitted to a vote by the stockholders.

     The recapitalization included all outstanding options and warrants to purchase shares of common stock which were converted automatically into options and warrants, to purchase an equal number of shares of Class A Common Stock.

STOCK OPTIONS

     The Company has adopted the disclosure provisions of the Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). Accordingly, no compensation expense has been recognized for the stock option plans. Had the Company recorded compensation expense for the stock options based on the fair value at the grant date for awards in fiscal years ended 1999, 1998 and 1997 consistent with the provisions of SFAS 123, the Company's net income (loss) and net income (loss) per share would have reflected the following pro forma amounts:

                                                    FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,
                                                        1999           1998           1997
                                                    ------------   ------------   ------------
Net income (loss) -- as reported..................    $(73,086)      $(21,632)       $3,761
Net income (loss) -- pro forma....................     (73,099)       (22,075)        3,708
Basic earnings (loss) per share as reported.......       (3.16)         (0.90)          .16
Basic earnings (loss) per share pro forma.........       (3.16)         (0.92)          .16
Diluted earnings (loss) per share as reported.....       (3.16)         (0.90)          .15
Diluted earnings (loss) per share pro forma.......       (3.16)         (0.92)          .15

     Because the SFAS 123 method of accounting has not been applied to options granted prior to March 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     The fair value of each option grant is estimated on the date of grant using the Black Scholes option pricing model with the following weighted-average assumptions used for grants in fiscal years 1999, 1998 and 1997, respectively: expected volatility of 142%, 56% and 48%; risk-free interest rate averaging 5.5%, 5.8% and 7.1%; and expected lives of 10 years for all.

     During the year ended February 28, 1994 ("fiscal 1994"), the Company adopted a stock option plan (the "1993 Stock Option Plan") under which an aggregate of one million shares of common stock are reserved for issuance upon exercise of options thereunder. Options granted under this plan may be incentive stock options

                     STAFF BUILDERS, INC. AND SUBSIDIARIES

("ISO's") or non-qualified options ("NQSO's"). This plan replaces the 1986 NonQualified Plan ("1986 NQSO Plan") and the 1983 Incentive Stock Option Plan ("1983 ISO Plan") which terminated in 1993 except as to options then outstanding. Employees, officers, directors and consultants are eligible to participate in the plan. Options are granted at not less than the fair market value of the common stock at the date of grant.

     A total of 2,227,750 stock options were granted under the 1993 Stock Option Plan, at prices ranging from $.50 to $3.87, of which 924,750 remain outstanding at February 28, 1999. Effective December 1, 1998, 914,750 of these options issued to certain employees under the 1993 Stock Option Plan were rescinded and the same number of new options at an option price of $.50 reissued to these employees.

     During the year ended February 28, 1999 ("fiscal 1999"), the Company adopted a stock option plan ("the "1998 Stock Option Plan") under which an aggregate of two million shares of common stock are reserved for issuance upon exercise of options thereunder. Options granted under this plan may be incentive stock options ("ISO's") or non-qualified options ("NQSO's"). Employees, officers, directors and consultants are eligible to participate in the plan. Stephen Savitsky and David Savitsky are not eligible to receive options under the plan. Options are granted at not less than fair market value of the common stock at the date of grant.

     A total of 960,583 stock options were granted under the 1998 Stock Option Plan, at a price of $.50, all of which remain outstanding at February 28, 1999. Effective December 1, 1998, 117,550 options issued to certain employees under the 1983 ISO Plan and 31,250 options issued to certain employees under the 1986 NQSO Plan were rescinded and 148,800 options at an option price of $.50 were issued to these employees under the 1998 Stock Option Plan.

     A summary of activity under the 1998 Stock Option Plan, the 1993 Stock Option Plan, the 1986 NQSO Plan and the 1983 ISO Plan is as follows:

                                                            OPTIONS
                                                           FOR SHARES   PRICE PER SHARE
                                                           ----------   ---------------
Options outstanding at February 29, 1996.................   2,503,030    $1.63 to $6.38
Granted..................................................     222,500    $2.50 to $3.19
Exercised................................................     (39,000)            $2.27
Terminated...............................................    (213,500)   $2.19 to $6.38
                                                           ----------
Options outstanding at February 28, 1997.................   2,473,030    $1.63 to $6.13
Granted..................................................     414,000    $2.28 to $2.50
Exercised................................................      (5,000)            $2.19
Terminated...............................................    (392,750)   $2.19 to $4.00
                                                           ----------
Options outstanding at February 28, 1998.................   2,489,280    $1.63 to $6.13
Granted..................................................   1,880,333    $ .50 to $2.06
Exercised................................................     (20,000)            $1.75
Terminated...............................................  (1,474,840)   $1.75 to $6.13
                                                           ----------
Options outstanding at February 28, 1999.................   2,874,773    $ .50 to $3.00
                                                           ==========

     Included in the outstanding options are 148,169 ISO's and 900,440 NQSO's which were exercisable at February 28, 1999. The remaining options to purchase 1,826,164 shares become exercisable at various dates through December 2004.

                     STAFF BUILDERS, INC. AND SUBSIDIARIES

     The following tables summarize information about stock options outstanding at February 28, 1999:

                              OPTIONS OUTSTANDING

                                                                     WEIGHTED
                                                                     AVERAGE        WEIGHTED
                                                                    REMAINING       AVERAGE
                                                     NUMBER      CONTRACTUAL LIFE   EXERCISE
RANGE OF EXERCISE PRICES                           OUTSTANDING      (IN YEARS)       PRICE
------------------------                           -----------   ----------------   --------
$ .50 to $1.50...................................   1,875,333          7.6           $ .50
$1.51 to $2.50...................................     939,440          3.2           $1.84
$2.51 to $3.00...................................      60,000          3.2           $3.00
                                                    ---------          ---           -----
                                                    2,874,773          6.1           $ .99
                                                    =========          ===           =====

                              OPTIONS EXERCISABLE

                                                                     WEIGHTED
                                                                     AVERAGE        WEIGHTED
                                                                    REMAINING       AVERAGE
                                                     NUMBER      CONTRACTUAL LIFE   EXERCISE
RANGE OF EXERCISE PRICES                           EXERCISABLE      (IN YEARS)       PRICE
------------------------                           -----------   ----------------   --------
$ .50 to $1.50...................................      49,169          9.8           $ .50
$1.51 to $2.50...................................     939,440          3.2           $1.84
$2.51 to $3.00...................................      60,000          3.2           $3.00
                                                    ---------          ---           -----
                                                    1,048,609          3.5           $1.84
                                                    =========          ===           =====

     During the year ended February 28, 1995, the Company adopted a stock option plan (the "1994 Performance-Based Stock Option Plan") which provides for the issuance of up to 3,400,000 shares of its common stock. Executive officers of the Company and its wholly-owned subsidiaries are eligible for grants. Performance-based stock options are granted for periods of up to ten years and the exercise price is equal to the average of the closing price of the common stock for the twenty consecutive trading days prior to the date on which the option is granted. Vesting of performance based options is during the first four years after the date of grant, and is dependent upon increases in the market price of the common stock.

     Since inception a total of 7,712,563 stock options were granted under the 1994 Performance-Based Stock Option Plan, at option prices ranging from $.53 to $3.14, of which 3,396,849 remain outstanding at February 28, 1999. Effective December 1, 1998, 3,150,714 of these options issued to certain employees under the plan were rescinded and new options at option prices ranging from $.53 to $.59 were issued to these employees. Of the 3,396,849 options outstanding as of February 28, 1999, 30,000 options were terminated in March 1999, 25,000 options are exercisable through September, 2004 and the remaining 3,341,849 options will become exercisable on, or before, December 1, 2004.

                     STAFF BUILDERS, INC. AND SUBSIDIARIES

     A summary of activity under the 1994 Performance-Based Stock Option Plan is as follows:

                                                             OPTIONS
                                                            FOR SHARES   PRICE PER SHARE
                                                            ----------   ---------------
Options outstanding at February 28, 1996..................   2,230,000            $3.14
Granted...................................................           0         --
Exercised.................................................           0         --
Terminated................................................           0         --
                                                            ----------
Options outstanding at February 28, 1997..................   2,230,000            $3.14
Granted...................................................   1,100,714   $1.81 to $2.25
Exercised.................................................           0         --
Terminated................................................     (50,000)           $3.14
                                                            ----------
Options outstanding at February 28, 1998..................   3,280,714   $1.81 to $3.14
Granted...................................................   4,381,849   $ .53 to $2.16
Exercised.................................................           0         --
Terminated................................................  (4,265,714)  $1.81 to $3.14
                                                            ----------
Options outstanding at February 28, 1999..................   3,396,849   $ .53 to $3.14
                                                            ==========

     The following tables summarize information about stock options issued under the 1994 Performance-Based Stock Option Plan outstanding at February 28, 1999:

                              OPTIONS OUTSTANDING

                                                                     WEIGHTED
                                                                     AVERAGE        WEIGHTED
                                                                    REMAINING       AVERAGE
                                                     NUMBER      CONTRACTUAL LIFE   EXERCISE
RANGE OF EXERCISE PRICES                           OUTSTANDING      (IN YEARS)       PRICE
------------------------                           -----------   ----------------   --------
$ .53 to $ .59...................................   3,341,849          9.8           $ .58
$ .60 to $2.15...................................           0           --              --
$2.16 to $3.14...................................      55,000          6.5           $2.90
                                                    ---------          ---           -----
                                                    3,396,849          9.7           $ .62
                                                    =========          ===           =====

                              OPTIONS EXERCISABLE

                                                                     WEIGHTED
                                                                     AVERAGE        WEIGHTED
                                                                    REMAINING       AVERAGE
                                                     NUMBER      CONTRACTUAL LIFE   EXERCISE
RANGE OF EXERCISE PRICES                           EXERCISABLE      (IN YEARS)       PRICE
------------------------                           -----------   ----------------   --------
$ .53 to $ .59...................................           0           --              --
$ .60 to $2.15...................................           0           --              --
$2.16 to $3.14...................................      40,000          5.6           $3.10
                                                    ---------          ---           -----
                                                       40,000          5.6           $3.10
                                                    =========          ===           =====

     During fiscal 1994, the Company adopted an employee stock purchase plan (the "1993 Employee Stock Purchase Plan") which provided for the issuance of up to one million shares of its common stock. The purchase price of the shares is the lesser of 90 percent of the fair market value at the enrollment date, as defined, or the exercise date. All one million shares have been issued and the 1993 Employee Stock Purchase Plan has been terminated.

                     STAFF BUILDERS, INC. AND SUBSIDIARIES

     During fiscal 1999, the Company adopted an employee stock purchase plan (the "1998 Employee Stock Purchase Plan") which provides for the issuance of up to one million shares of its common stock. This plan replaces the 1993 Employee Stock Purchase Plan. The purchase price of the shares is the lesser of 90 percent of the fair market value at the enrollment date, as defined, or the exercise date. Since inception of this plan, a total of 96,634 shares were issued. The 1998 Employee Stock Purchase Plan has been indefinitely suspended and no further shares will be issued during the suspension.

PREFERRED STOCK, CLASS A

     During fiscal 1999, the holders of all issued and outstanding shares of Class A Preferred Stock (the "Preferred Stock") exchanged their Preferred Stock for 4,269,820 shares of Class A Common Stock. There are currently no outstanding shares of Preferred Stock.

COMMON SHARES RESERVED

     The following represents common shares reserved and available for issuance, at February 28, 1999, for options granted and outstanding warrants and employee stock purchases:

                                                                          AVAILABLE
                                                                             FOR
                                                              RESERVED    ISSUANCE
                                                              ---------   ---------
1994 Performance-Based Stock Option Plan....................  3,396,849       3,151
1998, 1993, 1986 and 1983 Stock Option Plans................  2,874,773   1,039,417
1998 Employee Stock Purchase Plan...........................         --     903,366
Other.......................................................     12,894          --
                                                              ---------   ---------
          Total.............................................  6,284,516   1,945,934
                                                              =========   =========

PURCHASE AND RETIREMENT OF COMMON STOCK

     From March 6, 1998 through October 16, 1998, the Company purchased and retired a total of 5,088,060 shares of its common stock at a cost of $4.8 million. No repurchases have been made since October 16, 1998 and no repurchases were made in fiscal 1998. During fiscal 1997, the Company purchased and retired a total of 155,000 shares of its common stock at a cost of $410.

                     STAFF BUILDERS, INC. AND SUBSIDIARIES

18. EARNINGS (LOSS) PER COMMON SHARE

     The following table sets forth the computation of the basic and diluted earnings (loss) per share (in thousands, except per share amounts):

                                                                   YEARS ENDED
                                                    ------------------------------------------
                                                    FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,
                                                        1999           1998           1997
                                                    ------------   ------------   ------------
Numerator:
  Net income (loss)...............................    $(73,086)      $(21,632)      $ 3,761
                                                      ========       ========       =======
Denominator:
  Share reconciliation:
  Shares used for basic earnings (loss) per
     share........................................      23,162         23,939        23,668
  Effect of dilutive items:
     Stock options................................          --             --           864
     Other........................................          --             --            45
                                                      --------       --------       -------
  Shares used for dilutive earnings (loss) per
     share........................................      23,162         23,939        24,577
                                                      ========       ========       =======
Earnings (loss) per share:
  Basic...........................................    $  (3.16)      $  (0.90)      $  0.16
                                                      ========       ========       =======
  Diluted.........................................    $  (3.16)      $  (0.90)      $  0.15
                                                      ========       ========       =======

     The number of antidilutive shares for the years ended February 28, 1999, 1998 and 1997 were 6,046, 5,812 and 2,702, respectively.

19. UNAUDITED QUARTERLY FINANCIAL DATA

     Summarized unaudited quarterly financial data for fiscal 1999 and 1998 are as follows (in thousands, except per share data):

                                          FIRST          SECOND         THIRD          FOURTH
                                         QUARTER        QUARTER        QUARTER        QUARTER
                                       ------------   ------------   ------------   ------------
                                       (RESTATED --   (RESTATED --   (RESTATED --   (RESTATED --
                                       SEE NOTE 1)    SEE NOTE 1)    SEE NOTE 1)    SEE NOTE 1)
Fiscal 1999
Revenues.............................    $111,281       $111,670       $107,883       $106,754
Gross profit.........................    $ 34,897       $ 37,484       $ 35,301       $ 30,849
Net income (loss)....................    $    (99)      $    135       $(45,370)      $(27,752)
Income (loss) per common share:
  Basic..............................    $   0.00       $    .01       $  (1.99)      $  (1.18)
  Diluted............................    $   0.00       $    .01       $  (1.99)      $  (1.18)
Weighted average number of common
  shares:
  Basic..............................      23,647         22,526         22,846         23,577
  Diluted............................      23,647         22,563         22,846         23,577

                     STAFF BUILDERS, INC. AND SUBSIDIARIES

                                           FIRST      SECOND       THIRD          FOURTH
                                          QUARTER    QUARTER      QUARTER        QUARTER
                                          --------   --------   ------------   ------------
                                                                (RESTATED --   (RESTATED --
                                                                SEE NOTE 1)    SEE NOTE 1)
Fiscal 1998
Revenues................................  $130,501   $131,617     $133,075       $131,480
Gross profit............................  $ 46,525   $ 47,548     $ 47,494       $ 46,881
Net income..............................  $    849   $    989     $    975       $(24,445)
Income per common share:
  Basic.................................  $    .04   $    .04     $    .04       $  (1.02)
  Diluted...............................  $    .04   $    .04     $    .04       $  (1.02)
Weighted average number of common
  shares:
  Basic.................................    23,842     23,910       23,970         24,035
  Diluted...............................    24,080     24,246       24,388         24,035

     During the third quarter of fiscal 1999, the Company recorded pre-tax charges including $29.0 million for Medicare and Medicaid audit adjustments and $4.5 million for restructuring costs. During the fourth quarter of fiscal 1999, the Company wrote-off goodwill and intangible assets aggregating $15.3 million and recorded other restructuring costs of $0.7 million. During the fourth quarter of fiscal 1998, the Company recorded a pre-tax non-recurring charge of $33.4 million.

20. SUBSEQUENT EVENTS (UNAUDITED)

     On September 17, 1999, Staff Builders sold its entire interest in Chelsea for total consideration of $17.5 million, subject to a post-closing net asset book value adjustment. Such consideration included $14.5 million received in cash and $3.0 million to be paid in cash upon completion of the Distribution, $500 of which is payable to a former principal of Chelsea. The proceeds received of $14.5 million were used to pay off $8.4 million of borrowings under Staff Builders' acquisition line of credit and $6.1 million was used to pay down the revolving line of credit, of which $4.6 million and $1.5 million paid down the home health care and ATC supplemental staffing division portions of the revolving line of credit, respectively. Staff Builders expects that there will be no material gain or loss from this transaction.

     On September 24, 1999, the home health care business of Staff Builders ("TLC") entered into an amended and restated loan and security agreement which expires on February 29, 2000. The TLC loan agreement provides for the home health care business to borrow up to a maximum of $17.0 million which shall be reduced to (i) $16.75 million on the earlier of: (A) October 29, 1999, or (B) the Distribution, (ii) $16.25 million thirty days after the date of the reduction set forth in clause (i) above, and (iii) $16.0 million thirty days after the date of the reduction set forth in clause (ii) above. TLC is permitted to borrow up to 80% of eligible accounts receivable, up to the maximum amount of the credit facility. Further, availability is reduced by a separate reserve in the amount of $750 until such time that a more favorable payment plan has been agreed upon in writing between TLC and HCFA, under terms and conditions acceptable to the bank. As of September 24, 1999, Staff Builders had borrowed an aggregate of $14.8 million under its TLC loan.

     The TLC loan bears interest at 2.0% over the prevailing prime lending rate (such rate being 8.25% as of September 27, 1999), a monthly collateral management fee of $8 and an unused fee of .375% per annum of the daily unused portion of the credit facility. Based on the outstanding borrowings at September 24, 1999, an increase of 1% in the prime rate would have the effect of increasing annual interest expense by approximately $150 thousand. TLC paid bank fees of $170 in connection with the execution of the loan agreement. Subsequently, TLC is required to pay facility fees of .875% of its then maximum revolving credit amount on November 30, 1999 and on December 30, 1999 and .5% in a facility fee of its then maximum

                     STAFF BUILDERS, INC. AND SUBSIDIARIES
revolving credit amount on January 31, 2000. If the loan is fully paid on a date prior to any of the foregoing dates, then TLC will not be required to make any of the payments on dates subsequent to the loan pay off date.

                                  SCHEDULE II
                     STAFF BUILDERS, INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                           YEARS ENDED
                                                            ------------------------------------------
                                                            FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,
                                                                1999           1998           1997
                                                            ------------   ------------   ------------
ALLOWANCE FOR DOUBTFUL ACCOUNTS:
  Balance, beginning of period............................    $ 3,660        $ 2,800        $ 2,200
  Charged to costs and expenses...........................      9,109          4,800          2,740
  Addition from consolidation of majority-owned
     business.............................................         --             60             --
  Deductions..............................................     (5,769)        (4,000)        (2,140)
                                                              -------        -------        -------
  Balance, end of period..................................    $ 7,000        $ 3,660        $ 2,800
                                                              =======        =======        =======
ACCUMULATED AMORTIZATION OF INTANGIBLE ASSETS:
  Balance, beginning of period............................    $10,521        $ 9,126        $ 7,282
  Charged to costs and expenses...........................        581          2,601          2,503
  Write-off of fully amortized assets.....................         --         (1,206)          (659)
                                                              -------        -------        -------
  Balance, end of period..................................    $11,102        $10,521        $ 9,126
                                                              =======        =======        =======
DEFERRED INCOME (NETTED AGAINST FRANCHISE NOTES
  RECEIVABLE):
  Balance, beginning of period............................    $ 4,387        $ 5,600        $ 5,735
  Charged to notes receivable.............................        428             89            341
  Deductions..............................................     (2,333)        (1,302)          (476)
                                                              -------        -------        -------
  Balance, end of period..................................    $ 2,482        $ 4,387        $ 5,600
                                                              =======        =======        =======

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma consolidated balance sheet as of May 31, 1999 and unaudited pro forma consolidated statements of operations of the Company for the three months ended May 31, 1999 and the fiscal year ended February 28, 1999 (collectively, the "Pro Forma Statements") are based on the historical Consolidated Financial Statements of Staff Builders included elsewhere in this Information Statement as adjusted to give effect to the Distribution. Since after the Distribution TLC will own a majority of the operations, employees and assets of the historical businesses of Staff Builders, the Distribution will be treated as a "reverse spin off" for financial reporting purposes under GAAP. See assumptions and adjustments in the accompanying Notes to the Pro Forma Statements. The pro forma consolidated balance sheet gives effect to the Distribution as if it occurred on May 31, 1999 and the pro forma consolidated statements of operations give effect to the Distribution as if it occurred on the first day of each respective period. The pro forma consolidated balance sheet also gives effect to the sale of Chelsea as if it occurred on May 31, 1999 (See Note 20). The unaudited historical financial statements as of May 31, 1999 and for the three months then ended have been restated. See Note 1 to the Consolidated Financial Statements.

     The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable. The Pro Forma Statements do not purport to represent what the Company's financial position and result of operations would actually have been had the Distribution occurred on such dates or to project the Company's financial position or results of operations for any future period.

                UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS
                                  MAY 31, 1999
                                 (IN THOUSANDS)

                                                   STAFF BUILDERS   TLC PRO FORMA       TLC PRO FORMA
                                                     HISTORICAL     ADJUSTMENTS(A)      CONSOLIDATED
                                                   --------------   --------------      -------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents......................    $   1,676         $   (874)(B)       $     802
  Accounts receivable, net.......................       79,764          (32,792)(B)          46,972
  Income tax refund receivable...................        1,733                                1,733
  Prepaid expenses and other current assets......        3,448           (1,946)(B)           1,502
                                                     ---------         --------           ---------
          Total current assets...................       86,621          (35,612)             51,009
FIXED ASSETS, net................................       29,110             (842)(B)          28,268
INTANGIBLE ASSETS, net...........................       27,110          (21,797)(B)           5,313
OTHER ASSETS.....................................        4,420             (299)(B)           4,121
                                                     ---------         --------           ---------
TOTAL ASSETS.....................................    $ 147,261         $(58,550)          $  88,711
                                                     =========         ========           =========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Accounts payable and accrued expenses..........    $  35,921         $ (7,037)(B)       $  28,884
  Accrued payroll and payroll related expenses...       26,105           (3,535)(B)          22,570
  Current portion of Medicare and Medicaid
     liabilities.................................       25,896                0              25,896
  Current portion of long-term debt..............       45,812          (29,633)(B)(F)       16,179
                                                     ---------         --------           ---------
          Total current liabilities..............      133,734          (40,205)             93,529
                                                     ---------         --------           ---------
LONG-TERM DEBT...................................       19,627                               19,627
                                                     ---------                            ---------
LONG-TERM MEDICARE AND MEDICAID LIABILITIES......       30,301                               30,301
                                                     ---------                            ---------
OTHER LIABILITIES................................        5,142              (25)(B)           5,117
                                                     ---------         --------           ---------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY (DEFICIT):
  Class A common stock...........................          233             (115)(E)             118
  Class B common stock...........................            3               (3)                 --
  Additional paid-in capital.....................       69,055          (17,172)(E)(F)       51,883
  Accumulated deficit............................     (110,834)          (1,030)(B)        (111,864)
                                                     ---------         --------           ---------
          Total stockholders' equity (deficit)...      (41,543)         (18,320)            (59,863)
                                                     ---------         --------           ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
  (DEFICIT)......................................    $ 147,261         $(58,550)          $  88,711
                                                     =========         ========           =========

            See notes to pro forma consolidated financial statements

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                    FOR THE THREE MONTHS ENDED MAY 31, 1999
                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

                                                     STAFF BUILDERS   TLC PRO FORMA     TLC PRO FORMA
                                                       HISTORICAL     ADJUSTMENTS(A)    CONSOLIDATED
                                                     --------------   --------------    -------------
REVENUES
  Home health care.................................     $ 69,927         $     --          $69,927
  Supplemental staffing............................       37,558          (37,558)(B)            0
                                                        --------         --------          -------
  Total service revenues...........................      107,485          (37,558)          69,927
                                                        --------         --------          -------
  Sales of licensees and fees, net.................          180              (13)(B)          167
                                                        --------         --------          -------
          Total revenues...........................      107,665          (37,571)          70,094
                                                        --------         --------          -------
COSTS AND EXPENSES:
  Operating costs..................................       73,850          (29,365)(B)       44,485
  General and administrative expenses..............       34,408           (6,142)(B)       28,266
  Amortization of intangible assets................          301             (173)(B)          128
  Interest expense.................................        1,243             (848)(B)          395
  Interest (income)................................          (98)               3(B)           (95)
  Other (income) expense, net......................          (14)            (137)(B)         (151)
                                                        --------         --------          -------
          Total costs and expenses.................      109,690          (36,662)          73,028
                                                        --------         --------          -------
(LOSS) BEFORE INCOME TAXES.........................       (2,025)             909           (2,934)
PROVISION FOR INCOME TAXES.........................          159             (134)(C)           25
                                                        --------         --------          -------
NET INCOME (LOSS)..................................     $ (2,184)        $   (775)         $(2,959)
                                                        ========         ========          =======
EARNINGS (LOSS) PER COMMON SHARE:
  Basic............................................     $  (0.09)        $     --          $ (0.25)
                                                        ========         ========          =======
  Diluted..........................................     $  (0.09)        $     --          $ (0.25)
                                                        ========         ========          =======
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
  Basic............................................       23,619          (11,810)(D)       11,810
                                                        ========         ========          =======
  Diluted..........................................       23,619          (11,810)(D)       11,810
                                                        ========         ========          =======

            See notes to pro forma consolidated financial statements

                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                  FOR THE FISCAL YEAR ENDED FEBRUARY 28, 1999
                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

                                                     STAFF BUILDERS   TLC PRO FORMA     TLC PRO FORMA
                                                       HISTORICAL     ADJUSTMENTS(A)    CONSOLIDATED
                                                     --------------   --------------    -------------
REVENUES
  Home health care.................................     $310,297         $     --         $310,297
  Supplemental staffing............................      124,867         (124,867)(B)            0
                                                        --------         --------         --------
  Total service revenues...........................      435,164         (124,867)         310,297
                                                        --------         --------         --------
  Sales of licenses and fees, net..................        2,424             (190)(B)        2,234
                                                        --------         --------         --------
          Total revenues...........................      437,588         (125,057)         312,531
                                                        --------         --------         --------
COSTS AND EXPENSES:
  Operating costs..................................      299,057          (99,048)(B)      200,009
  General and administrative expenses..............      150,169          (22,610)(B)      127,559
  Amortization of intangible assets................        1,314             (696)(B)          618
  Interest expense.................................        4,233           (2,787)(B)        1,446
  Interest (income)................................       (1,061)              75(B)          (986)
  Other (income) expense, net......................          464             (338)(B)          126
  Medicare and Medicaid audit adjustments..........       29,000                            29,000
  Restructuring costs..............................       20,464             (130)(B)       20,334
                                                        --------         --------         --------
          Total costs and expenses.................      503,640         (125,534)         378,106
INCOME (LOSS) BEFORE INCOME TAXES..................      (66,052)             477          (65,575)
PROVISION FOR INCOME TAXES.........................        7,034             (509)(C)        6,525
                                                        --------         --------         --------
NET INCOME (LOSS)..................................     $(73,086)        $    986         $(72,100)
                                                        ========         ========         ========
EARNINGS (LOSS) PER COMMON SHARE:
  Basic............................................     $  (3.16)        $     --         $  (6.23)
                                                        ========         ========         ========
  Diluted..........................................     $  (3.16)        $     --         $  (6.23)
                                                        ========         ========         ========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
  Basic............................................       23,162          (11,581)(D)       11,581
                                                        ========         ========         ========
  Diluted..........................................       23,162          (11,581)(D)       11,581
                                                        ========         ========         ========

            See notes to pro forma consolidated financial statements

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS:

     (A) The following pro forma adjustments reflect the Distribution. Since after the Distribution TLC will own a majority of the operations, employees and assets of the historical businesses of Staff Builders, the Distribution will be treated as a "reverse spin-off" for financial reporting purposes under GAAP.

     (B) Pro forma adjustments to remove assets, liabilities, revenues and expenses not part of the home health operations of Staff Builders. Bank borrowings and related interest expense have been accounted for in the pro forma financial data based on the historical allocation of such borrowings by Staff Builders to its home health care and supplemental staffing businesses.

     (C) Pro forma adjustments to give effect to the computation of income taxes as if separate income tax returns were filed.

     (D) Pro forma adjustment to reflect the average outstanding shares of Staff Builders adjusted for the one share of TLC which will be issued for each previously outstanding two shares of Staff Builders.

     (E) Pro forma adjustment to reflect the capitalization of TLC.

     (F) Includes pro forma adjustment to reflect the proceeds of $14.5 million from the sale of Chelsea which were used to pay off $8.4 million of borrowings under Staff Builders' acquisition line of credit and $6.1 million was used to pay down the revolving line of credit. There was no material gain or loss from this transaction.

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 5 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            TENDER LOVING CARE HEALTH CARE
                                            SERVICES, INC.


                                            By:    /s/ STEPHEN SAVITSKY

                                              ----------------------------------

                                                       Stephen Savitsky


                                                    Chairman of the Board


                                                 and Chief Executive Officer



Dated: October 12, 1999

                                 EXHIBIT INDEX

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
           3.1           -- Form of Amended and Restated Certificate of Incorporation
                            of the Company.+
           3.2           -- Form of Amended and Restated By-laws of the Company.+
           4.1           -- Specimen Common Stock Certificate.+
          10.1           -- Form of Distribution Agreement between Staff Builders and
                            TLC.+
          10.2           -- Form of Tax Allocation Agreement between Staff Builders and TLC.+
          10.3           -- Form of Transitional Services Agreement between Staff
                            Builders and TLC.+
          10.4           -- Form of Trademark License Agreement between Staff
                            Builders and Staff Builders International, Inc.+
          10.5           -- Form of Sublease between Staff Builders and TLC.+
          10.6           -- Form of Employee Benefits Agreement between Staff
                            Builders and TLC.+
          10.7           -- Form of Employment Agreement between the Company and
                            Stephen Savitsky.+
          10.8           -- Form of Employment Agreement between the Company and
                            David Savitsky.+
          10.9           -- Form of Employment Agreement between the Company and Dale
                            R. Clift.+
          10.10          -- Form of Employment Agreement between Staff Builders, Inc.
                            (NY) and Sandra Parshall.+
          10.11          -- Form of Employment Agreement between the Company and
                            Willard T. Derr.+
          10.12          -- Form of Employment Agreement between the Company and
                            Renee J. Silver.+
          10.13          -- Form of Indemnification Agreement between the Company and
                            Stephen Savitsky.+
          10.14          -- Form of Indemnification Agreement between the Company and
                            David Savitsky.+
          10.15          -- Form of Indemnification Agreement between the Company and
                            Bernard J. Firestone.+
          10.16          -- Form of Indemnification Agreement between the Company and
                            Jonathan Halpert.+
          10.17          -- Form of Indemnification Agreement between the Company and
                            Dale R. Clift.+
          10.18          -- Form of Indemnification Agreement between the Company and
                            Willard T. Derr.+
          10.19          -- Form of Indemnification Agreement between the Company and
                            Renee J. Silver.+
          10.20          -- 1999 Stock Option Plan.+
          10.21          -- Form of Stock Option Agreement.+
          10.22          -- Form of Home Health Care Services Franchise Agreement.(A)
          10.23          -- Executive Deferred Compensation Plan, effective as of
                            March 1, 1994.+
          10.24          -- Form of Split-Dollar Life Insurance Agreement.+
          10.25          -- Master Lease Agreement, dated as of December 4, 1996,
                            between the Company and Chase Equipment Leasing, Inc.(B)
          10.26          -- Premium Finance Agreement, Disclosure Statement and
                            Security Agreement, dated as of December 26, 1996,
                            between the Company and A.I. Credit Corp.(B)
          10.27          -- Agreement of Lease, dated as of October 1, 1993, between
                            Triad III Associates and Staff Builders, Inc. (NY).(C)
          10.28          -- Supplemental Agreement, dated as of January 21, 1994,
                            between General Electric Capital Corporation, Triad III
                            Associates and Staff Builders, Inc. (NY)(C)
          10.29          -- First Lease Amendment, dated October 28, 1998, between
                            Matterhorn USA, Inc. and Staff Builders, Inc. (NY)+
          10.30          -- License Agreement, dated as of April 23, 1996, between
                            Matterhorn One, Ltd. and Staff Builders, Inc. (NY).(B)
          10.31          -- License Agreement, dated as of December 16, 1998, between
                            Matterhorn USA, Inc. and Staff Builders, Inc. (NY).+
          10.32          -- Lease Agreement, dated as of November 4, 1996, between
                            Airport Landing Center, L.L.C. and Staff Builders Home
                            Health Care, Inc.(B)
          10.33          -- Asset Purchase Agreement dated as of June 22, 1993,
                            between Albert Gallatin Home Care, Inc and Albert
                            Gallatin Visiting Nurse Association, Inc.(D)

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
          10.34          -- Stock Purchase Agreement, dated as of August 30, 1995,
                            between Staff Builders Services, Inc., MedVisit, Inc. and
                            Roger Jack Pleasant.(E)
          10.35          -- Asset Purchase and Sale Agreement, dated as of September
                            1, 1995, between Staff Builders Services, Inc. and
                            Accredicare, Inc.(E)
          10.36          -- Stock Redemption Agreement, dated as of March 18, 1997, between the Company and American HomeCare Management
                            Corp.(B)
          10.37          -- Agreement and Release, dated December 24, 1998, between
                            Cynthia Nye and Staff Builders, Inc. (NY).+
          10.38          -- Agreement and Release, dated February 28, 1997, between
                            Larry Campbell and Staff Builders, Inc. (NY).(B)
          10.39          -- Second Amended and Restated Loan and Security Agreement,
                            dated as of September 24, 1999, between the Company and
                            Mellon Bank, N.A.+
          21             -- Subsidiaries of the Company.+
          27             -- Financial Data Schedule.

---------------

+ Previously filed.

NOTES TO EXHIBITS

     (A) Incorporated by reference to Staff Builders, Inc.'s Registration Statement on Form S-1 (File No. 33-43728), dated January 29, 1992.

     (B) Incorporated by reference to Staff Builders, Inc.'s exhibit booklet to its Form 10-K for the fiscal year ended February 28, 1997 (File No. 0-11380), filed with the Commission on May 27, 1997.

     (C) Incorporated by reference to Staff Builders, Inc.'s exhibit booklet to its Form 10-K for the fiscal year ended February 28, 1995 (File No. 0-11380), filed with the Commission on May 5, 1995.

     (D) Incorporated by reference to Staff Builders, Inc.'s exhibit booklet to its Form 10-K for the fiscal year ended February 28, 1999 (File No. 0-11380), filed with the Commission on June 11, 1999.

     (E) Incorporated by reference to Staff Builders, Inc.'s exhibit booklet to its Form 10-K for the fiscal year ended February 28, 1996 (File No. 0-11380), filed with the Commission on May 13, 1996.